Exhibit 99.2

Executive and Director Compensation Information

The following sets forth information concerning the compensation of the named executive officers and directors of Liberty Media Corporation and Liberty Interactive Corporation for the year ended December 31, 2016.

Liberty Media Corporation

The following information concerning the compensation of the named executive officers and directors of Liberty Media Corporation for the year ended December 31, 2016 is substantially the same as that which appears in Liberty Media Corporation’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2017 relating to its 2017 annual meeting of stockholders (the LMC proxy statement). References such as “we,” “us” and “our” refer to Liberty Media Corporation and not General Communication, Inc. or GCI Liberty, Inc. Terms used below but not defined have the meanings assigned to the them in the LMC proxy statement.

EXECUTIVE COMPENSATION

This section sets forth information relating to, and an analysis and discussion of, compensation paid by our company to the following persons (who we collectively refer to as our named executive officers):

•                  John C. Malone, our Chairman of the Board;

•                  Gregory B. Maffei, our Chief Executive Officer and President;

•                  Mark D. Carleton, our Chief Financial Officer;

•                  Richard N. Baer and Albert E. Rosenthaler, our other two most highly compensated executive officers at the end of 2016; and

•                  Christopher W. Shean, our former Chief Financial Officer.

Compensation Discussion and Analysis

Compensation Overview

Our compensation committee of our board of directors has responsibility for establishing, implementing and regularly monitoring adherence to our compensation philosophy. That philosophy seeks to align the interests of the named executive officers with those of our stockholders, with the ultimate goal of appropriately motivating our executives to increase long-term stockholder value. To that end, the compensation packages provided to the named executive officers (other than Mr. Malone) include significant performance-based bonuses and significant equity incentive awards, including equity awards that vest many years after initial grant.

Our compensation committee seeks to approve a compensation package for each named executive officer that is commensurate with the responsibilities and proven performance of that executive and that is competitive relative to the compensation packages paid to similarly situated executives in other companies. Our compensation committee does not engage in any regular benchmarking analysis; rather, it is familiar with the range of total compensation paid by other companies and periodically reviews survey information provided by Mercer (US) Inc. (Mercer) and others. Our compensation committee uses this range and survey data as a guide to ensure that the named executive officers receive attractive compensation packages. Our compensation committee believes that our compensation packages should assist our company in attracting and retaining key executives critical to our long-term success.

At our 2015 annual stockholder meeting, stockholders representing 79.4% of the aggregate voting power of Liberty Media present and entitled to vote on our say-on-pay proposal approved, on an advisory basis, our executive compensation disclosed in our proxy statement for the 2015 annual meeting of stockholders. No material changes were implemented to our executive compensation program as a result of this vote. In 2012, the stockholders of our predecessor parent company (currently Starz Acquisition, LLC or Old LMC) elected to hold a say-on-pay vote every three years, and we assumed the results of that vote in connection with the spin-off in 2013 of our company from Old LMC (the LMC Spin-Off). Starz Acquisition, LLC, which was formerly known as Starz prior to its December 2016 acquisition by Lions Gate Entertainment Corp., will be referred to herein as Starz).

Services Agreements

In connection with prior spin-off or split off transactions involving our company or Liberty Interactive, we entered into transitional services arrangements with each of Liberty Interactive, Starz, Liberty Broadband, Liberty TripAdvisor, CommerceHub, Inc. (CommerceHub) and Liberty Expedia. Pursuant to these arrangements, our employees provide services to these companies and our company is reimbursed for the time spent serving these companies.

Liberty Interactive Corporation. We assumed a services agreement with Liberty Interactive in connection with the LMC Spin-Off (the LIC Services Agreement). Pursuant to the LIC Services Agreement, in 2016, Liberty

Interactive reimbursed us for the portion of the base salary and certain other compensation we paid to our employees that was allocable to Liberty Interactive for time spent by each such employee related to that company. Liberty Interactive does not reimburse us for time spent by Mr. Maffei on Liberty Interactive matters. Rather, Liberty Interactive pays Mr. Maffei directly pursuant to his employment agreement with Liberty Interactive. The 2016 performance-based bonuses earned by the named executive officers for services provided to our company were paid directly by our company and the performance-based bonuses earned by the named executive officers for services provided to Liberty Interactive were paid directly by Liberty Interactive. During 2016, the estimate of the allocable percentages of time spent performing services for Liberty Interactive, on the one hand, and our company, on the other hand, were reviewed quarterly by our audit committee for appropriateness. The salaries and certain perquisite information included in the “Summary Compensation Table” below reflect the portion of the compensation paid by and allocable to Liberty Media and do not reflect the portion of the compensation allocable to Liberty Interactive and for which Liberty Interactive reimbursed Liberty Media under the LIC Services Agreement. During the year ended December 31, 2016, the weighted average percentage of each such named executive officer’s time that was allocated to our company was: Mr. Malone - 38%; Mr. Baer - 65%; Mr. Carleton - 86%; Mr. Rosenthaler - 63%; and Mr. Shean - 39%.

Starz. In January 2013, we separated from Starz in the LMC Spin-Off. In connection with the LMC Spin-Off, we entered into a services agreement with Starz, pursuant to which Starz compensated us for the portion of the salary and other cash compensation we paid to our employees, including our named executive officers (other than Mr. Maffei), that was allocable to Starz for time spent on matters related to Starz. The services agreement provided that a portion of Mr. Maffei’s base salary would be allocable to Starz for time spent on matters related to Starz and provided that none of Mr. Maffei’s performance-based bonus would be allocable to Starz. For the year ended December 31, 2016, we allocated to Starz 11.3% of Mr. Maffei’s base salary, 6.3% of Mr. Carleton’s base salary and perquisites and 5% of Mr. Rosenthaler’s base salary and perquisites, and we were compensated accordingly under the services agreement.

Liberty TripAdvisor. In August 2014, Liberty Interactive completed the spin-off of its subsidiary, Liberty TripAdvisor (the TripCo Spin-Off). In connection with the TripCo Spin-Off, Liberty Interactive requested that we enter into a services agreement with Liberty TripAdvisor, pursuant to which we provide to Liberty TripAdvisor certain administrative and management services, and Liberty TripAdvisor pays us a monthly management fee, the amount of which is subject to semi-annual review. For the year ended December 31, 2016, Liberty TripAdvisor accrued aggregate management fees of $2.25 million payable to our company under the services agreement.

Liberty Broadband. In November 2014, we completed the spin-off of our subsidiary, Liberty Broadband (the Broadband Spin-Off). In connection with the Broadband Spin-Off, we entered into a services agreement with Liberty Broadband, pursuant to which we provide to Liberty Broadband certain administrative and management services, and Liberty Broadband pays us a monthly management fee, the amount of which is subject to semi-annual review. For the year ended December 31, 2016, Liberty Broadband accrued aggregate management fees of $2.54 million payable to our company under the services agreement.

CommerceHub. In July 2016, Liberty Interactive completed the spin-off of its subsidiary, CommerceHub (the CommerceHub Spin-Off). In connection with the CommerceHub Spin-Off, Liberty Interactive requested that we enter into a services agreement with CommerceHub, pursuant to which we provide to CommerceHub certain administrative and management services, and CommerceHub pays us a monthly management fee, the amount of which is subject to quarterly review. For the year ended December 31, 2016, CommerceHub accrued aggregate management fees of $95 thousand payable to our company under the services agreement.

Liberty Expedia Holdings. In November 2016, Liberty Interactive completed the split-off of its subsidiary, Liberty Expedia (the Expedia Holdings Split-Off). In connection with the Expedia Holdings Split-Off, Liberty Interactive requested that we enter into a services agreement with Liberty Expedia, pursuant to which we provide to Liberty Expedia certain administrative and management services, and Liberty Expedia pays us a monthly management fee, the amount of which is subject to semi-annual review. For the year ended December 31, 2016, Liberty Expedia accrued aggregate management fees of $464 thousand payable to our company under the services agreement.

Setting Executive Compensation

In making its compensation decision for each named executive officer (other than Mr. Malone), our compensation committee considers the following:

•                  each element of the named executive officer’s compensation, including salary, bonus, equity compensation, perquisites and other personal benefits, and weights equity compensation most heavily;

•                  the financial performance of our company compared to internal forecasts and budgets;

•                  the scope of the named executive officer’s responsibilities;

•                  the competitive nature of the compensation packages offered based on general industry knowledge of the media, telecommunications and entertainment industries and periodic use of survey information provided by Mercer and others; and

•                  the performance of the group reporting to the named executive officer.

In addition, when setting compensation, our compensation committee considers the recommendations obtained from our Chief Executive Officer as to all elements of the compensation packages of Messrs. Baer, Carleton, Rosenthaler and Shean. To make these recommendations, our Chief Executive Officer evaluates the performance and contributions of each such named executive officer. He also considers whether the pay packages afforded to such named executive officers are competitive and are aligned internally. He also evaluates the named executive officer’s performance against individual, department and corporate goals.

In December 2014, our compensation committee approved a five-year employment agreement with Mr. Maffei (the Maffei Employment Agreement), which sets his compensation for the term of the agreement. See “—Executive Compensation Arrangements—Gregory B. Maffei” below. Prior to entering into the Maffei Employment Agreement, our compensation committee reviewed information from Mercer with respect to chief executive officer compensation packages at media, telecommunications, e-commerce and entertainment companies and discussed with Mercer alternative equity award structures.

In May 2016, our compensation committee approved a new four-year employment agreement with Mr. Baer (the 2016 Baer Employment Agreement), which sets his compensation for the term of the agreement. See “—Executive Compensation Arrangements—Richard N. Baer” below. Prior to entering into the 2016 Baer Employment Agreement, our compensation committee reviewed compensation data with respect to chief legal officer compensation packages at media, telecommunications and entertainment companies.

Mr. Malone’s compensation is governed by the terms of his employment agreement with our company. See “—Executive Compensation Arrangements—John C. Malone.”

Elements of 2016 Executive Compensation

For 2016, the principal components of compensation for the named executive officers (other than Mr. Malone) were:

•                  base salary;

•                  a performance-based bonus, payable in cash;

•                  a discretionary cash bonus;

•                  time-vested and performance based stock option awards and RSUs;

•                  perquisites and other limited personal benefits; and

•                  deferred compensation arrangements.

Base Salary

Our compensation committee believes base salary should be a relatively smaller portion of each named executive officer’s overall compensation package, thereby aligning the interests of our executives more closely with those of our stockholders. The base salaries of the named executive officers are reviewed on an annual basis (other than Messrs. Malone and Maffei, whose salaries are set by their respective employment agreements), as well as at the time of any change in responsibilities. Typically, after establishing a named executive officer’s base salary, salary increases are limited to cost-of-living adjustments, adjustments based on changes in the scope of the named executive officer’s responsibilities, and adjustments to align the named executive officer’s salary level with those of our other named executive officers. Similarly, in accordance with the terms of his employment agreement, Mr. Malone’s cash compensation is limited.

After completion of the annual review in December 2015, the 2016 base salaries of Messrs. Baer, Carleton, Rosenthaler and Shean were increased by 3%, reflecting a cost-of-living adjustment. For 2016, Mr. Maffei received the 5% base salary increase prescribed by the Maffei Employment Agreement. Mr. Malone received no increase under the terms of his employment agreement.

2016 Performance-based Bonuses

For 2016, our compensation committee adopted an annual, performance-based bonus program for each of the named executive officers (other than Mr. Malone), which was structured to comply with Section 162(m) of the Code. The 2016 bonus program was comprised of two components: a bonus amount payable based on each participant’s individual performance (the Individual Performance Bonus) and a bonus amount payable based on the corporate performance of our company (the Corporate Performance Bonus). No amounts would be payable under our 2016 bonus program unless a minimum corporate performance was achieved: the combined Adjusted OIBDA (or equivalent measure) of Sirius XM and Braves Holdings, LLC (Braves Holdings), and a proportionate share of the equivalent measure of Adjusted OIBDA of Live Nation, for the year ended December 31, 2016 was required to exceed $500 million (the Bonus Threshold). If the Bonus Threshold was met, the notional bonus pool for our company would be funded with 0.72% of the amount by which such combined Adjusted OIBDA exceeded $500 million (the Cash Bonus Pool). If the Cash Bonus Pool were insufficient to cover the aggregate maximum bonus amounts of all participants (as described in more detail below), each participant’s maximum bonus amount would be reduced pro rata, for all purposes under the program, based upon his respective maximum bonus amount.

For purposes of the bonus program, Adjusted OIBDA is defined as revenue less cost of sales, operating expense and selling, general and administrative expense (excluding stock compensation). Sirius XM and Live Nation do not report Adjusted OIBDA information. As a result, we used Adjusted EBITDA as reported by Sirius XM and Adjusted Operating Income, or AOI, as reported by Live Nation, which are the most similar non-GAAP measures reported by Sirius XM and Live Nation, to determine their results. For a definition of Adjusted EBITDA as defined by Sirius XM, see Sirius XM’s Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 2, 2017. For a definition of AOI as defined by Live Nation, see Live Nation’s Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 23, 2017.

Each participant was assigned a maximum bonus under the performance-based bonus program for each of Liberty Media and Liberty Interactive. The maximum bonuses for this program were as follows: Mr. Maffei - $5,043,938; Mr. Baer - $901,500; Mr. Carleton - $875,500; Mr. Rosenthaler - $875,500 and Mr. Shean - $875,500 (each participant’s LMC Maximum Performance Bonus). Liberty Interactive also established maximum performance-based bonuses for our participants in the same amounts.

To determine the LMC Maximum Performance Bonus for each of Messrs. Baer, Carleton, Rosenthaler, and Shean, our compensation committee divided the base salary paid by our company in half, recognizing that the other half would be subject to Liberty Interactive’s bonus program. Our compensation committee then set the LMC Maximum Performance Bonus at two times the quotient above for Mr. Baer, Mr. Carleton, Mr. Rosenthaler and Mr.

Shean. Mr. Maffei’s LMC Maximum Performance Bonus was set at five times the base salary paid by our company, which is consistent with the terms of the Maffei Employment Agreement.

Assuming the Bonus Threshold was met (and after taking into account any reductions associated with a shortfall in the Cash Bonus Pool), each participant was entitled to receive from our company an amount (the LMC Maximum Individual Bonus) equal to 60% of the LMC Maximum Performance Bonus for that participant. The LMC Maximum Individual Bonus was subject to reduction based on a subjective determination of the participant’s achievement of qualitative criteria established with respect to the services to be performed by the participant on behalf of our company. Under Liberty Interactive’s corollary program, each participant was entitled to receive from Liberty Interactive a maximum individual bonus in the same amount, subject to reduction based on a subjective determination of the participant’s achievement of qualitative criteria established with respect to the services to be performed by the participant on behalf of Liberty Interactive. Our compensation committee believes this construct was appropriate in light of the LIC Services Agreement and the fact that each participant splits his professional time and duties.

Also, assuming the Bonus Threshold was met (and after taking into account any reductions associated with a shortfall in the Cash Bonus Pool), each participant was entitled to receive from our company an amount (the LMC Maximum Corporate Bonus) equal to 40% of his LMC Maximum Performance Bonus, subject to reduction based on a subjective determination of the corporate performance of our company. Under Liberty Interactive’s corollary program, each participant was entitled to receive from Liberty Interactive the same amount as the LMC Maximum Corporate Bonus, subject to reduction based on a subjective determination of the corporate performance of Liberty Interactive.

In December 2016, our compensation committee and the Liberty Interactive compensation committee reviewed contemporaneously our respective named executive officers’ performance under each company’s program. Notwithstanding this joint effort, our compensation committee retained sole and exclusive discretion with respect to the approval of award terms and amounts payable under our bonus program.

Also, in December 2016, our compensation committee determined that the combined Adjusted OIBDA (or equivalent measure) for Sirius XM and Braves Holdings, and a proportionate share of the equivalent measure of Adjusted OIBDA of Live Nation, was approximately $2.057 billion using the formula described above, exceeding the Bonus Threshold by approximately $1.557 billion, thereby creating a notional Cash Bonus Pool of approximately $11.21 million, which exceeded the amount necessary to cover the aggregate maximum bonus amounts of all the participants and enabling each participant to receive a bonus under the performance-based program up to his maximum bonus amount.

Individual Performance Bonus. Our compensation committee then reviewed the individual performance of each participant to determine the reductions that would apply to each participant’s LMC Maximum Individual Bonus. Our compensation committee took into account a variety of factors, without assigning a numerical weight to any single performance measure. This determination was based on reports of our board, the observations of committee members throughout the year, executive self-evaluations and, with respect to the participants other than Mr. Maffei, the observations and input of Mr. Maffei. In evaluating the performance of each of the participants for determining the reduction that would apply to each named executive officer’s LMC Maximum Individual Bonus, our compensation committee considered the various performance objectives related to our company which had been assigned to each participant for 2016, including:

Individual	Performance Objectives

Gregory B. Maffei	• Complete creation of our company’s new tracking stock structure

• Structure, negotiate and implement Formula One transaction

• Pursue optimal capital structure for our company

• Develop strategic initiatives for our company and assist subsidiaries and equity affiliates with strategic initiatives

• Develop investment plans for Braves Holdingsand assist with completion of new stadium and mixed use development

• Support development and goals of management team

Richard N. Baer	• Complete legal work associated with creation of our company’s new tracking stocks and Liberty Braves tracking stock rights offering

• Provide effective legal support in connection with mergers, acquisitions, investments and other transactional matters

• Successfully resolve Vivendi litigation

• Facilitate, along with other members of senior management team, sound approach to governance and compliance

• Provide legal support to, and assess and appropriately manage significant legal matters of, subsidiaries and controlled companies

Mark D. Carleton	• Assist Sirius XM in its development and other efforts

• Oversee personal and departmental growth of Corporate Development Group

• Identify and execute a significant domestic or international transaction

• Support fundraising and co-investment development efforts

Albert E. Rosenthaler	• Continue legislative efforts

• Provide effective tax counsel and advice on strategic initiatives

• Complete tax work pertaining to new tracking stocks and Liberty Braves tracking stock rights offering

• Obtain full or partial acceptance letter from IRS for 2015 Compliance Assurance Process

• Train and develop internal tax staff

Individual	Performance Objectives

Christopher W. Shean	• Support Chief Executive Officer in pursuit of optimal capital structure for our company

• Assist with implementation of new tracking stock structure

• Explore opportunities to maximize value of Braves Holdings entity and assist Braves management with new stadium and mixed use development

• Support the accounting department to maintain timely and accurate internal and external financial reports

• Support CEO in pursuit of optimum capital structure for controlled subsidiaries

• Train and develop internal finance staff

Our compensation committee then considered the time allocated and services provided by each named executive officer to (i) our company, or (ii) the companies who are parties to the services agreements, under which our company is reimbursed for such time and services. See “—Services Agreements” above.  Following a review of the above, our compensation committee determined to pay Messrs. Maffei, Baer, Carleton, and Rosenthaler 100% of each of their LMC Maximum Individual Bonus:  In view of Mr. Shean’s changed focus and responsibilities, Mr. Shean was paid 62.5% of his LMC Maximum Individual Bonus.

Corporate Performance Bonus. Our compensation committee then made a subjective determination as to the reductions, if any, that would apply to each participant’s LMC Maximum Corporate Bonus. In making this determination, our compensation committee reviewed forecasts of 2016 Adjusted OIBDA, revenue and free cash flow (as defined below) for Sirius XM and Braves Holdings, and a proportionate share of Live Nation, all of which forecasts were prepared in December 2016 and are set forth in the table below. Also set forth in the table below are the corresponding actual financial measures achieved for 2016, which were within one percent of our forecasts, except that actual free cash flow was 9% higher than the forecast. In determining whether any reductions would be made to the LMC Maximum Corporate Bonus payable to each participant, our compensation committee weighted the corporate performance metrics as follows: 25% attributable to revenue growth, 50% attributable to Adjusted OIBDA growth and 25% attributable to free cash flow in comparison to budget.

(dollar amounts in millions)	2016 Forecast	2016 Actual	Actual / Forecast
Revenue(1)	$8,131.2	$8,220.3	101%
Adjusted OIBDA(1)	$2,057.1	$2,082.6	101%
Free Cash Flow(1),(2)	$1,181.6	$1,289.6	109%

(1)         Revenue, Adjusted OIBDA and Free Cash Flow information represent the summation for Sirius XM, and Braves Holdings, and a proportionate share of Live Nation. Includes our share of Live Nation’s revenue, Adjusted OIBDA (or comparable measure) and Free Cash Flow (or comparable measure) at ownership levels as of December 31, 2015, which was the percentage used for approving the 2016 performance bonus program.

(2)         Defined for purposes of the bonus program as Adjusted OIBDA less all other operating and investing items

Based on a review of these forecasts and our compensation committee’s consideration of our company’s performance against plan for these measures, our compensation committee determined that the growth metrics were achieved to the extent described below:

Growth Factor	Liberty Media Corporation
Revenue	25% of a possible 25%
Adjusted OIBDA	50% of a possible 50%
Free Cash Flow	25% of a possible 25%

Our compensation committee then used its subjective discretion to translate the achievement of these growth metrics into a percentage payable to each participant of his LMC Maximum Corporate Bonus, as follows:

Name	LMC Maximum Corporate Bonus	Percentage Payable	Aggregate Dollar Amount
Gregory B. Maffei	$2,196,514	100%	$2,196,514
Richard N. Baer	$392,582	100%	$392,582
Mark D. Carleton	$381,259	100%	$381,259
Albert E. Rosenthaler	$381,259	100%	$381,259
Christopher W. Shean	$381,259	100%	$381,259

Aggregate Results. The following table presents information concerning the aggregate 2016 performance-based bonus amounts payable to each named executive officer by our company (other than Mr. Malone), after giving effect to the determinations described above.

Name	Individual Performance Bonus	Corporate Performance Bonus	Total Bonus
Gregory B. Maffei	$2,847,423	$2,196,514	$5,043,938
Richard N. Baer	$508,918	$392,582	$901,500
Mark D. Carleton	$494,241	$381,259	$875,500
Albert E. Rosenthaler	$494,241	$381,259	$875,500
Christopher W. Shean	$256,084	$381,259	$637,343

Our compensation committee then noted that, when combined with the total 2016 performance-based bonus amounts paid by Liberty Interactive to the overlapping named executive officers, each of our named executive officers received the following payments.

Name	Combined Performance Bonus
Gregory B. Maffei	$7,050,847
Richard N. Baer	$1,273,879
Mark D. Carleton	$1,020,558
Albert E. Rosenthaler	$1,255,524
Christopher W. Shean	$1,077,777

For more information regarding these bonus awards, please see the “Grants of Plan-Based Awards” table below.

Discretionary Cash Bonuses

From time to time, our compensation committee determines to pay limited, one-time cash bonuses to recognize superior performance related to our company’s transactional activity. In light of the achievement of several important company transaction milestones in 2016, in connection with the compensation review in December 2016, our compensation committee determined to pay modest one-time cash bonuses to the following named executive officers in 2016: Mr. Maffei -$928,872, Mr. Baer - $106,355, Mr. Carleton - $151,773, and Mr. Rosenthaler - $84,903.

Equity Incentive Compensation

The 2013 incentive plan provides for the grant of a variety of incentive awards, including stock options, restricted shares, RSUs, stock appreciation rights and performance awards. Our compensation committee has a preference for grants of stock-based incentive awards (RSUs, restricted stock and options) as compared with cash incentive awards based on the belief that they better promote retention of key employees through the continuing, long-term nature of an equity investment. It is the policy of our compensation committee that stock options be awarded with an exercise price equal to fair market value on the date of grant, typically measured by reference to the closing price on the grant date.

Maffei Performance-based Equity Awards. In December 2014, we entered into the Maffei Employment Agreement which provides Mr. Maffei with the opportunity to earn annual equity incentive awards during the employment term. See “—Executive Compensation Arrangements—Gregory B. Maffei” for additional information about the annual awards to be provided under the Maffei Employment Agreement. The Maffei Employment Agreement provides that Mr. Maffei was entitled to receive from our company and Liberty Interactive in 2016 a combined target value equity award of $17 million and contemplates that the equity awards would be structured to comply with Section 162(m) of the Code. The $17 million equity award would be divided between our company and Liberty Interactive according to relative market capitalization. Mr. Maffei is also eligible to receive above-target equity awards from our company and Liberty Interactive equaling in the aggregate $8.5 million (split by relative market capitalization) that would be granted at the end of the performance period in each compensation committee’s sole discretion. The Maffei Employment Agreement also sets forth provisions for determining and establishing any performance criteria for equity awards.

In 2016, our compensation committee, with the consent of Mr. Maffei, elected to waive for purposes of the 2016 equity awards the provisions of the Maffei Employment Agreement that set forth the process for establishing the annual performance criteria. Instead, our compensation committee decided to grant a combination of time-vested stock options and performance-based RSUs. Our compensation committee believes that time-vested stock options are consistent with its philosophy of aligning the interests of the named executive officers with those of our stockholders, with the ultimate goal of appropriately motivating our executives to increase long-term stockholder value. In addition, our compensation committee believed that Mr. Maffei’s RSU grants should be subject to performance metrics that incentivize and reward Mr. Maffei for successful completion of our company’s strategic initiatives. The parties did not amend the Maffei Employment Agreement and made no decision as to whether to formalize the process for future grants. As a result, our compensation committee granted to Mr. Maffei 714,251 LMCK time-vested options and 39,038 LMCK performance-based RSUs (the Maffei LMCK RSUs), in each case relating to our then-existing Series C common stock (LMCK). These awards were later converted into options and RSUs of our company’s three series C common stocks in the reclassification (as defined below) in April 2016. The stock options had a grant date of March 29, 2016, had a term of seven years, and had a base price of $37.76, which was the closing price of LMCK on the grant date. In addition, the stock options vested in full on December 31, 2016, and were subject to other applicable terms and conditions for option grants as set forth in the Maffei Employment Agreement. Our compensation committee also granted to Mr. Maffei the Maffei LMCK RSUs on March 29, 2016. The Maffei LMCK RSUs would vest only upon attainment of the performance objectives described below.

Our compensation committee adopted an annual, performance-based program for payment of the Maffei LMCK RSUs, which was structured to comply with Section 162(m) of the Code. None of the Maffei LMCK RSUs would vest unless a minimum corporate performance was achieved: the combined Adjusted OIBDA (or equivalent measure) of Sirius XM and Braves Holdings, and a proportionate share of the equivalent measure of Adjusted OIBDA of Live Nation, for the year ended December 31, 2016 was required to exceed $500 million (the Maffei RSU Threshold). If the Maffei RSU Threshold were met, the notional pool for payment of the Maffei LMCK RSUs would be funded with 0.2% of the amount by which such combined Adjusted OIBDA exceeded $500 million (the Maffei RSU pool). A maximum payout equal to 1.5 times the target number of Maffei LMCK RSUs or $2.856 million initial grant value was established.

For purposes of the Maffei RSU pool, Adjusted OIBDA was defined in the same manner as the cash performance bonus program. See “—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses” above. Assuming the Maffei RSU Threshold of $500 million was met and the Maffei RSU pool was funded, the amount earned would be subject to reduction from the maximum amount payable by our compensation committee based on subjective performance criteria. After review of our company’s 2016 Adjusted OIBDA results, our compensation committee determined and certified that the maximum Maffei LMCK RSUs could be paid to Mr. Maffei. Our compensation committee then determined to review Mr. Maffei’s performance to determine what portion of the maximum award would be paid. Our compensation committee reviewed Mr. Maffei’s performance based on his corporate development activity, financial engineering/restructuring success, executive development efforts and industry and investor relations activities. After considering Mr. Maffei’s performance in these areas as well as his performance in achieving the metrics under the cash performance bonus program, our compensation committee determined to vest 100% of the previously issued Maffei LMCK RSUs. In addition, on March 30, 2017, our compensation committee approved, based on the same criteria as discussed above, the grant to Mr. Maffei of an additional $1 million of company stock awards as an above target award as permitted by the Maffei Employment Agreement. Pursuant to his right to do so under the Maffei Employment Agreement, Mr. Maffei elected to receive this grant as follows: 21,019 FWONK RSUs, 22,465 LSXMK stock options with a base price equal to the closing price of LSXMK on the grant date, and 15,283 BATRK stock options with a base price equal to the closing price of BATRK on the grant date. The LSXMK options are scheduled to be granted in May 2017 and the BATRK options were granted on March 30, 2017, with a base price of $23.51. The FWONK RSUs were granted on March 30, 2017. The stock options have a term of seven years. All of the above target awards were, or in the case of the LSXMK options will be, fully vested on the grant date.

Other 2016 Awards.

Multiyear Stock Options. Consistent with its previous practices, our compensation committee has made larger stock option grants (equaling approximately four to five years’ value of the named executive officer’s annual grants) that vest between four and five and three-quarters years after grant, rather than making annual grants over the same period. These multiyear grants provide for back-end weighted vesting and generally expire seven to ten years after grant to encourage executives to remain with the company over the long-term and to better align their interests with those of the stockholders. Our compensation committee made such an award to Mr. Maffei in connection with the execution of the Maffei Employment Agreement. See “—Executive Compensation Arrangements—Gregory B. Maffei” below. Also, in March 2015, our compensation committee granted to each of

Messrs. Carleton, Rosenthaler and Shean multiyear stock options that equaled the value of the named executive officer’s annual grants for the period from January 1, 2016 through December 31, 2020. See “Summary Compensation Table” below.  Also, Mr. Baer received a multi-year stock option award in June 2016 in connection with entering into the 2016 Baer Employment Agreement. See “—Executive Compensation Arrangements—Richard N. Baer—2016 Term Options” below. Mr. Baer’s grant equaled the value of his annual grants for the period from January 1, 2017 through December 31, 2020. Mr. Malone does not participate in the equity award program and as a result did not receive a multiyear stock option award.

Annual Performance Awards. Consistent with our practice since December 2014 of granting a combination of multiyear stock options and annual performance awards to senior officers, our compensation committee granted annual performance RSUs to Messrs. Carleton, Rosenthaler and Shean in March 2016. Our compensation committee granted to Messrs. Carleton, Rosenthaler and Shean, 15,987 LMCK performance-based RSUs on March 29, 2016 (the Chief LMCK RSUs). These awards were later converted into RSUs of our company’s three series C common stocks in the reclassification in April 2016.  The Chief LMCK RSUs would vest only upon attainment of the performance objectives described below.

Our compensation committee adopted an annual, performance-based program for payment of the Chief LMCK RSUs, which was structured to comply with Section 162(m) of the Code. None of the Chief LMCK RSUs would vest unless a minimum corporate performance was achieved: the combined Adjusted OIBDA (or equivalent measure) of Sirius XM and Braves Holdings, and a proportionate share of the equivalent measure of Adjusted OIBDA of Live Nation, for the year ended December 31, 2016 was required to exceed $500 million (the Chief Threshold). If the Chief Threshold were met, the notional pool for payment of the Chief LMCK RSUs would be funded with 0.3% of the amount by which such combined Adjusted OIBDA exceeded $500 million (the Chief RSU pool). If the Chief RSU pool was not funded so that the maximum awards could be paid to all participants, each participant’s maximum award would be reduced pro rata. The maximum payout set for each of Messrs. Carleton, Rosenthaler and Shean was $1.176 million of initial grant value of Chief LMCK RSUs.

For purposes of the Chief RSU pool, Adjusted OIBDA was defined in the same manner as the performance cash bonus program. See “—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses”.  Assuming the Chief Threshold of $500 million was met and the Chief RSU pool was fully funded, the amount earned would be subject to reduction from the maximum amount payable by our compensation committee based on subjective performance criteria. After review of our company’s 2016 Adjusted OIBDA results, our compensation committee determined and certified that the maximum Chief LMCK RSU awards could be paid to Messrs. Carleton, Rosenthaler and Shean. Our compensation committee then determined to review each named executive officer’s performance to determine what portion of the maximum award would be paid. Our compensation committee reviewed Messrs. Carleton, Rosenthaler and Shean’s performance and also considered the recommendations from Mr. Maffei. Mr. Maffei recommended that our committee vest 100% of the Chief LMCK RSUs previously granted to each of Messrs. Carleton, Rosenthaler and Shean based on his assessment of their individual performance against the goals established in connection with the performance cash bonus program and his general observation of their leadership and executive performance. Accordingly, our compensation committee determined to reduce the payouts down to the target award levels and then approved vesting all of the Chief LMCK RSUs previously granted to Messrs. Carleton, Rosenthaler and Shean.

Mr. Baer did not receive an annual performance RSU award in 2016 because his prior equity award grants covered the employment period through December 2016. Mr. Malone did not participate in the annual performance RSU program.

In addition, when considering the payout of the Chief LMCK RSUs, our compensation committee determined to grant Mr. Rosenthaler additional 19,331 FWONK stock options with a base price of $33.85, 39,984 LSXMK stock options with a base price of $39.21 and 5,031 BATRK stock options with a base price of $22.96 in recognition of his efforts during 2016, including completing the issuance of our company’s tracking stocks and the completion of the Formula One transaction.   The stock options were vested at grant on March 20, 2017 and have a term of seven years.

Discretionary RSU Awards. Based on its assessment of Messrs. Carleton, Rosenthaler and Shean’s performance during 2015 and to further align Messrs. Carleton, Rosenthaler and Shean’s interests with those of the other stockholders and other senior executives, in March 2016, our compensation committee determined to grant 15,603 RSUs relating to LMCK shares to each of Messrs. Carleton, Rosenthaler and Shean. The LMCK RSUs vested in full on March 21, 2016.

In connection with the rights offering to purchase shares of BATRK that was completed in June 2016 (the rights offering), all holders of stock options relating to shares of BATRK received a restricted stock award to compensate for the diminution in value of the common stock underlying these stock option awards. These restricted stock awards vested in full on June 28, 2016. For more information regarding these restricted stock awards, please see the “Grants of Plan-Based Awards” table below.

Perquisites and Other Personal Benefits.

The perquisites and other personal benefits available to our executives (that are not otherwise available to all of our salaried employees, such as matching contributions to the Liberty Media 401(k) Savings Plan and the payment of life insurance premiums) consist of:

•                  limited personal use of corporate aircraft;

•                  in the case of Mr. Maffei, reimbursement of legal expenses;

•                  occasional, personal use of an apartment in New York City owned by a subsidiary of our company, which is primarily used for business purposes, and occasional, personal use of a company car and driver;

•                  a deferred compensation plan that provides above-market preferential returns; and

•                  in the case of Mr. Malone, an annual allowance of $1 million for personal expenses provided pursuant to the terms of his employment agreement (see “—Executive Compensation Arrangements—John C. Malone”).

Taxable income may be incurred by our executives in connection with their receipt of perquisites and personal benefits. Other than as contemplated by Mr. Malone’s employment agreement, we have not provided gross-up payments to our executives in connection with any such taxable income incurred during the past three years.

Aircraft Usage. On occasion, and with the approval of our Chairman or Chief Executive Officer, executives may have family members and other guests accompany them on our corporate aircraft when traveling on business. Under the terms of the employment arrangements with our Chairman and our Chief Executive Officer, our Chairman and our Chief Executive Officer and their guests may use the corporate aircraft for non-business purposes subject to specified limitations.

Pursuant to a February 5, 2013 letter agreement between us and Mr. Maffei, Mr. Maffei was entitled to 120 hours per year of personal flight time through the first to occur of (i) the termination of his employment, subject to any continued right to use the corporate aircraft as described below or pursuant to the terms of his employment arrangement in effect at the time of the termination or (ii) the cessation of ownership or lease of corporate aircraft. Effective November 11, 2015, pursuant to a letter agreement between us and Mr. Maffei of the same date, Mr. Maffei is entitled to 30 additional hours per year of personal flight time if he reimburses us for such usage through the first to occur of (i) the termination of his employment or (ii) the cessation of ownership or lease of corporate aircraft. Under the Maffei Employment Agreement, if Mr. Maffei’s employment had been terminated due to disability, for good reason or without cause, Mr. Maffei would have been entitled to continued use of the company’s aircraft under the terms of the February 5, 2013 letter agreement for 12 months after termination of his employment. Mr. Maffei incurs taxable income, calculated in accordance with the Standard Industry Fare Level (SIFL) rates, for all personal use of our corporate aircraft under the February 5, 2013 letter agreement. Mr. Maffei incurs taxable income at the SIFL rates minus amounts paid under time sharing agreements with our company for travel pursuant to the November 11, 2015 letter agreement. Flights where there are no passengers on company-owned aircraft were not charged against the 120 hours of personal flight time per year allotted to Mr. Maffei if the flight department determines that the use of a NetJets, Inc. supplied aircraft for a proposed personal flight would be disadvantageous to our company due to (i) use of budgeted hours under the then current Liberty Media fractional ownership contract with NetJets, Inc. or (ii) higher flight cost as compared to the cost of using company owned aircraft.

The cost of Mr. Malone’s personal use of our corporate aircraft, calculated in accordance with SIFL, counts toward his $1 million personal expense allowance (described above).

For disclosure purposes, we determine incremental cost using a method that takes into account:

•                  landing and parking expenses;

•                  crew travel expenses;

•                  supplies and catering;

•                  aircraft fuel and oil expenses per hour of flight;

•                  any customs, foreign permit and similar fees; and

•                  passenger ground transportation.

Because the company’s aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as salaries of pilots and crew, purchase or lease costs of aircraft and costs of maintenance and upkeep.

Pursuant to our aircraft time sharing agreements with Liberty Interactive, Starz, Liberty TripAdvisor, Liberty Broadband and Liberty Expedia, each of these companies pays us for any costs, calculated in accordance with Part 91 of the Federal Aviation Regulations, associated with Mr. Malone or Mr. Maffei using our corporate aircraft that are allocable to such company, except that allocations made to Starz, Liberty TripAdvisor, Liberty Broadband or Liberty Expedia may only be made for corporate aircraft use relating to such company’s business matters, while allocations made to Liberty Interactive relate to such company’s business matters along with approved personal use of our aircraft. Pursuant to our aircraft time sharing agreements with Mr. Maffei, Mr. Maffei reimburses us for costs associated with his personal use of our corporate aircraft under the November 11, 2015 letter agreement, and such costs include the expenses listed above, insurance obtained for the specific flight and an additional charge equal to 100% of the aircraft fuel and oil expenses for the specific flight.

For purposes of determining an executive’s taxable income, personal use of our aircraft is valued using a method based on SIFL rates, as published by the Treasury Department. The amount determined using the SIFL rates is typically lower than the amount determined using the incremental cost method. Under the American Jobs Creation Act of 2004, the amount we may deduct for a purely personal flight is limited to the amount included in the taxable income of the executives who took the flight. Also, the deductibility of any non-business use will be limited by Section 162(m) of the Code to the extent that the named executive officer’s compensation that is subject to that limitation exceeds $1 million. See “—Deductibility of Executive Compensation” below.

Deferred Compensation

To help accommodate the tax and estate planning objectives of the named executive officers, as well as other executives with the title of Vice President and above, our board of directors assumed the previously established Liberty Media Corporation 2006 Deferred Compensation Plan (as amended and restated effective

January 1, 2016) in connection with the LMC Spin-Off. Under that plan and for 2016, participants could elect to defer up to 50% of their base salaries and up to 100% of their cash performance bonuses that were allocable to our company. Compensation deferred under the plan that otherwise would have been received prior to 2015 would earn interest income at the rate of 9% per annum, compounded quarterly, for the period of the deferral. Compensation deferred under the plan that otherwise would have been received on or after January 1, 2015 will earn interest income at the prime rate of interest (as determined in the Wall Street Journal as of the first business day of November of the year prior to each plan year) plus 3% per annum, compounded quarterly, for the period of the deferral, and for 2016, this rate was 6.25%. Effective January 1, 2017, amounts deferred under the plan will earn interest income at the 10-year Treasury rate plus 4.5%, as determined as of the first business day of November of the year prior to each plan year.  In the LMC Spin-Off, we assumed the plan and all outstanding obligations thereunder. Since Old LMC’s split-off from Liberty Interactive (the Old LMC Split-Off) in 2011, the named executive officers may not participate in the plan with respect to any portion of their cash performance bonuses paid by Liberty Interactive. In addition, Mr. Carleton and Mr. Shean each had a deferral election in place for his 2011 performance-based bonus, with respect to which Liberty Interactive will remain responsible for the payment of such deferred amount and all deferred interest thereon going forward. For more information on this plan and the amendments that became effective January 1, 2016, see “—Executive Compensation Arrangements—2006 Deferred Compensation Plan” and the “—Nonqualified Deferred Compensation Plans” table below.

We provide Mr. Malone with certain deferred compensation arrangements that were entered into by our predecessors and assumed by us in connection with the various restructurings that we have undergone. Beginning in February 2009, Mr. Malone began receiving accelerated payments under those deferred compensation arrangements. For more information on these arrangements, see “—Executive Compensation Arrangements—John C. Malone” below.

Changes for 2017

In March 2017, our compensation committee determined to waive again the process required by the Maffei Employment Agreement to set performance criteria for Mr. Maffei’s 2017 annual performance awards. Our compensation committee determined to implement the same general process as used in 2016. In addition, the parties are currently considering whether to formalize this process for future annual performance awards but have not determined to do so at this time.

Deductibility of Executive Compensation

In developing the compensation packages for the named executive officers, the deductibility of executive compensation under Section 162(m) of the Code is considered. That provision prohibits the deduction of compensation of more than $1 million paid to certain executives, subject to certain exceptions. One exception is for performance-based compensation, including stock options granted by our predecessors under their incentive plans (and assumed by us to the extent applicable under the Liberty Media Corporation Transitional Stock Adjustment Plan) or to be granted under the 2013 incentive plan. Our compensation committee has not adopted a policy requiring all compensation to be deductible under Section 162(m) of the Code, in order to maintain flexibility in making compensation decisions. Portions of the compensation we pay to certain of the named executive officers may not be deductible due to the application of Section 162(m) of the Code.

Policy on Restatements

In those instances where we grant cash or equity-based incentive compensation, we include in the related agreement with the executive a right, in favor of our company, to require the executive to repay or return to the company any cash, stock or other incentive compensation (including proceeds from the disposition of shares received upon exercise of options or stock appreciation rights). That right will arise if (1) a material restatement of any of our financial statements is required and (2) in the reasonable judgment of our compensation committee, (A) such restatement is due to material noncompliance with any financial reporting requirement under applicable securities laws and (B) such noncompliance is a result of misconduct on the part of the executive. In determining the amount of such repayment or return, our compensation committee may take into account, among other factors it deems relevant, the extent to which the market value of the applicable series of our common stock was affected by the errors giving rise to the restatement. The cash, stock or other compensation that we may require the executive to repay or return must have been received by the executive during the 12-month period beginning on the date of the first public issuance or the filing with the SEC, whichever occurs earlier, of the financial statement requiring restatement. The compensation required to be repaid or returned will include (1) cash or company stock received by the executive (A) upon the exercise during that 12-month period of any stock appreciation right held by the executive or (B) upon the payment during that 12-month period of any incentive compensation, the value of which is determined by reference to the value of company stock, and (2) any proceeds received by the executive from the disposition during that 12-month period of company stock received by the executive upon the exercise, vesting or payment during that 12-month period of any award of equity-based incentive compensation.

Summary Compensation Table

Name and Principal Position (as of 12/31/16)	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($) (5)(6)(7)		Total ($)

John C. Malone	2016	1,482	—	—	—	—	232,747	512,927	(8)	747,156
Chairman of the Board	2015	2,145	—	—	—	—	239,961	670,237	(8)	912,343
	2014	1,326	—	—	—	—	246,409	485,716	(8)	733,451

Gregory B. Maffei	2016	1,045,739	928,872	2,296,392	6,907,448	5,043,938	335,068	332,008	(9)(10)	16,889,465
President and Chief	2015	960,750	—	1,280,731	5,085,655	4,145,828	99,232	527,975	(9)(10)	12,100,171
Executive Officer	2014	1,057,491	—	—	36,668,946	3,349,692	52,641	435,651	(9)(10)	41,564,421

Richard N. Baer	2016	607,856	106,355	16,532	3,073,150	901,500	—	20,534		4,725,927
Chief Legal Officer	2015	437,622	—	—	—	712,701	—	15,701		1,166,024
	2014	424,875	—	—	—	662,677	—	15,451		1,103,003

Mark D. Carleton (11)	2016	781,045	151,773	1,233,631	—	875,500	199,301	34,736	(10)	3,275,986
Chief Financial Officer	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a		n/a
	2014	n/a	n/a	n/a	n/a	n/a	n/a	n/a		n/a

Albert E. Rosenthaler	2016	572,161	84,903	1,221,037	—	875,500	—	24,902	(12)	2,778,503
Chief Corporate	2015	380,340	—	—	4,417,286	679,396	—	14,131		5,491,153
Development Officer	2014	440,928	—	—	—	538,560	—	17,305		996,794

Christopher W. Shean (13)	2016	354,195	—	1,226,187	—	637,343	70,614	17,040	(10)(12)	2,305,379
Senior Advisor and Former	2015	322,397	—	—	4,417,286	592,696	22,388	16,693	(10)(12)	5,371,460
Chief Financial Officer	2014	424,784	—	—	—	495,711	17,295	20,449	(10)(12)	958,240

(1)                                 Represents only that portion of each named executive officer’s salary that was allocated to our company with respect to the years ended December 31, 2016, 2015 and 2014 under the services agreements. For a description of the allocation of compensation between (i) our company and Liberty Interactive following the LMC Spin-Off, (ii) our company and Liberty TripAdvisor following the TripCo Spin-Off, (iii) our company and Liberty Broadband following the Broadband Spin-Off, (iv) our company and CommerceHub following the CommerceHub Spin-Off and (v) our company and Liberty Expedia following the Expedia Holdings Split-Off, see “—Compensation Discussion and Analysis—Services Agreements.”

(2)                                 Reflects the grant date fair value of restricted stock and RSUs granted to our named executive officers during 2016, 2015 and 2014. The table reflects the grant date fair value of 2015 performance-based stock options and RSUs granted to Mr. Maffei, the Maffei LMCK RSUs granted to Mr. Maffei and the Chief LMCK RSUs granted to each of Messrs. Carleton, Rosenthaler and Shean.  A maximum payout equal to 1.5 times the target number of Maffei LMCK RSUs or $2.856 million initial grant value was established, and the maximum payout set for each of Messrs. Carleton, Rosenthaler and Shean was $1.176 million of initial grant value of Chief LMCK RSUs. The grant date fair value of these awards has been computed in accordance with FASB ASC Topic 718, but (pursuant to SEC regulations) without reduction for estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 14 to our consolidated financial statements for the year ended December 31, 2016 (which are included in our 2016 Form 10-K).

(3)                                 The grant date fair value of Mr. Maffei’s Term Options (as defined below) and 2016 and 2015 stock option awards, Mr. Baer’s 2016 Term Options and Mr. Rosenthaler and Mr. Shean’s 2015 stock option awards has been computed in accordance with FASB ASC Topic 718, but (pursuant to SEC regulations) without reduction for estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 14 to our consolidated financial statements for the year ended December 31, 2016 (which are included in the 2016 Form 10-K).

(4)                                 Reflects the above-market earnings credited during 2016, 2015 and 2014 to the deferred compensation accounts of each applicable named executive officer. See “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Deferred Compensation,” “—Executive Compensation Arrangements—John C. Malone,” and “—Nonqualified Deferred Compensation Plans” below.

(5)                                 Included in this column are the following life insurance premiums paid on behalf of each of the named executive officers and allocated to our company under the services agreement:

	Amounts ($)
Name	2016	2015	2014
John C. Malone	2,348	5,438	3,082
Gregory B. Maffei	3,462	2,696	1,521
Richard N. Baer	3,309	2,451	2,451
Mark D. Carleton	4,378	n/a	n/a
Albert E. Rosenthaler	3,207	2,206	2,745
Christopher W. Shean	1,062	996	889

(6)                                 We make available to our personnel, including our named executive officers, tickets to various sporting events with no aggregate incremental cost attributable to any single person.

(7)                                 The Liberty Media 401(k) Savings Plan provides employees with an opportunity to save for retirement. The Liberty Media 401(k) Savings Plan participants may contribute up to 75% of their eligible compensation on a pre-tax basis to the plan and an additional 10% of their eligible compensation on an after-tax basis (subject to specified maximums and IRS limits), and we contributed a matching contribution based on the participants’ own contributions up to the maximum matching contribution set forth in the plan. Our company receives reimbursements from Liberty Interactive under the LIC Services Agreement for Liberty

Interactive’s allocable portion of the matching contribution. Participant contributions to the Liberty Media 401(k) Savings Plan are fully vested upon contribution.

Generally, participants acquire a vested right in our matching contributions as follows:

Years of Service	Vesting Percentage
Less than 1	0%
1-2	33%
2-3	66%
3 or more	100%

Included in this column, with respect to each named executive officer are the following matching contributions made by our company to the Liberty Media 401(k) Savings Plan in 2016, 2015 and 2014:

	Amounts ($)
Name	2016	2015	2014
John C. Malone	10,070	14,575	8,840
Gregory B. Maffei	18,020	14,575	15,080
Richard N. Baer	17,225	13,250	13,000
Mark D. Carleton	22,790	n/a	n/a
Albert E. Rosenthaler	16,695	11,925	14,560
Christopher W. Shean	10,335	10,070	13,520

With respect to these matching contributions, all of our named executive officers are fully vested.

(8)                                 Includes the following amounts which were allocated to our company under the LIC Services Agreement:

	Amounts ($)
	2016	2015	2014
Reimbursement for personal legal accounting and tax services	26,852	52,341	63,185
Compensation related to personal use of corporate aircraft (a)	188,122	214,528	199,949
Tax payments made on behalf of Mr. Malone	281,515	378,388	205,724

(a) Calculated based on aggregate incremental cost of such usage to our company.

Also includes miscellaneous personal expenses, such as courier charges.

(9)                                 Includes the following amounts which were allocated to our company under the LIC Services Agreement:

	Amounts ($)
	2016	2015	2014
Reimbursement for legal services	3,454	180,746	128,999
Compensation related to personal use of corporate aircraft (a)	304,454	325,750	288,311

(a) Calculated based on aggregate incremental cost of such usage to our company

(10)                          Prior to the Old LMC Split-Off, we owned an apartment in New York City which was primarily used for business purposes. The apartment was assigned to Old LMC in the Old LMC Split-Off and later to our company in the LMC Spin-Off. Messrs. Maffei, Carleton and Shean occasionally used this apartment for personal reasons. From time to time, we also pay the cost of miscellaneous shipping and catering expenses for Mr. Maffei.

(11)                          Mr. Carleton is a named executive officer of our company for the first time and his compensation for 2015 and 2014 has been omitted in reliance upon the SEC’s interpretive guidance.

(12)                          Includes $5,000 in charitable contributions in 2016 made on behalf of Mr. Rosenthaler and $5,000 in charitable contributions in each of 2016, 2015 and 2014 made on behalf of Mr. Shean pursuant to our political action committee matching contribution program.

(13)                          Mr. Shean ceased serving as our Chief Financial Officer and began serving as a Senior Advisor, effective October 1, 2016.

Executive Compensation Arrangements

John C. Malone

In connection with the merger of TCI and AT&T in 1999, an employment agreement between John C. Malone and TCI was assigned to a predecessor of Liberty Interactive. Mr. Malone’s employment agreement and his deferred compensation arrangements, as described below, were assigned to Old LMC in connection with the Old LMC Split-Off and later to our company in connection with the LMC Spin-Off. The term of Mr. Malone’s employment agreement is extended daily so that the remainder of the employment term is five years. The employment agreement was amended in June 1999 to provide for, among other things, an annual salary of $2,600 (which was increased to $3,900 in 2014), subject to increase with board approval. The employment agreement was amended in 2003 to provide for payment or reimbursement of personal expenses, including professional fees and other expenses incurred by Mr. Malone for estate, tax planning and other services, and for personal use of corporate aircraft and flight crew. The aggregate amount of such payments or reimbursements and the value of his personal use of corporate aircraft was originally limited to $500,000 per year but increased to $1 million effective January 1, 2007 by the Liberty Interactive compensation committee. Although the “Summary Compensation Table” table above reflects the portion of the aggregate incremental cost of Mr. Malone’s personal use of our corporate aircraft attributable to our company, the value of his aircraft use for purposes of his employment agreement is determined in accordance with SIFL, which aggregated $170,821 for use of the aircraft by our company and Liberty Interactive during the year ended December 31, 2016. Liberty Interactive is allocated, and reimburses us for, portions of the other components of the payments/reimbursements to Mr. Malone described above.

In December 2008, the Liberty Interactive compensation committee determined to modify Mr. Malone’s employment arrangements to permit Mr. Malone to begin receiving fixed monthly payments in 2009, in advance of a termination event, in satisfaction of its obligations to him under a 1993 deferred compensation arrangement, a 1982 deferred compensation arrangement and an installment severance plan, in each case, entered into with him by Liberty Interactive’s predecessors (and which had been assumed by Liberty Interactive). At the time of the amendment, the amounts owed to Mr. Malone under these arrangements aggregated approximately $2.4 million, $20 million and $39 million, respectively. As a result of these modifications, Mr. Malone receives 240 equal monthly installments, which commenced February 2009, of:  (1) approximately $20,000 under the 1993 deferred compensation arrangement, (2) approximately $237,000 under the 1982 deferred compensation arrangement and (3) approximately $164,000 under the installment severance plan. Interest ceased to accrue under the installment severance plan once these payments began; however, interest continues to accrue on the 1993 deferred compensation arrangement at a rate of 8% per annum and on the 1982 deferred compensation arrangement at a rate of 13% per annum. In connection with the LMC Spin-Off, we assumed these payment obligations from Old LMC, who had in turn assumed them from Liberty Interactive in the Old LMC Split-Off.

Under the terms of Mr. Malone’s employment agreement, he is entitled to receive upon the termination of his employment at our election for any reason (other than for death or “cause”), a lump sum equal to his salary for a period of five full years following termination (calculated on the basis of $3,900 per annum, the lump sum severance payment). As described above, in connection with the LMC Spin-Off, we assumed Mr. Malone’s employment agreement and all outstanding obligations thereunder from Old LMC (which were previously assumed by Old LMC in the Old LMC Split-Off), and Liberty Interactive will reimburse us for its allocated portion of any such lump sum severance payments made thereunder.

For a description of the effect of any termination event or a change in control of our company on his employment agreement, see “—Potential Payments Upon Termination or Change in Control” below.

Gregory B. Maffei

December 2014 Employment Arrangement. On December 24, 2014, our compensation committee approved a new compensation arrangement with Mr. Maffei. The arrangement provides for a five year employment term beginning January 1, 2015 and ending December 31, 2019, with an annual base salary of $960,750, increasing annually by 5% of the prior year’s base salary, and an annual target cash bonus equal to 250% of the applicable year’s base salary. The arrangement also provides Mr. Maffei with the opportunity to earn annual performance-based equity incentive awards during the employment term, as described in more detail below. In connection with the approval of his compensation arrangement, Mr. Maffei was granted the Term Options described below. Mr. Maffei’s compensation arrangement was memorialized in the Maffei Employment Agreement executed on December 29, 2014.

The arrangement provides that, in the event Mr. Maffei is terminated for cause (as defined in the Maffei Employment Agreement) he will be entitled to only his accrued base salary and any amounts due under applicable law. If Mr. Maffei is terminated by Liberty Media without cause or if Mr. Maffei terminates his employment for good reason (as defined in the Maffei Employment Agreement), he is entitled to (i) his accrued base salary, (ii) his accrued but unpaid bonus and any amounts due under applicable law (the Standard Entitlements), (iii) a severance payment of 1.5 times his base salary during the year of his termination to be paid in equal installments over 18 months, (iv) a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination (including the date of termination), with (subject to certain exceptions) up to 25% of such amount payable in shares of our common stock, at our discretion and with the remainder of such amount paid in cash (the Pro Rated Amount), (v) a payment equal to $17,500,000, with (subject to certain exceptions) up to 25% of such amount payable in shares of our common stock at our discretion and with the remainder of such amount paid in cash (the Un-Pro Rated Amount), and (vi) continued use of certain services and perquisites provided by our company, including continued aircraft benefits consistent with those provided to him during the period of his employment (the Services). If Mr. Maffei terminates his employment without good reason (as defined in the Maffei Employment Agreement), he will be entitled to the Standard Entitlements and a payment of the Pro Rated Amount. Lastly, in the case of Mr. Maffei’s death or disability, he is entitled to the Standard Entitlements, a payment of 1.5 times his base salary during the year of his termination, payments of the Pro Rated Amount and the Un-Pro Rated Amount, and, only in the case of his termination for disability, the Services. The Maffei Employment Agreement also contains other customary terms and conditions.

Term Options. Also on December 24, 2014, in connection with the approval of his compensation arrangement, Mr. Maffei received a one-time grant of 3,298,724 options to purchase shares of LMCK (the Term Options), which had an exercise price of $34.04  per share. Mr. Maffei’s Term Options have been adjusted in connection with the April 2016 reclassification and exchange of our common stock into the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Formula One common stock (the reclassification) and the June 2016 rights offering with respect to BATRK shares, and as a result, the Term Options now relate to shares of LSXMK, BATRK and FWONK.  One-half of the Term Options will vest on the fourth anniversary of the grant date with the remaining Term Options vesting on the fifth anniversary of the grant date, in each case, subject to Mr. Maffei being employed on the applicable vesting date. The Term Options have a term of seven years.

Upon a change in control (as defined in the Maffei Employment Agreement) prior to Mr. Maffei’s termination or in the event of Mr. Maffei’s termination for death or disability, all of his unvested Term Options will become exercisable. If Mr. Maffei is terminated for cause, all of his unvested Term Options will terminate immediately. If Mr. Maffei is terminated by our company without cause or if he terminates his employment for good reason (as defined in the Maffei Employment Agreement), then each unvested tranche of each type of Term Options will vest pro rata based on the number of days elapsed in the vesting period for such tranche since the grant date plus 548 calendar days; however, in the event (i) all members of the Malone Group (as defined in the Maffei Employment Agreement) cease to beneficially own our company’s securities representing at least 20% of our company’s voting power, (ii) within 90 to 210 days of clause (i) Mr. Maffei’s employment is terminated by our company without cause or by Mr. Maffei for good reason and (iii) at the time of clause (i) Mr. Maffei does not beneficially own our company’s securities representing at least 20% of our company’s voting power, then all unvested Term Options will vest in full as of the date of Mr. Maffei’s termination. If Mr. Maffei terminates his employment without good reason, then a portion of each unvested tranche of each type of Term Options will vest pro rata based on the number of days elapsed in the vesting period for such tranche since the grant date. In the event of a change in control prior to Mr. Maffei’s termination, all of the Term Options will remain exercisable until the end of the term. If Mr. Maffei is terminated for cause prior to December 31, 2019 (without a prior change in control occurring), then all vested Term Options will expire on the 90th day following such termination. In all other events of termination or if Mr. Maffei has not been terminated prior to December 31, 2019, all vested Term Options will expire at the end of the term.

Annual Awards. Mr. Maffei will receive annual grants of options to purchase shares of LSXMK, BATRK and FWONK with a term of seven years (the Annual Options) and RSUs with respect to LSXMK, BATRK and FWONK (the Annual RSUs and together with the Annual Options, the Annual Awards). For a description of Mr. Maffei’s target Annual Awards, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Maffei Performance-based Equity Awards.”  Pursuant to the Maffei Employment Agreement, Mr. Maffei will receive upfront grants of the Annual Awards and awards from Liberty Interactive in the following combined target amounts: $16 million for calendar year 2015, $17 million for calendar year 2016, $18 million for calendar year 2017, $19 million for calendar year 2018 and $20 million for calendar year 2019. The combined target amounts will be allocated between Liberty Interactive and our company based on relative market capitalization. In our compensation committee’s sole discretion, Mr. Maffei is also eligible to receive additional awards each year from Liberty Media up to a maximum of 50% of the Liberty Media target award grant amount for such year as an above-target award.

Upon Mr. Maffei’s termination for any reason, his unvested Annual Awards (including any dividend equivalents related to any unvested Annual RSUs) will terminate at the close of business on the day of the separation, except that, in the case of performance-based Annual RSUs, if Mr. Maffei remains employed through the end of the relevant grant year but his termination occurs prior to the date as of which any performance criteria has been determined to have been met or not with respect to the Annual RSUs relating to such grant year, such Annual RSUs will remain outstanding until such determination date and become vested to the extent determined by the compensation committee. Upon a change in control prior to Mr. Maffei’s termination, all vested Annual Options (and any Annual Options that vest after such change in control) will terminate at the expiration of the original term.  If Mr. Maffei is terminated by our company for cause (without a prior change in control) prior to December 31, 2019, all vested Annual Options will terminate at the close of business on the 90th day following the termination. In all other events of termination or if Mr. Maffei has not been terminated prior to December 31, 2019, all vested Annual Options will terminate at the expiration of the original term.

Aircraft Usage. We are party to a February 5, 2013 letter agreement with Mr. Maffei, pursuant to which he was entitled to personal use of corporate aircraft not to exceed 120 hours of flight time per year through the first to occur of (i) the termination of his employment, subject to any continued right to use the corporate aircraft as described below or pursuant to the terms of his employment arrangement in effect at the time of the termination or (ii) the cessation of ownership or lease of corporate aircraft.  Effective November 11, 2015, pursuant to a letter agreement between us and Mr. Maffei of the same date, Mr. Maffei is entitled to 30 additional hours per year of personal flight time if he reimburses us for such usage through the first to occur of (i) the termination of his employment or (ii) the cessation of ownership or lease of corporate aircraft. Mr. Maffei will continue to incur taxable income, calculated in accordance with SIFL, for all personal use of our corporate aircraft under the February 5, 2013 letter agreement. Mr. Maffei incurs taxable income at the SIFL rates minus amounts paid under time sharing agreements with our company for travel pursuant to the November 11, 2015 letter agreement. Pursuant to our aircraft time sharing agreements with Liberty Interactive, Starz, Liberty TripAdvisor, Liberty Broadband and Liberty Expedia, such entities pay us for any costs, calculated in accordance with Part 91 of the Federal Aviation Regulations, associated with Mr. Maffei using our corporate aircraft that are allocable to these entities. Liberty Interactive, Starz, Liberty TripAdvisor, Liberty Broadband and Liberty Expedia reimburse us for Mr. Maffei’s use of our corporate aircraft for such entity’s business, as the case may be, while Liberty Interactive also reimburses us for Mr. Maffei’s personal use of our corporate aircraft. Pursuant to our aircraft time sharing agreements with Mr. Maffei, Mr. Maffei reimburses us for costs associated with his up to 30 hours of personal use of our corporate aircraft under the November 11, 2015 letter agreement. Flights where there are no passengers on company-owned aircraft are not charged against the 120 hours of personal flight time per year allotted to Mr. Maffei if the flight department determines that the use of a NetJets, Inc. supplied aircraft for a proposed personal flight would be disadvantageous to our company due to (i) use of budgeted hours under the then current Liberty Media fractional ownership contract with NetJets, Inc. or (ii) higher flight cost as compared to the cost of using company owned aircraft.

Richard N. Baer

2012 Employment Agreement.  On November 7, 2012, Old LMC entered into an executive employment agreement (the 2012 Employment Agreement), effective October 31, 2012, with Richard N. Baer.  Mr. Baer served as an independent contractor providing consulting services to Old LMC and Liberty Interactive from October 31, 2012 until the start of his employment as Senior Vice President and General Counsel with the companies on January 1, 2013. The 2012 Employment Agreement was assigned to Liberty Media in connection with the LMC Spin-Off.  The agreement provides for, among other things, a four year term ending on December 31, 2016, with an annual base salary of $825,000, subject to adjustments at Liberty Media’s discretion, and an annual discretionary bonus beginning in the calendar year 2013.  Pursuant to the terms of the agreement, Mr. Baer’s target bonus for each year was 100% of his annual base salary for that year, and in no event would his bonus for any year be greater than two times his annual base salary.  Mr. Baer was also entitled to certain benefits and perquisites available to Liberty Media’s senior executives.  Pursuant to the agreement, on November 8, 2012, as part of the consideration for his services under the 2012 Employment Agreement, Mr. Baer was granted a combination of options and restricted shares. These options (the 2012 Term Options) and restricted shares were fully vested as of December 31, 2016 and December 15, 2016, respectively.  The options have a term of ten years. The other terms and conditions of Mr. Baer’s options and restricted shares, including acceleration and continued exercisability in connection with certain terminations of employment, are described in the applicable award agreements.

The 2012 Employment Agreement governs any termination of Mr. Baer’s employment that occurs prior to January 1, 2017.  The 2012 Employment Agreement provides that, in the event Mr. Baer is terminated for cause (as defined in the 2012 Employment Agreement), he will be entitled to his accrued but unpaid base salary through the date of termination and any unpaid expenses. If, however, Mr. Baer terminates his employment for good reason (as defined in the 2012 Employment Agreement) or if his employment is terminated without cause (as defined in the 2012 Employment Agreement), then he is entitled to receive his accrued but unpaid base salary, any unpaid expenses, any accrued but unpaid bonus from the prior year and a severance payment of two times his annual base salary at the time of termination. If Mr. Baer terminates his employment without good reason, he is entitled to receive any accrued but unpaid base salary, any accrued but unpaid bonus from the prior year and any unpaid expenses. In the case of Mr. Baer’s death or disability (as defined in the 2012 Employment Agreement), such employment agreement provides for the right for his estate or him, as applicable, to receive any accrued but unpaid base salary, any unpaid expenses, any accrued but unpaid bonus from the prior year and a severance payment of two times his annual base salary at the time of death or disability (as defined in the 2012 Employment Agreement). As a condition to Mr. Baer’s receipt of any severance payments as a result of his termination, as well as any acceleration of vesting or extension of exercise periods described in the grant agreements for the equity grants, Mr. Baer must execute a severance agreement and release in favor of Liberty Media in accordance with the procedures set forth in the 2012 Employment Agreement.

Although not a party to the 2012 Employment Agreement, Liberty Interactive is obligated to reimburse Liberty Media for its allocable portion of any payments made to Mr. Baer thereunder (other than payments relating to equity awards which are directly settled with the applicable issuer) pursuant to the LIC Services Agreement.

2016 Baer Employment Agreement.  On May 24, 2016, the compensation committee of our company approved a new compensation arrangement with Mr. Baer, which was memorialized in a definitive employment agreement, dated effective as of August 18, 2016 (the 2016 Baer Employment Agreement), between our company and Mr. Baer. The arrangement provides for a four year employment term beginning January 1, 2017 and ending December 31, 2020 (the employment period) during which Mr. Baer will continue to serve as Chief Legal Officer of our company, Liberty Interactive, Liberty Broadband and Liberty TripAdvisor.  Mr. Baer’s 2016 annual base salary of $901,500 and annual target cash bonus of 100% of base salary under the 2012 Employment Agreement with our company remain unchanged under the new compensation arrangement.  The arrangement also provides Mr. Baer with the opportunity to earn annual performance-based equity incentive awards from our company and Liberty Interactive during the employment term, as described in more detail below.  In connection with the approval of his compensation arrangement, the compensation committee granted options to Mr. Baer with respect to LSXMK, BATRK and FWONK (together, the 2016 Term Options), each as described in more detail below.

The 2016 Baer Employment Agreement governs any termination of Mr. Baer’s employment that occurs on or after January 1, 2017 during the term of such agreement.  The 2016 Baer Employment Agreement provides that, in the event Mr. Baer is terminated for cause (as defined in the 2016 Baer Employment Agreement), he will be entitled to his accrued but unpaid base salary through the date of termination, any unpaid expenses and other amounts required to be paid by law.  In addition, all unexercised 2016 Term Options, whether vested or unvested, will be forfeited.

If, however, Mr. Baer terminates his employment for good reason (as defined in the 2016 Baer Employment Agreement) or if his employment is terminated without cause (as defined in the 2016 Baer Employment Agreement), then he is entitled to receive his (i) accrued but unpaid base salary, (ii) any unpaid expenses and other amounts required to be paid by law, (iii) a lump sum payment of any declared but unpaid bonus from the prior year and (iv) if such termination occurs (x) between January 1, 2017 and March 31, 2018, a lump sum cash payment of $5.3 million, (y) between April 1, 2018 and March 31, 2019, a lump sum cash payment of $3.5 million or (z) between April 1, 2019 and the close of business on December 31, 2020, a lump sum cash payment of $1.9 million.  In addition, if his employment is terminated by us without cause or by Mr. Baer for good reason (a protected termination), (a) between January 1, 2017 and December 31, 2019, he will vest in 75% of the original number of 2016 Term Options (less any options that have previously vested) or (b) during 2020, the unvested portion of his 2016 Term Options will vest in full, in each case on the date of his termination, and such options will remain exercisable for the period specified in the applicable award agreement.  The award agreements for Mr. Baer’s annual grants of Performance RSUs (as described below) will provide that if a protected termination occurs during the employment period, any Performance RSUs that are outstanding and unvested on the termination date will remain outstanding until the date that our compensation committee determines whether the performance criteria applicable to such Performance RSUs were met and will vest to the extent determined by the committee on date of such determination.

If Mr. Baer terminates his employment without good reason (as defined in the 2016 Baer Employment Agreement), he is entitled to receive any accrued but unpaid base salary, any declared but unpaid bonus from the prior year and any unpaid expenses and other amounts required to be paid by law.  In addition, Mr. Baer will forfeit any 2016 Term Options and Performance RSUs that are unvested on the date of such termination.  Any vested 2016 Term Options will remain exercisable for 90 days after Mr. Baer’s termination without good reason, or, if such termination occurs after December 31, 2020, for the remainder of the term of such options.

In the case of Mr. Baer’s death or disability (as defined in the 2016 Baer Employment Agreement), such employment agreement provides for the right for his estate or him, as applicable, to receive any accrued but unpaid base salary, any unpaid expenses and other amounts required to be paid by law, any declared but unpaid bonus from the prior year and a lump sum cash payment of $1.9 million.  In addition, the 2016 Term Options will vest in full and remain exercisable for a one year period following his death or, if such termination occurs after December 31, 2020, for the remainder of the term of such options.  Any outstanding but unvested Performance RSUs will vest immediately in the event of Mr. Baer’s death or disability to the extent not already vested as of the date of his termination due to death or disability.

As a condition to Mr. Baer’s receipt of any severance payments as a result of his termination, as well as any acceleration of vesting or extension of exercise periods described in the grant agreements for the equity grants, Mr. Baer must execute a severance agreement and release in favor of Liberty Media in accordance with the procedures set forth in the 2016 Baer Employment Agreement.

Although not a party to the 2016 Baer Employment Agreement, Liberty Interactive is obligated to reimburse us for its allocable portion of the above payments (other than payments relating to performance bonuses and payments relating to equity awards which are directly settled with the applicable issuer) pursuant to the LIC Services Agreement.

2016 Term Options. On May 24, 2016, in connection with the approval of his compensation arrangement, the compensation committee approved a one-time grant to Mr. Baer of (i) 346,466 options to purchase shares of LSXMK with an exercise price equal to $31.66 per share, (ii) 32,048 options to purchase shares of BATRK with an exercise price equal to $15.11 per share, and (iii) 83,942 options to purchase shares of FWONK with an exercise price equal to $19.11 per share. The exercise prices are equal to the closing price of LSXMK, BATRK and FWONK on June 1, 2016, the grant date for these options. One-half of the 2016 Term Options will vest on December 31, 2019 with the remaining 2016 Term Options vesting on December 31, 2020, in each case, subject to Mr. Baer being employed on the applicable vesting date, and subject to any accelerated vesting upon a termination event. Vesting of the 2016 Term Options will not start until January 1, 2017, and no early acceleration will occur if Mr. Baer is terminated prior to January 1, 2017. The 2016 Term Options expire on December 31, 2023.

Annual Performance-Based Awards. Beginning in 2017, Mr. Baer will receive annual grants of performance-based RSUs with respect to LSXMK, BATRK and FWONK (the Performance RSUs).  The combined annual target value of the Performance RSUs and the performance-based RSUs issued by Liberty Interactive will be $1.875 million.  The compensation committee will establish performance metrics with respect to each grant of Performance RSUs that will determine, in the compensation committee’s sole discretion, the extent to which such grant will vest.

Equity Incentive Plans

The 2013 incentive plan is administered by the compensation committee of our board of directors. The compensation committee has full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The 2013 incentive plan is designed to provide additional remuneration to certain employees and independent contractors for exceptional service and to encourage their investment in our company. Our compensation committee may grant non-qualified stock options, SARs, restricted shares, RSUs, cash awards, performance awards or any combination of the foregoing under the 2013 incentive plan (collectively, awards).

The maximum number of shares of our common stock with respect to which awards may be issued under the 2013 incentive plan is 98,774,000, subject to anti-dilution and other adjustment provisions of the 2013 incentive plan. With limited exceptions, under the 2013 incentive plan, no person may be granted in any calendar year awards covering more than 32,400,000 shares of our common stock (subject to anti-dilution and other adjustment provisions of the 2013 incentive plan) nor may any person receive under the 2013 incentive plan payment for cash awards during any calendar year in excess of $10 million. Shares of our common stock issuable pursuant to awards made under the 2013 incentive plan are made available from either authorized but unissued shares or shares that have been issued but reacquired by our company. The 2013 incentive plan has a five year term.

In connection with the LMC Spin-Off, our company’s board of directors adopted the Liberty Media Corporation Transitional Stock Adjustment Plan (the TSAP, and together with the 2013 incentive plan, the existing incentive plans). The TSAP governs the terms and conditions of equity incentive awards with respect to our common stock issued in connection with adjustments made to equity incentive awards relating to Old LMC’s common stock that were granted prior to the LMC Spin-Off. No further grants are permitted under the TSAP.

2006 Deferred Compensation Plan

Our company maintains the Liberty Media Corporation 2006 Deferred Compensation Plan (as amended and restated, the 2006 deferred compensation plan), under which officers at the level of Vice President and above were eligible to elect to defer up to 50% of such officer’s annual base salary and cash performance bonus for 2015.  These deferral elections must be made in advance of certain deadlines and may include (1) the selection of a payment date, which generally may not be later than 30 years from the end of the year in which the applicable compensation is initially deferred, and (2) the form of distribution, such as a lump-sum payment or substantially equal annual installments over two to five years for elections made prior to January 1, 2016.

In addition to the accelerated distribution events described under “—Potential Payments Upon Termination or Change in Control” below, at the eligible officer’s request, if the compensation committee determines that such officer has suffered a financial hardship, it may authorize immediate distribution of amounts deferred under the 2006 deferred compensation plan.

Compensation deferred under the 2006 deferred compensation plan that otherwise would have been received prior to 2015 would earn interest income at the rate of 9% per annum, compounded quarterly, for the period of the deferral. Compensation deferred under the 2006 deferred compensation plan that otherwise would have been received on or after January 1, 2015 will earn interest income at the prime rate of interest (as determined in the Wall Street Journal as of the first business day of November of the year prior to each plan year) plus 3% per annum, compounded quarterly, for the period of the deferral, and for 2016, this rate was 6.25%. Effective January 1, 2017, amounts deferred under the 2006 deferred compensation plan will earn interest income at the 10-year Treasury rate plus 4.5%, as determined as of the first business day of November of the year prior to each plan year.

The 2006 deferred compensation plan was amended effective January 1, 2016, to reflect the following changes:  (A) eligible participants may elect to defer up to 50% of the portion of their base salaries and up to 100% of their cash performance bonuses that are allocable to our company, (B) eligible participants may elect to receive annual installments over two to ten years, rather than two to five years and (C) for amounts deferred on or after January 1, 2015, the compensation committee may not change the applicable interest rate in effect after a change of control has occurred.

Our board of directors reserves the right to terminate the 2006 deferred compensation plan at any time. An optional termination by our board of directors will not result in any distribution acceleration.

Grants of Plan-Based Awards

The following table contains information regarding plan-based incentive awards granted during the year ended December 31, 2016 to the named executive officers (other than Mr. Malone, who did not receive any grants).  References to LMCA and LMCK in this section mean our Series A and Series C common stock as they existed prior to the reclassification.

			Committee		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of		All Other Option Awards: Number of Securities		Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Grant Date		Action Date		Threshold ($)(1)	Target ($)(1)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(7)	Stock or Units (#)		Underlying Options (#)		Awards ($/Sh)	Awards ($)

Gregory B. Maffei
	3/29/2016	(4)			—	—	5,043,938	—	—	—			—		—	—
BATRK	6/17/2016				—	—	—	—	—	—	55,293	(5)	—		—	818,336
BATRK	6/17/2016		3/29/2016	(6)	—	—	—	—	269	—	—		—		—	3,981
LMCK	3/15/2016				—	—	—	—	—	—	—		61,355	(8)	36.77	651,038
LMCK	3/29/2016				—	—	—	—	—	—	—		714,251	(9)	37.76	6,256,410
LMCK	3/29/2016	(6)			—	—	—	—	39,038	—	—		—		—	1,474,075

Richard N. Baer
	3/29/2016	(4)			—	—	901,500	—	—	—			—		—	—
LSXMK	6/01/2016		5/24/2016	(10)	—	—	—	—	—	—	—		346,466	(11)	31.66	2,581,639
BATRK	6/01/2016		5/24/2016	(10)	—	—	—	—	—	—	—		32,048	(11)	15.11	113,970
BATRK	6/17/2016				—	—	—	—	—	—	1,117	(5)	—		—	16,532
FWONK	6/01/2016		5/24/2016	(10)	—	—	—	—	—	—	—		83,942	(11)	19.11	377,541

Mark D. Carleton
	3/29/2016	(4)			—	—	875,500	—	—	—			—		—	—
BATRK	6/17/2016				—	—	—	—	—	—	3,690	(5)	—		—	54,612
BATRK	6/17/2016		3/29/2016	(6)	—	—	—	—	110	—	—		—		—	1,628
LMCK	3/15/2016				—	—	—	—	—	—	15,603	(12)	—		—	573,722
LMCK	3/29/2016	(6)			—	—	—	—	15,987	—	—		—		—	603,669

			Committee		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of		All Other Option Awards: Number of Securities	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Grant Date		Action Date		Threshold ($)(1)	Target ($)(1)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(7)	Stock or Units (#)		Underlying Options (#)	Awards ($/Sh)	Awards ($)
Albert E. Rosenthaler
	3/29/2016	(4)			—	—	875,500	—	—	—			—	—	—
BATRK	6/17/2016				—	—	—	—	—	—	2,839	(5)	—	—	42,017
BATRK	6/17/2016		3/29/2016	(6)	—	—	—	—	110	—	—		—	—	1,628
LMCK	3/15/2016				—	—	—	—	—	—	15,603	(12)	—	—	573,722
LMCK	3/29/2016	(6)			—	—	—	—	15,987	—	—		—	—	603,669

Christopher W. Shean
	3/29/2016	(4)			—	—	875,500	—	—	—			—	—	—
BATRK	6/17/2016				—	—	—	—	—	—	3,187	(5)	—	—	47,168
BATRK	6/17/2016		3/29/2016	(6)	—	—	—	—	110	—	—		—	—	1,628
LMCK	3/15/2016				—	—	—	—	—	—	15,603	(12)	—	—	573,722
LMCK	3/29/2016	(6)			—	—	—	—	15,987	—	—		—	—	603,669

(1)                     Our 2016 performance-based bonus program does not provide for a threshold bonus amount. The program also does not provide for a target payout amount for any named executive officer that would be payable upon satisfaction of the performance criteria under the 2016 performance-based bonus program. For the actual bonuses paid by our company see the amounts included for 2016 in the column entitled Non-Equity Incentive Plan Compensation in the “Summary Compensation Table” above.

(2)                     Represents the maximum amount that would have been payable to each named executive officer assuming (x) the Bonus Threshold was met in order to permit the maximum bonus amounts to have been payable, (y) the full 60% of the participant’s maximum bonus amount attributable to individual performance was attained and (z) the full 40% of the participant’s maximum bonus amount attributable to corporate performance of our company was attained. For more information on this performance bonus program, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses.”

(3)                     The terms of the Maffei LMCK RSUs and the Chief LMCK RSUs do not provide for a threshold amount that would be payable upon satisfaction of the performance criteria established by the compensation committee. Represents the target amount that would have been payable to the named executive officer assuming (x) maximum achievement of the Maffei RSU Threshold and the Chief Threshold was attained and (y) our compensation committee determined not to reduce such payout after considering a combination of the objective, subjective and discretionary criteria established by our compensation committee in March 2016.  For the actual 2016 Annual Options, the Maffei LMCK RSUs and Chief LMCK RSUs that vested see “—

Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Maffei Performance-based Equity Awards” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards” above.

(4)                     Reflects the date on which our compensation committee established the terms of the 2016 performance-based bonus program, as described under “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses.”

(5)                     Vested in full on June 28, 2016.

(6)                     Reflects the date on which our compensation committee established the terms of the Maffei LMCK RSUs and the Chief LMCK RSUs as described under “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation— Maffei Performance-based Equity Awards” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards” above.

(7)                     Our compensation committee also set a maximum grant value payout with respect to (i) the Maffei LMCK RSUs - equal to 1.5 times the target number of Maffei LMCK RSUs or $2.856 million of initial grant value and (ii) the Chief LMCK RSUs - equal to $1.176 million of initial grant value of the Chief LMCK RSUs. Any payout of an equity award by our company above the target equity award of would be in our compensation committee’s sole discretion, would be issued in the first quarter of 2017, and would vest immediately after grant. For more information on the target equity award, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Maffei Performance-based Equity Awards” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards” above.

(8)                     Vested in full on March 15, 2016.

(9)                     Vested in full on December 31, 2016.

(10)              Reflects the date on which our compensation committee approved Mr. Baer’s 2016 Term Options award.

(11)              Vests 50% on December 31, 2019 and 50% on December 31, 2020.

(12)              Vested in full on March 21, 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding unexercised options and unvested RSUs which were outstanding as of December 31, 2016 and held by the named executive officers (with the exception of John C. Malone, who had no outstanding equity awards as of December 31, 2016).

	Option awards(1)						Stock awards(1)
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Gregory B. Maffei
Option Awards
LSXMA	1,165,787	—		—	19.75	12/17/2019	—	—	—		—
LSXMK	2,374,526	—		—	19.38	12/17/2019	—	—	—		—
LSXMK	—	3,337,193	(2)	—	28.01	12/24/2021	—	—	—		—
LSXMK	348,109	—		—	31.44	03/31/2022	—	—	—		—
LSXMK	62,339	—		—	30.26	03/15/2023	—	—	—		—
LSXMK	724,228	—		—	31.07	03/29/2023	—	—	—		—
BATRA	116,599	—		—	11.42	12/17/2019	—	—	—		—
BATRK	237,549	—		—	11.19	12/17/2019	—	—	—		—
BATRK	—	333,910	(2)	—	16.17	12/24/2021	—	—	—		—
BATRK	33,491	—		—	18.15	03/31/2022	—	—	—		—
BATRK	6,255	—		—	17.47	03/15/2023	—	—	—		—
BATRK	74,322	—		—	17.94	03/29/2023	—	—	—		—
FWONA	291,362	—		—	11.68	12/17/2019	—	—	—		—
FWONK	593,545	—		—	11.18	12/17/2019	—	—	—		—
FWONK	—	834,316	(2)	—	16.16	12/24/2021	—	—	—		—
FWONK	83,682	—		—	18.14	03/31/2022	—	—	—		—
FWONK	15,631	—		—	17.46	03/15/2023	—	—	—		—
FWONK	185,703	—		—	17.93	03/29/2023	—	—	—		—

RSU Awards
LSXMK	—	—		—	—	—	—	—	39,038	(3)	1,324,169
BATRK	—	—		—	—	—	—	—	3,903	(3)	80,363

	Option awards(1)						Stock awards(1)
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

BATRK	—	—		—	—	—	—	—	269	(3)	5,539
FWONK	—	—		—	—	—	—	—	9,759	(3)	305,749

Richard N. Baer
Option Awards
LSXMA	53,365	—		—	19.57	11/08/2022	—	—	—		—
LSXMK	108,661	—		—	19.20	11/08/2022	—	—	—		—
LSXMK	—	346,466	(4)	—	31.66	12/31/2023	—	—	—		—
BATRA	5,340	—		—	11.32	11/08/2022	—	—	—		—
BATRK	10,876	—		—	11.09	11/08/2022	—	—	—		—
BATRK	—	32,048	(4)	—	15.11	12/31/2023	—	—	—		—
FWONA	13,349	—		—	11.58	11/08/2022	—	—	—		—
FWONK	27,176	—		—	11.08	11/08/2022	—	—	—		—
FWONK	—	83,942	(4)	—	19.11	12/31/2023	—	—	—		—

Mark D. Carleton
Option Awards
LSXMA	73,259	—		—	19.75	03/19/2020	—	—	—		—
LSXMK	149,218	—		—	19.38	03/19/2020	—	—	—		—
LSXMK	39,618	79,240	(5)	—	32.63	03/04/2022	—	—	—		—
LSXMK	—	193,774	(4)	—	32.63	03/04/2023	—	—	—		—
BATRA	7,327	—		—	11.42	03/19/2020	—	—	—		—
BATRK	14,927	—		—	11.19	03/19/2020	—	—	—		—
BATRK	3,938	7,878	(5)	—	18.84	03/04/2022	—	—	—		—
BATRK	—	19,264	(4)	—	18.84	03/04/2023	—	—	—		—
FWONA	18,309	—		—	11.68	03/19/2020	—	—	—		—
FWONK	37,299	—		—	11.18	03/19/2020	—	—	—		—
FWONK	9,841	19,683	(5)	—	18.83	03/04/2022	—	—	—		—

	Option awards(1)						Stock awards(1)
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

FWONK	—	48,134	(4)	—	18.83	03/04/2023	—	—	—		—

RSU Awards
LSXMK	—	—		—	—	—	—	—	15,987	(3)	542,279
BATRK	—	—		—	—	—	—	—	1,598	(3)	32,903
BATRK	—	—		—	—	—	—	—	110	(3)	2,265
FWONK	—	—		—	—	—	—	—	3,996	(3)	125,195

Albert E. Rosenthaler
Option Awards
LSXMK	39,618	79,240	(5)	—	32.63	03/04/2022	—	—	—		—
LSXMK	—	193,774	(4)	—	32.63	03/04/2023	—	—	—		—
BATRA	3,328	—		—	11.42	03/19/2020	—	—	—		—
BATRK	6,780	—		—	11.19	03/19/2020	—	—	—		—
BATRK	3,938	7,878	(5)	—	18.84	03/04/2022	—	—	—		—
BATRK	—	19,264	(4)	—	18.84	03/04/2023	—	—	—		—
FWONA	8,316	—		—	11.68	03/19/2020	—	—	—		—
FWONK	16,941	—		—	11.18	03/19/2020	—	—	—		—
FWONK	9,841	19,683	(5)	—	18.83	03/04/2022	—	—	—		—
FWONK	—	48,134	(4)	—	18.83	03/04/2023	—	—	—		—

RSU Awards
LSXMK	—	—		—	—	—	—	—	15,987	(3)	542,279
BATRK	—	—		—	—	—	—	—	1,598	(3)	32,903
BATRK	—	—		—	—	—	—	—	110	(3)	2,265
FWONK	—	—		—	—	—	—	—	3,996	(3)	125,195

	Option awards(1)						Stock awards(1)
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Christopher W. Shean
Option Awards
LSXMA	49,911	—		—	19.75	03/19/2020	—	—	—		—
LSXMK	101,662	—		—	19.38	03/19/2020	—	—	—		—
LSXMK	39,618	79,240	(5)	—	32.63	03/04/2022	—	—	—		—
LSXMK	—	193,774	(4)	—	32.63	03/04/2023	—	—	—		—
BATRA	4,991	—		—	11.42	03/19/2020	—	—	—		—
BATRK	10,170	—		—	11.19	03/19/2020	—	—	—		—
BATRK	3,938	7,878	(5)	—	18.84	03/04/2022	—	—	—		—
BATRK	—	19,264	(4)	—	18.84	03/04/2023	—	—	—		—
FWONK	9,841	19,683	(5)	—	18.83	03/04/2022	—	—	—		—
FWONK	—	48,134	(4)	—	18.83	03/04/2023	—	—	—		—

RSU Awards
LSXMK	—	—		—	—	—	—	—	15,987	(3)	542,279
BATRK	—	—		—	—	—	—	—	1,598	(3)	32,903
BATRK	—	—		—	—	—	—	—	110	(3)	2,265
FWONK	—	—		—	—	—	—	—	3,996	(3)	125,195

(1)                                 As adjusted for the reclassification in which each share of our then-existing common stock outstanding as of 5:00 p.m., New York City time, on April 15, 2016 was reclassified and exchanged for (i) 1 share of the corresponding series of Liberty SiriusXM common stock, (ii) 0.10 of a share of the corresponding series of Liberty Braves common stock and (iii) 0.25 of a share of the corresponding series of Liberty Formula One common stock.  In connection with the reclassification, all outstanding equity awards with respect to our then-existing common stock (each such equity award, an original equity award) were automatically converted pursuant to the anti-dilution provisions of the incentive plan under which such original equity award was granted into equity awards with respect to the corresponding series of each of our Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock.

(2)                                 Vests 50% on December 24, 2018 and 50% on December 24, 2019.

(3)                                 Represents the target number of Mr. Maffei’s Maffei LMCK RSUs and Messrs. Carleton, Rosenthaler and Shean’s Chief LMCK RSUs that could be earned based on our performance in 2016.

(4)                                 Vests 50% on December 31, 2019 and 50% on December 31, 2020.

(5)                                 33-1/3% vested on March 4, 2016.  The remainder vests 33-1/3% on March 4, 2017 and 33-1/3% on March 4, 2018.

Option Exercises and Stock Vested

The following table sets forth information concerning the exercise of vested options and the vesting of restricted stock and RSUs held by our named executive officers (with the exception of Mr. Malone, who had no exercises of vested options or vesting of restricted stock or RSUs), in each case, during the year ended December 31, 2016.

	Option Awards		Stock Awards
	Number of		Number of
	shares	Value	shares	Value
	acquired on	realized on	acquired on	realized on
Name	exercise (#) (1)	exercise ($)	vesting (#) (1)	vesting ($)

Gregory B. Maffei
LSXMA	—	—	—	—
LSXMK	—	—	—	—
BATRA	—	—	—	—
BATRK	—	—	55,293	792,349
FWONA	—	—	—	—
FWONK	—	—	33,527	1,228,765

Richard N. Baer
LSXMA	—	—	9,686	340,172
LSXMK	—	—	19,372	668,140
BATRA	—	—	968	19,738
BATRK	—	—	3,054	55,095
FWONA	53,176	748,692	2,421	74,809
FWONK	107,428	1,400,715	4,843	148,680

Mark D. Carleton
LSXMA	676	9,498	—	—
LSXMK	1,377	18,989	—	—
BATRA	67	404	—	—
BATRK	137	841	3,690	52,878
FWONA	169	2,881	—	—
FWONK	344	5,848	15,603	581,992

Albert E. Rosenthaler
LSXMA	33,275	533,764	—	—
LSXMK	67,775	1,116,714	—	—
BATRA	—	—	—	—
BATRK	—	—	2,839	40,683
FWONA	—	—	—	—
FWONK	—	—	15,603	581,992

Christopher W. Shean
LSXMA	—	—	—	—
LSXMK	—	—	—	—
BATRA	—	—	—	—
BATRK	—	—	3,187	45,670
FWONA	63,564	979,321	—	—
FWONK	128,648	1,934,116	15,603	581,992

(1)                     Includes shares withheld in payment of withholding taxes at election of holder.

Nonqualified Deferred Compensation Plans

The following table sets forth information regarding the nonqualified deferred compensation plans in which our named executive officers participated during the year ended December 31, 2016. Messrs. Maffei, Carleton and Shean participated in the 2006 deferred compensation plan. See “—Executive Compensation Arrangements—2006 Deferred Compensation Plan” for more information. Mr. Malone’s deferred compensation arrangements are described under “—Executive Compensation Arrangements—John C. Malone.”  During 2016, Messrs. Baer and Rosenthaler did not participate in any deferred compensation arrangements.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	contributions	contributions	earnings in	withdrawals/	balance at
Name	in 2016 ($)	in 2016 ($)	2016 ($) (1)	distributions ($)	12/31/16 ($)(1)(2)

John C. Malone	—	—	2,438,887	(3,082,818)	19,140,534
Gregory B. Maffei	—	—	503,656	—	5,914,467
Richard N. Baer	—	—	—	—	—
Mark D. Carleton	1,457,229	—	315,417	—	5,249,399
Albert E. Rosenthaler	—	—	—	—	—
Christopher W. Shean (3)	309,107	—	111,779	(179,244)	1,535,987

(1)                                 Of these amounts, the following were reported in the “Summary Compensation Table” as above-market earnings that were credited to the named executive officer’s deferred compensation account during 2016:

Name	Amount ($)
John C. Malone	232,747
Gregory B. Maffei	335,068
Richard N. Baer	—
Mark D. Carleton	199,301
Albert E. Rosenthaler	—
Christopher W. Shean	70,614

(2)                                 In our prior year proxy statements, we reported the following above-market earnings that were credited as interest to the applicable officer’s deferred compensation accounts during the years reported:

	Amount ($)
Name	2015	2014	2013
John C. Malone	239,961	246,409	252,176
Gregory B. Maffei	99,232	52,641	9,366
Richard N. Baer	—	—	—
Mark D. Carleton	n/a	n/a	n/a
Albert E. Rosenthaler	—	—	—
Christopher W. Shean	22,388	17,295	17,499

(3)                                 As described above in “—Executive Compensation Arrangements—2006 Deferred Compensation Plan,” Mr. Shean had a deferral election in place under the 2006 deferred compensation plan following the Old LMC Split-Off with respect to $32,336, which represents 10% of a portion of his 2011 performance-based bonus that was allocable to and paid by Liberty Interactive (the 2011 deferral). Liberty Interactive will continue to be responsible for payment of the 2011 deferral and for the payment of interest income at the rate of 9% per annum, compounded quarterly, thereon.  In 2015 and 2016, Mr. Shean began receiving installment payments with respect to the 2011 deferral pursuant to his deferral election, and at December 31, 2016, the outstanding balance was $19,350.

Potential Payments Upon Termination or Change-in-Control

The following table sets forth the potential payments to our named executive officers if their employment with Liberty Media had terminated or a change in control had occurred, in each case, as of December 30, 2016, which was the last business day of our last completed fiscal year. In the event of such a termination or change in control, the actual amounts may be different due to various factors. In addition, we may enter into new arrangements or modify these arrangements from time to time.

The amounts provided in the tables are based on the closing market prices on December 30, 2016 for our LSXMA common stock, which was $34.52, our LSXMK common stock, which was $33.92, our BATRA common stock, which was $20.49, our BATRK common stock, which was $20.59, our FWONA common stock, which was $31.35, and our FWONK common stock, which was $31.33. The value of the options shown in the table is based on the spread between the exercise price of the award and the applicable closing market price. The value of the restricted stock and RSUs shown in the table is based on the applicable closing market price and the number of shares and RSUs unvested.

Each of our named executive officers has received awards and payments under the existing incentive plans, and each of our named executive officers is eligible to participate in our deferred compensation plan. Additionally, each of Messrs. Malone, Maffei and Baer is entitled to certain payments and acceleration rights upon termination under his respective employment agreement. See “—Executive Compensation Arrangements” above and “Potential Payments Upon Termination or Change in Control—Termination Without Cause or for Good Reason” below.

The circumstances giving rise to these potential payments and a brief summary of the provisions governing their payout are described below and in the footnotes to the table (other than those described under “—Executive Compensation Arrangements,” which are incorporated by reference herein):

Voluntary Termination.  Each of the named executive officers holds equity awards that were issued under our existing incentive plans. Under these plans and the related award agreements, in the event of a voluntary termination of his employment with our company for any reason, each named executive officer would only have a right to the equity grants that vested prior to his termination date, except that in 2016 Mr. Maffei had certain acceleration rights with respect to one or more of his equity awards upon a voluntary termination. Mr. Maffei would have forfeited his 2016 Annual Awards if he had voluntarily terminated his employment on December 30, 2016. Mr. Baer would have forfeited his 2016 Term Options if he had voluntarily terminated his employment on December 30, 2016. Mr. Baer would also have forfeited the unvested portion of  his 2012 Term Options upon a voluntary termination on December 30, 2016.  See “—Executive Compensation Arrangements—Gregory B. Maffei” and “—Executive Compensation Arrangements—Richard N. Baer” above.  Mr. Carleton, Mr. Rosenthaler and Mr. Shean are not entitled to any severance payments or other benefits upon a voluntary termination of his employment. The foregoing discussion assumes that the named executive officers voluntarily terminated his respective employment without good reason. See “—Termination Without Cause or for Good Reason” below for a discussion of potential payments and benefits upon a named executive officer’s voluntary termination of his employment for good reason.

Under the 2006 deferred compensation plan, we do not have an acceleration right to pay out account balances to the named executive officers upon this type of termination. However, the named executive officer may file at the time of the deferral an election to receive distributions under the 2006 deferred compensation plan upon his separation from service, including a voluntary termination. For purposes of the tabular presentation below, we have assumed that the named executive officer has elected to receive payout of all deferred compensation upon his separation from service, including interest.

Termination for Cause.  All outstanding equity grants constituting options, whether unvested or vested but not yet exercised, and all equity grants constituting unvested RSUs under the existing incentive plans would be forfeited by any named executive officer (other than Mr. Maffei in the case of equity grants constituting vested options or similar rights) who is terminated for “cause.” The existing incentive plans, which govern the awards unless there is a different definition in the applicable award agreement, define “cause” as insubordination, dishonesty, incompetence, moral turpitude, other misconduct of any kind and the refusal to perform his duties and responsibilities for any reason other than illness or incapacity; provided that, if such termination is within 12 months after a change in control (as described below), “cause” means a felony conviction for fraud, misappropriation or embezzlement. Mr. Maffei has certain continuing rights to exercise vested options or similar rights following a termination for cause under his employment agreement, and the employment agreement of Mr. Maffei has a definition of cause that is different from the definition under the incentive plans.  See “—Executive Compensation Arrangements” above.

No immediate distributions under the 2006 deferred compensation plan are permitted as a result of this type of termination (other than pursuant to the compensation committee’s right to distribute certain de minimus amounts from an officer’s deferred compensation account). However, the named executive officer may file an election at the time of the deferral to receive distributions under the 2006 deferred compensation plan upon his separation from service, including a termination for cause. For purposes of the tabular presentation below, we have assumed that the named executive officer has elected to receive payout of all deferred compensation upon his separation from service, including interest.

Termination Without Cause or for Good Reason.  Mr. Malone does not have any unvested equity awards.  As of December 30, 2016, Mr. Maffei’s unvested equity awards consisted of the Term Options and the 2016 Annual Awards. The Term Options are subject to partial acceleration upon a termination of his employment without cause or for good reason. Mr. Maffei would have forfeited his 2016 Annual Awards upon a termination without cause or for good reason as of December 30, 2016.  Each of Mr. Malone and Mr. Maffei is entitled to severance payments and/or other benefits upon a termination of his employment without cause or for good reason.  See “—Executive Compensation Arrangements—John C. Malone” and “—Executive Compensation Arrangements—Gregory B. Maffei” above.

As of December 30, 2016, Mr. Baer’s unvested equity awards consisted of his 2016 Term Options and the second tranche of his 2012 Term Options.  The 2012 Term Options would have vested in full if Mr. Baer had been terminated without cause or for good reason on December 30, 2016.  The 2016 Term Options would have been forfeited if Mr. Baer had been terminated without cause or for good reason on December 30, 2016. Mr. Baer is also entitled under certain circumstances to severance payments and other benefits upon a termination of his employment without cause or for good reason.  See “—Executive Compensation Arrangements—Richard N. Baer.”

As of December 30, 2016, Mr. Carleton’s, Mr. Rosenthaler’s and Mr. Shean’s only unvested equity awards were the stock options granted to them on March 4, 2015 and their Chief LMCK RSUs granted to them on March 29, 2016. The standard stock option awards granted to them on March 4, 2015 provide for vesting upon a termination of employment without cause of those options that would have vested during the 12-month period following the termination date if such person had remained an employee. The multi-year awards granted to them on that date provide for vesting upon a termination of employment without cause of those options that would have vested during the 12-month period following the termination date if such person had remained an employee, plus a pro rata portion of the remaining unvested options based on the portion of the vesting period elapsed through the termination date. The Chief LMCK RSUs held by these officers would have been forfeited if the individual had been terminated without cause on December 30, 2016.  None of these officers is entitled to any severance pay or other benefits upon a termination without cause.

No immediate distributions under the 2006 deferred compensation plan are permitted as a result of this type of termination (other than pursuant to the compensation committee’s right to distribute certain de minimus amounts from an officer’s deferred compensation account). However, the named executive officer may file an election at the time of the deferral to receive distributions under the 2006 deferred compensation plan upon his separation from service, including a termination without cause or for good reason. For purposes of the tabular presentation below, we have assumed that the named executive officer has elected to receive payout of all deferred compensation upon separation from service, including interest.

Death.  In the event of death of any of the named executive officers, the existing incentive plans and applicable award agreements provide for vesting in full of any outstanding options and the lapse of restrictions on any RSU awards, except that Mr. Maffei would have forfeited his 2016 Annual Awards and Mr. Baer would have forfeited the 2016 Term Options in the event of his respective death as of December 30, 2016. Each of Mr. Malone, Mr. Maffei and Mr. Baer is also entitled to certain payments and other benefits if he dies while employed by our company.  See “—Executive Compensation Arrangements” above.

No amounts are shown for payments pursuant to life insurance policies, which we make available to all our employees.

Under the 2006 deferred compensation plan, we do not have an acceleration right to pay out account balances to the named executive officers upon this type of termination.  However, the named executive officer may file an election at the time of the deferral to receive distributions under the 2006 deferred compensation plan upon his separation from service, including a termination due to death.  For purposes of the tabular presentation below, we have assumed that the named executive officer has elected to receive payout of all deferred compensation upon separation from service, including interest.

Disability.  If the employment of any of the named executive officers is terminated due to disability, which is defined in the existing incentive plans or applicable award agreements, such plans or agreements provide for vesting in full of any outstanding options and the lapse of restrictions on any RSU awards, except that Mr. Maffei would have forfeited his 2016 Annual Awards, and Mr. Baer would have forfeited his 2016 Term Options in the event of his termination due to disability as of December 30, 2016. Each of Mr. Malone, Mr. Maffei and Mr. Baer is also entitled to certain payments and other benefits upon a termination of his employment due to disability. See “Executive Compensation Arrangements” above.

No amounts are shown for payments pursuant to short-term and long-term disability policies, which we make available to all our employees.

Under the 2006 deferred compensation plan, we do not have an acceleration right to pay out account balances to the named executive officers upon this type of termination. However, the named executive officer may file an election at the time of the deferral to receive distributions under the 2006 deferred compensation plan upon his separation from service, including a termination due to disability. For purposes of the tabular presentation below, we have assumed that the named executive officer has elected to receive payout of all deferred compensation upon separation from service, including interest.

Change in Control.  In case of a change in control, the incentive plans provide for vesting in full of any outstanding options and the lapse of restrictions on any RSU awards held by the named executive officers, except that vesting of Mr. Maffei’s unvested 2016 Annual Awards would not have been accelerated nor would vesting of Mr. Baer’s 2016 Term Options  have been accelerated. A change in control is generally defined as:

•                                          The acquisition by a non-exempt person (as defined in the incentive plans) of beneficial ownership of at least 20% of the combined voting power of the then outstanding shares of our company ordinarily having the right to vote in the election of directors, other than pursuant to a transaction approved by our board of directors.

•                                          The individuals constituting our board of directors over any two consecutive years cease to constitute at least a majority of the board, subject to certain exceptions that permit the board to approve new members by approval of at least two-thirds of the remaining directors.

•                                          Any merger, consolidation or binding share exchange that causes the persons who were common stockholders of our company immediately prior thereto to lose their proportionate interest in the common stock or voting power of the successor or to have less than a majority of the combined voting power of the then outstanding shares ordinarily having the right to vote in the election of directors, the sale of substantially all of the assets of the company or the dissolution of the company.

In the case of a change in control described in the last bullet point, our compensation committee may determine not to accelerate the existing equity awards of the named executive officers if equivalent awards will be substituted for the existing awards, except that Mr. Maffei’s Term Options may also be subject to acceleration upon a change in control, including of the type described in the last bullet point, pursuant to the terms of his employment agreement. See “—Executive Compensation Arrangements—Gregory B. Maffei” above. For purposes of the tabular presentation below, we have assumed no such determination was made.

The 2006 deferred compensation plan provides our compensation committee with the option of terminating the plan 30 days preceding or within 12 months after a change of control and distributing the account balances (which option is assumed to have been exercised for purposes of the tabular presentation below).

Benefits Payable Upon Termination or Change in Control

Name	Voluntary Termination Without Good Reason ($)		Termination for Cause ($)		Termination Without Cause or for Good Reason ($)		Death ($)		Disability ($)		After a Change in Control ($)
John C. Malone
Lump Sum Severance (1)	19,500		—		19,500		—		19,500		19,500
Installment Severance Plan (2)	23,737,860		23,737,860		23,737,860		23,737,860		23,737,860		23,737,860
1993 Deferred Compensation Arrangement (3)	2,912,355		2,912,355		2,912,355		1,863,192		2,912,355		2,912,355
1982 Deferred Compensation Arrangement (3)	34,338,359		34,338,359		34,338,359		17,277,342		34,338,359		34,338,359
Total	61,008,075		60,988,575		61,008,075		42,878,394		61,008,075		61,008,075
Gregory B. Maffei
Severance	11,750,000	(4)	—		30,763,181	(5)	30,763,181	(5)	30,763,181	(5)	—
Deferred Compensation	5,914,467	(6)	5,914,467	(6)	5,914,467	(6)	5,914,467	(6)	5,914,467	(6)	5,914,467	(7)
Options	90,610,455	(8)	75,239,090	(8)	102,039,910	(9)	109,094,357	(10)	109,094,357	(10)	109,094,357	(10)
Perquisites (11)	—		—		465,382		—		465,382		—
Total	108,274,922		81,153,557		139,182,940		145,772,005		146,237,387		115,008,824

Richard N. Baer
Severance (12)	—		—		1,803,000		1,803,000		1,803,000		—
Options	—	(8)	—	(8)	3,363,810	(13)	3,363,810	(10)	3,363,810	(10)	3,363,810	(10)
Total	—		—		5,166,810		5,166,810		5,166,810		3,363,810

Mark D. Carleton
Deferred Compensation	5,249,399	(6)	5,249,399	(6)	5,249,399	(6)	5,249,399	(6)	5,249,399	(6)	5,249,399	(7)
Options	4,751,159	(8)	—		5,209,548	(13)	5,998,558	(10)	5,998,558	(10)	5,998,558	(10)
RSUs	—		—		—		702,641	(10)	702,641	(10)	702,641	(10)
Total	10,000,558		5,249,399		10,458,947		11,950,598		11,950,598		11,950,598

Name	Voluntary Termination Without Good Reason ($)		Termination for Cause ($)		Termination Without Cause or for Good Reason ($)		Death ($)		Disability ($)		After a Change in Control ($)
Albert E. Rosenthaler
Options	779,865	(8)	—		1,238,254	(13)	2,027,264	(10)	2,027,264	(10)	2,027,264	(10)
RSUs	—		—		—		702,641	(10)	702,641	(10)	702,641	(10)
Total	779,865		—		1,238,254		2,729,906		2,729,906		2,729,906
Christopher W. Shean
Deferred Compensation	1,535,987	(6)	1,535,987	(6)	1,535,987	(6)	1,535,987	(6)	1,535,987	(6)	1,535,987	(7)
Options	2,537,229	(8)	—		2,995,617	(13)	3,784,628	(10)	3,784,628	(10)	3,784,628	(10)
RSUs	—		—		—		702,641	(10)	702,641	(10)	702,641	(10)
Total	4,073,216		1,535,987		4,531,604		6,023,256		6,023,256		6,023,256

(1)                     Under Mr. Malone’s employment agreement, which was assigned to Old LMC in the Old LMC Split-Off and later to our company in the LMC Spin-Off, if his employment had been terminated, as of December 30, 2016, at our election (other than for death or cause) (whether before or after a change in control) or upon Mr. Malone’s prior written notice, he would have been entitled to a lump sum severance payment of $19,500 payable upon termination, which is equal to five years’ of his current annual salary of $3,900. See “—Executive Compensation Arrangements—John C. Malone” above. Pursuant to the services agreement, 62% of such lump sum severance payment would have been allocable to Liberty Interactive.

(2)                     As described above, Mr. Malone began receiving 240 consecutive monthly installment severance payments in February 2009 pursuant to the terms of his amended employment agreement. The number included in the table represents the aggregate amount of the payments remaining as of December 30, 2016. With respect to periods following the termination of his employment, the foregoing payments are conditioned on Mr. Malone’s compliance with the confidentiality, non-competition, non-solicitation and non-interference covenants contained in his employment agreement. See “—Executive Compensation Arrangements—John C. Malone” above.

(3)                     As described above, Mr. Malone began receiving 240 consecutive monthly payments of his deferred compensation plus interest, in February 2009 pursuant to the terms of his amended employment agreement, which our company assumed in connection with the LMC Spin-Off. The number included in the table represents the aggregate amount of these payments remaining as of December 30, 2016. With respect to periods following the termination of his employment, the foregoing payments are conditioned on Mr. Malone’s compliance with the confidentiality, non-competition, non-solicitation and non-interference covenants contained in his employment agreement. If Mr. Malone’s employment had been terminated, as of December 30, 2016, as a result of his death, his beneficiaries would have instead been entitled to a lump sum payment of the unamortized principal balance of the remaining deferred compensation payments, and the compliance conditions described above would be inapplicable. See “—Executive Compensation Arrangements—John C. Malone” above.

(4)                     If Mr. Maffei had voluntarily terminated his employment without good reason (as defined in the Maffei Employment Agreement) as of December 30, 2016, he would have been entitled to receive in a lump sum the Pro-Rated Amount of $11,750,000, with up to 25% of such amount payable in shares of our common stock.  See “—Executive Compensation Arrangements—Gregory B. Maffei” above.

(5)                     If Mr. Maffei’s employment had been terminated as of December 30, 2016 at our company’s election without cause or by Mr. Maffei for good reason (as defined in the Maffei Employment Agreement) (whether before or within a specified period following a change in control) or due to Mr. Maffei’s death or disability he would have been entitled to receive a payment of 1.5 times his 2016 base salary payable in 18 equal monthly installments.  Mr. Maffei would also be entitled to receive in lump sums  the Pro-Rated Amount of $11,750,000 and a separate Un-Pro Rated Amount of $17,500,000 and, in each case, up to 25% of such amounts would be payable in shares of our common stock. See “—Executive Compensation Arrangements—Gregory B. Maffei” above.

(6)                     Under the 2006 deferred compensation plan, we do not and Liberty Interactive does not have an acceleration right to pay out account balances to Mr. Maffei, Mr. Carleton or Mr. Shean upon a termination of employment. However, Mr. Maffei, Mr. Carleton and Mr. Shean had the right to file an election at the time of his initial deferral to receive distributions under the 2006 deferred compensation plan upon his separation from service, including under the termination scenarios in the table above.  For purposes of the tabular presentation above, we have assumed that each of Mr. Maffei, Mr. Carleton and Mr. Shean has elected to receive payout upon a separation from service of all deferred compensation, including interest.

(7)                     The 2006 deferred compensation plan provides our compensation committee with the option of terminating the plan 30 days preceding or within 12 months after a change of control of Liberty Media and distributing the account balances (which option is assumed to have been exercised for purposes of the tabular presentation above).

(8)                     Based on the number of vested options held by each named executive officer at December 30, 2016 and, with respect to Mr. Maffei upon a voluntary termination of his employment without good reason, the pro rata vesting of his unvested Term Options.  Mr. Maffei would have forfeited his 2016 Annual Awards if his employment had been terminated for any reason as of December 30, 2016. If Mr. Baer’s employment had been terminated for any reason as of December 30, 2016, he would have forfeited the 2016 Term Options.  If Mr. Baer’s employment had been terminated by Mr. Baer without good reason as of December 30, 2016, he would have forfeited the unvested portion of his 2012 Term Options.  For more information, see the “Outstanding Equity Awards at Fiscal Year-End” table, “—Executive Compensation Arrangements—Gregory B. Maffei” and “—Executive Compensation Arrangements—Richard N. Baer” above.

(9)                     Based on (i) the number of vested options held by Mr. Maffei at December 30, 2016 and (ii) the number of unvested Term Options held by Mr. Maffei at December 30, 2016 that would vest pursuant to the forward-vesting provisions in the award agreement if he were terminated without cause or for good reason as of December 30, 2016.  Mr. Maffei would have forfeited his 2016 Annual Awards if his employment had been terminated for any reason as of December 30, 2016.  See “—Executive Compensation Arrangements—Gregory B. Maffei” above and the “Outstanding Equity Awards at Fiscal Year-End” table above.

(10)              Based on (i) the number of vested options held by each named executive officer at December 30, 2016, (ii) the number of unvested options held by each named executive officer at December 30, 2016, other than the unvested 2016 Term Options held by Mr. Baer and the unvested 2016 Annual Options held by Mr. Maffei, and (iii) the number of unvested Chief LMCK RSUs held by Messrs. Carleton, Rosenthaler and Shean at December 30, 2016. For more information, see the “Outstanding Equity Awards at Fiscal Year-End” table above.

(11)              If Mr. Maffei’s employment had been terminated at our company’s election for any reason (other than cause) or by Mr. Maffei for good reason (as defined in his employment agreement) or by reason of disability, as of December 30, 2016, he would have been entitled to receive personal use of the corporate aircraft for 120 hours per year over a 12-month period.  Perquisite amount of $465,382 represents the maximum potential cost of using the corporate aircraft for 120 hours based on an hourly average of the incremental cost of use of the corporate aircraft.  Pursuant to the LIC Services Agreement, 32% of such perquisite expense would have been allocable to Liberty Interactive.

(12)              If Mr. Baer’s employment had been terminated due to his death or disability or at Liberty Media’s election without cause or by Mr. Baer for good reason (as defined in his 2012 Employment Agreement), as of December 30, 2016, he would have been entitled to receive a lump sum payment in an amount equal to two times his base salary then in effect. See “—Executive Compensation Arrangements—Richard N. Baer” above. Pursuant to the LIC Services Agreement, 35% of such lump sum severance payment would have been allocable to Liberty Interactive.

(13)              Based on (i) the number of vested options held by such named executive officer at December 30, 2016, (ii) the number of unvested options held by each named executive officer at December 30, 2016 that would vest pursuant to the forward-vesting provisions in such named executive officer’s award agreements if he were terminated without cause as of December 30, 2016. See “—Executive Compensation Arrangements—Richard N. Baer,” the “Outstanding Equity Awards at Fiscal Year-End” table and “Potential Payments Upon Termination or Change in Control—Termination Without Cause or for Good Reason” above.

DIRECTOR COMPENSATION

Nonemployee Directors

Director Fees.  Each of our directors who is not an employee of our company is paid an annual fee of $214,000 (which, in 2016, was $210,000) (which we refer to as the director fee), of which $102,000 ($100,000 in 2016) is payable in cash and the balance is payable in RSUs or options to purchase shares of LSXMK, BATRK and FWONK. For service on our board in 2016, each director was permitted to elect to receive $110,000 of his or her director fee in restricted shares or options to purchase shares of our then-existing Series C common stock.  The awards issued to our board of directors in 2016 were issued in December 2015. See “—Director RSU Grants” and “—Director Option Grants” below for information on the incentive awards granted in 2016 to the nonemployee directors with respect to service on our board in 2017.

The fees for service as a board committee chairman and as a board committee member are the same for 2016 and 2017. The chairman of the audit committee of our board of directors is paid an additional annual fee of $40,000, and each other member of that committee receives an additional annual fee of $30,000. With respect to our executive committee, each nonemployee member thereof receives an additional annual fee of $10,000 for his participation on the committee. With respect to our compensation committee and nominating and corporate governance committee, each member thereof receives an annual fee of $10,000 for his or her participation on each such committee, except that any committee member who is also the chairman of that committee instead receives an annual fee of $20,000 for his or her participation on that committee.  The cash portion of the director fees and the fees for participation on committees are payable quarterly in arrears.

Charitable Contributions.  If a director makes a donation to our political action committee, we will make a matching donation to a charity of his or her choice in an amount not to exceed $10,000.

Equity Incentive Plan.  The 2013 Nonemployee Director Plan is administered by our entire board of directors. Our board of directors has full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The 2013 Nonemployee Director Plan is designed to provide our nonemployee directors with additional remuneration for services rendered, to encourage their investment in our common stock and to aid in attracting persons of exceptional ability to become nonemployee directors of our company. Our board of directors may grant non-qualified stock options, SARs, restricted shares, RSUs and cash awards or any combination of the foregoing under the 2013 Nonemployee Director Plan.

The maximum number of shares of our common stock with respect to which awards may be issued under the 2013 Nonemployee Director Plan is 6,033,000, subject to anti-dilution and other adjustment provisions of the plan. Under the 2013 Nonemployee Director Plan, no nonemployee director may be granted during any calendar year awards having a value determined on the date of grant in excess of $3 million. Shares of our common stock issuable pursuant to awards made under the 2013 Nonemployee Director Plan are made available from either authorized but unissued shares or shares that have been issued but reacquired by our company.

As described above, in connection with the LMC Spin-Off, our company’s board of directors adopted the TSAP, which governs the terms and conditions of awards issued in the LMC Spin-Off in connection with adjustments made to awards previously granted by Old LMC with respect to its common stock.

In 2016, each of our nonemployee directors was given a choice of receiving his or her annual equity grant in the form of restricted shares or options.

Director Restricted Share Grants.  In connection with the rights offering, we granted restricted shares of our BATRK shares to: Brian M. Deevy - 33; M. Ian G. Gilchrist - 106; Evan D. Malone - 138; David E. Rapley - 41; and Larry E. Romrell - 138.  These restricted share awards vested in full on June 28, 2016.  The grant date fair value of these awards is included in the Director Compensation Table below.

Director RSU Grants.  Pursuant to our director compensation policy described above and the 2013 Nonemployee Director Plan, on December 12, 2016, Mr. Bennett and Mr. Deevy were each granted RSUs with respect to 2,394 LSXMK shares, 326 BATRK shares and 625 FWONK shares, and Mr. Gilchrist and Ms. Wong were each granted RSUs with respect to 1,197 LSXMK shares, 163 BATRK shares and 313 FWONK shares. These restricted stock units will vest on the first anniversary of the grant date, or on such earlier date that the grantee ceases to be a director because of death or disability, and, unless our board of directors determines otherwise, will be forfeited if the grantee resigns or is removed from the board before the vesting date.

Director Option Grants.  Pursuant to our director compensation policy described above and the 2013 Nonemployee Director Plan, on December 12, 2016, Mr. Gilchrist and Mr. Rapley were each granted 5,508 options to purchase LSXMK shares, 704 options to purchase BATRK shares and 1,311 options to purchase FWONK shares, and each of Mr. Malone, Mr. Romrell and Ms. Wong were granted 11,017 options to purchase LSXMK shares, 1,409 options to purchase BATRK shares and 2,623 options to purchase FWONK shares.  The exercise price of the LSXMK, BATRK and FWONK options, was equal to $34.09, $20.13 and $30.49, respectively, which was the closing price of each such stock on the grant date. These options will become exercisable on the first anniversary of the grant date, or on such earlier date that the grantee ceases to be a director because of death or disability, and, unless our board determines otherwise, will be terminated without becoming exercisable if the grantee resigns or is removed from the board before the vesting date. Once vested, the options will remain exercisable until the seventh anniversary of the grant date or, if earlier, until the first business day following the first anniversary of the date the grantee ceases to be a director.

Stock Ownership Guidelines.  In March 2016, our board of directors adopted stock ownership guidelines that require each director to own shares of our company’s stock equal to at least three times the value of their annual cash retainer fees.  Directors will have five years from the later of (i) the effective date of the new guidelines and (ii) the director’s initial appointment to our board to comply with these guidelines.

Director Deferred Compensation Plan. Effective beginning in the fourth quarter of 2013, directors of our company are eligible to participate in the Liberty Media Corporation Nonemployee Director Deferred Compensation Plan (the director deferred compensation plan), pursuant to which eligible directors of our company can elect to defer all or any portion of their annual cash fees that they would otherwise be entitled to receive. The deferral of such annual cash fees shall be effected by a reduction in the quarterly payment of such annual cash fees by the percentage specified in the director’s election. Elections are required to be made in advance of certain deadlines, which generally must be on or before the close of business on December 31 of the year prior to the year to which the director’s election will apply, and elections must include the form of distribution, such as a lump-sum payment or substantially equal installments over a period not to exceed ten years.  The director deferred compensation plan was amended effective January 1, 2015, to reflect the following changes: (A) compensation deferred under the director deferred compensation plan prior to January 1, 2015 will earn interest at the rate of 9% per year, compounded quarterly at the end of each calendar quarter. For amounts deferred on or after January 1, 2015, those amounts will earn interest at a rate equal to the prime rate of interest (as determined by reference to the Wall Street Journal) plus 3%; and (B) the board of directors has the authority to change this interest rate for future deferrals at any time prior to a change of control. For 2016, this rate was 6.25%.  Effective January 1, 2017, amounts deferred under the plan will earn interest income at the 10-year Treasury rate plus 4.5%, as determined as of the first business day of November of the year prior to each plan year.

Director Compensation Table

Name(1)	Fees Earned or Paid in Cash ($)		Stock Awards ($)(2)(3)	Option Awards ($)(2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)		Total ($)
Robert R. Bennett	110,000	(4)	107,230	—	12,678	18,361	(6)	248,269
Brian M. Deevy	140,000		107,718	—	—	26,063	(6)(7)	273,781
M. Ian G. Gilchrist	160,000		55,199	57,507	—	18,361	(6)	291,068
Evan D. Malone	100,000		2,042	115,036	—	119		217,197
David E. Rapley	130,000	(4)	54,237	57,507	1,546	18,861	(6)(7)	262,152
Larry E. Romrell	140,000		2,042	115,036	—	18,361	(6)	275,439
Andrea L. Wong	120,000	(4)	—	115,036	10,860	1,119	(7)	247,015

(1)                                 John C. Malone and Gregory B. Maffei, each of whom is a director of our company and a named executive officer, received no compensation for serving as directors of our company during 2016.

(2)                                 As of December 31, 2016, our directors (other than Messrs. Malone and Maffei, whose equity awards are listed in “Outstanding Equity Awards at Fiscal Year-End” above) held the following equity awards with respect to shares of our common stock:

	Robert R. Bennett	Brian M. Deevy	M. Ian G. Gilchrist	Evan D. Malone	David E. Rapley	Larry E. Romrell	Andrea L. Wong
Options
LSXMA	—	—	854	2,697	—	2,697	—
LSXMK	—	5,026	20,130	28,510	11,508	28,510	11,017
BATRA	—	—	85	269	—	269	—
BATRK	—	483	2,163	3,152	1,301	3,152	1,409
FWONA	—	—	213	674	—	674	—
FWONK	—	1,208	4,960	6,982	2,804	6,982	2,623

Restricted Stock Units
LSXMK	2,394	2,394	1,197	—	1,197	—	—
BATRK	326	326	163	—	163	—	—
FWONK	625	625	313	—	313	—	—

(3)                                 The aggregate grant date fair value of the stock options, restricted shares and RSU awards has been computed in accordance with FASB ASC Topic 718, but (pursuant to SEC regulations) without reduction for estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 14 to our consolidated financial statements for the year ended December 31, 2016 (which are included in the 2016 Form 10-K).

(4)                                 Includes the following amounts earned and deferred under the director deferred compensation plan:

Name	2016 Deferred Compensation	2016 Above Market Earnings on Accrued Interest	2015 Above Market Earnings on Accrued Interest
Robert R. Bennett	107,596	12,678	3,542
David E. Rapley	127,596	1,546	—
Andrea L. Wong	120,000	10,860	2,786

(5)                                 We make available to our directors tickets to various sporting events with no aggregate incremental cost attributable to any single person.

(6)                                 Includes the following amounts of health insurance premiums paid by our company for the benefit of the following directors:

Name	Amount ($)
Robert R. Bennett	18,242
Brian M. Deevy	21,063
M. Ian G. Gilchrist	18,242
David E. Rapley	18,242
Larry E. Romrell	18,242

(7)                                 Includes charitable contributions made on behalf of each of Mr. Deevy, Mr. Rapley and Ms. Wong pursuant to our political action committee matching contribution program.

Name	Amount ($)
Brian M. Deevy	5,000
David E. Rapley	500
Andrea L. Wong	1,000

Liberty Interactive Corporation

The following information concerning the compensation of the named executive officers and directors of Liberty Interactive Corporation for the year ended December 31, 2016 is substantially the same as that which appears in Liberty Interactive Corporation’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 20, 2017 relating to its 2017 annual meeting of stockholders (the LIC proxy statement). References such as “we,” “us” and “our” refer to Liberty Interactive Corporation and not General Communication, Inc. or GCI Liberty, Inc. Terms used below but not defined have the meanings assigned to them in the LIC proxy statement.

EXECUTIVE COMPENSATION

This section sets forth information relating to, and an analysis and discussion of, compensation paid by our company to the following persons (who we collectively refer to as our named executive officers):

•                  Gregory B. Maffei, our Chief Executive Officer and President;

•                  Mark D. Carleton, our Chief Financial Officer;

•                  Michael A. George, Richard N. Baer and Albert E. Rosenthaler, our other three most highly compensated executive officers at the end of 2016; and

•                  Christopher W. Shean, our former Chief Financial Officer.

Compensation Discussion and Analysis

Compensation Overview

Our compensation committee of our board of directors has responsibility for establishing, implementing and regularly monitoring adherence to our compensation philosophy. That philosophy seeks to align the interests of the named executive officers with those of our stockholders, with the ultimate goal of appropriately motivating our executives to increase long-term stockholder value. To that end, the compensation packages provided to the named executive officers include significant performance-based bonuses and significant equity incentive awards, including equity awards that vest many years after initial grant.

Our compensation committee seeks to approve a compensation package for each named executive officer that is commensurate with the responsibilities and proven performance of that executive and that is competitive relative to the compensation packages paid to similarly situated executives in other companies. Our compensation committee does not engage in any regular benchmarking analysis; rather, it is familiar with the range of total compensation paid by other companies and periodically reviews survey information provided by Mercer (US) Inc. (Mercer) and others. Our compensation committee uses this range and survey data as a guide to ensure that the named executive officers receive attractive compensation packages. Our compensation committee believes that our compensation packages should assist our company in attracting and retaining key executives critical to our long-term success.

Our feedback from stockholders on this pay philosophy has been positive. At our 2014 annual stockholder meeting, stockholders representing 98.8% of the aggregate voting power of Liberty Interactive present and entitled to vote on our say-on-pay proposal approved, on an advisory basis, our executive compensation disclosed in our proxy statement for the 2014 annual meeting of stockholders. No material changes were implemented to our executive compensation program as a result of this vote.  At our 2011 annual stockholder meeting, stockholders elected to hold a say-on-pay vote every three years and our board of directors adopted this as the frequency at which future say-on-pay votes would be held. At our 2017 annual stockholder meeting, we are submitting for stockholder consideration (i) a separate resolution for an advisory vote as to whether a stockholder vote to approve the compensation paid to our named executive officers should occur every one, two or three years, and (ii) a stockholder vote to approve, on an advisory basis, our executive compensation. See “Proposals of Our Board—Proposal 3—The Say-On —Pay Proposal” and “Proposals of Our Board—Proposal 4—The Say-On-Frequency Proposal” above.

Services Agreement

In September 2011, we completed the split-off (the LMC Split-Off) of our former subsidiary then-known as Liberty Media Corporation (currently known as Starz Acquisition, LLC, Old LMC). In January 2013, Old LMC completed the spin-off (the LMC Spin-Off) of its former subsidiary then-known as Liberty Spinco, Inc. (currently known as Liberty Media). In connection with the LMC Split-Off, we entered into a services agreement with Old LMC, which was assumed by Liberty Media in the LMC Spin-Off (the services agreement). Pursuant to the services agreement, in 2016, we reimbursed Liberty Media for the portion of the base salary and certain other compensation Liberty Media paid to our employees that was allocable to us for time spent by each such employee related to our company. We do not reimburse Liberty Media for time spent by Mr. Maffei on Liberty Interactive matters. Rather, we pay Mr. Maffei directly pursuant to his employment agreement with our company. All of Mr. George’s compensation was paid by QVC, and none of his time was allocated to Liberty Media because Mr. George did not provide any services to Liberty Media in 2016. The 2016 performance-based bonuses earned by the named executive officers of our company were paid directly by our company. During 2016, the estimate of the allocable percentages of time spent performing services for Liberty Media, on the one hand, and our company, on the other hand, were reviewed quarterly by our audit committee for appropriateness. The salaries and certain perquisite information included in the “Summary Compensation Table” below (other than with respect to Mr. George, whose cash compensation is paid directly by QVC) include the portion of the compensation allocable to our company and for which we reimbursed Liberty Media and do not include the portion of the compensation allocable to Liberty Media. During the year ended December 31, 2016, the weighted average percentage of each such named executive officer’s time that was allocated to our company was: Mr. Baer — 35%; Mr. Carleton — 14%; Mr. Rosenthaler — 37%; and Mr. Shean — 61%.

Setting Executive Compensation

In making its compensation decision for each named executive officer, our compensation committee considers the following:

•      each element of the named executive officer’s compensation, including salary, bonus, equity compensation, perquisites and other personal benefits, and weights equity compensation most heavily;

•                  the financial performance of our company compared to internal forecasts and budgets;

•                  the scope of the named executive officer’s responsibilities;

•                  the competitive nature of the compensation packages offered based on general industry knowledge of the media, telecommunications and entertainment industries and periodic use of survey information provided by Mercer and others; and

•                  the performance of the group reporting to the named executive officer.

In addition, when setting compensation, our compensation committee considers the recommendations obtained from our Chief Executive Officer as to all elements of the compensation packages of Messrs. Baer, Carleton, Rosenthaler and Shean. To make these recommendations, our Chief Executive Officer evaluates the performance and contributions of each such named executive officer. He also considers whether the pay packages afforded to such named executive officers are competitive and are aligned internally.  He also evaluates the named executive officer’s performance against individual, department and corporate goals.

In December 2014, our compensation committee approved a five-year employment agreement with Mr. Maffei (the Maffei Employment Agreement), which sets his compensation for the term of the agreement. See “—Executive Compensation Arrangements—Gregory B. Maffei” below. Prior to entering into the Maffei Employment Agreement, our compensation committee reviewed information from Mercer with respect to chief executive officer compensation packages at e-commerce and brick and mortar retailers, television shopping networks, and entertainment, media, communications and travel companies and discussed this comparative information and alternative equity award structures with Mercer.

In September 2015, our compensation committee approved a new five-year employment agreement with Mr. George (the George Employment Agreement) and granted equity awards in connection with the execution of the George Employment Agreement. See “—Executive Compensation Arrangements—Michael A. George—2015 Term Options” and “—Equity Incentive Compensation—Annual Performance Awards—QVC CEO RSUs” below. Prior to entering into the 2015 George Employment Agreement, our compensation committee considered the recommendation of Mr. Maffei with respect to Mr. George’s compensation package. When considering Mr. Maffei’s recommendations concerning Mr. George’s compensation, our compensation committee reviewed compensation data from companies similar to QVC, which was compiled by Mercer, as a reference point for the proposed new compensation arrangement. Based on this review, our compensation committee determined to confirm and approve the proposed arrangement.

In May 2016, our compensation committee approved a new four-year compensation arrangement with Mr. Baer (the 2016 Baer Employment Agreement), which sets his compensation for the term of the agreement. See “—Executive Compensation Arrangements—Richard N. Baer” below. Prior to entering into the 2016 Baer Employment Agreement, our compensation committee considered the recommendation of Mr. Maffei with respect to Mr. Baer’s compensation package. When considering Mr. Maffei’s recommendations concerning Mr. Baer’s compensation, our compensation committee reviewed compensation data with respect to chief legal officer compensation packages at media, telecommunications, e-commerce, and entertainment and travel companies.

Elements of 2016 Executive Compensation

For 2016, the principal components of compensation for the named executive officers were:

•                  base salary;

•                  a performance-based bonus, payable in cash;

•                  time-vested and performance based stock option awards and restricted stock units (RSUs); and

•                  perquisites and other limited personal benefits.

Base Salary

Our compensation committee believes base salary should be a relatively smaller portion of each named executive officer’s overall compensation package, thereby aligning the interests of our executives more closely with those of our stockholders. The base salaries of the named executive officers are reviewed on an annual basis (other than Mr. Maffei’s base salary, the increases of which are governed by his employment agreement), as well as at the time of any change in responsibilities. Typically, after establishing a named executive officer’s base salary, salary increases are limited to cost-of-living adjustments, adjustments based on changes in the scope of the named executive officer’s responsibilities, and adjustments to align the named executive officer’s salary level with those of our other named executive officers. After completion of the annual review in December 2015, the 2016 base salaries of Messrs. Baer, Carleton, Rosenthaler and Shean were increased by 3%, reflecting a cost-of-living adjustment.  In 2016, Messrs. Maffei and George received the base salary increases prescribed by the Maffei Employment Agreement and the George Employment Agreement, respectively.

2016 Performance-based Bonuses

Liberty Awards—Overview. For 2016, our compensation committee adopted an annual, performance-based bonus program for each of the named executive officers (other than Mr. George, who participated in a separate performance-based bonus program, described under “—QVC Bonus Award” below), which was structured to comply with Section 162(m) of the Code. The 2016 bonus program was comprised of two components: a bonus amount payable based on each participant’s individual performance (the Individual Performance Bonus) and a bonus amount payable based on the corporate performance of our company (the Corporate Performance Bonus). No amounts would be payable under our 2016 bonus program unless a minimum corporate performance was achieved: the combined Adjusted OIBDA of (i) QVC and (ii) Bodybuilding.com, LLC, Evite, Inc., zulily and CommerceHub, Inc. (CommerceHub) (collectively, the Digital Commerce Companies) for the year ended December 31, 2016 was required to exceed $750 million (the Bonus Threshold). If the Bonus Threshold was met, the notional bonus pool for our company would be funded with 0.77% of the amount by which such combined Adjusted OIBDA exceeded $750 million (the Cash Bonus Pool). If the Cash Bonus Pool was insufficient to cover the aggregate maximum bonus amounts of all participants (as described in more detail below), each participant’s maximum bonus amount would be reduced pro rata, for all purposes under the program, based upon his respective maximum bonus amount. For purposes of the bonus program, Adjusted OIBDA is defined as revenue less cost of sales, operating expense and selling, general and administrative expense (excluding stock compensation).

Each participant was assigned a maximum bonus under the performance-based bonus program for each of Liberty Interactive and Liberty Media. The maximum bonuses for this program were as follows: Mr. Maffei - $5,043,938; Mr. Baer - $901,500; Mr. Carleton - $875,500; Mr. Rosenthaler - $875,500 and Mr. Shean - $875,500 (each participant’s LIC Maximum Performance Bonus). Liberty Media also established maximum performance-based bonuses for our participants in the same amounts.

To determine the LIC Maximum Performance Bonus for each of Messrs. Baer, Carleton, Rosenthaler, and Shean, our compensation committee divided the aggregate base salary paid by Liberty Media to the named executive officers in half, recognizing that the other half would be subject to Liberty Media’s bonus program. Our compensation committee then set the LIC Maximum Performance Bonus at two times the quotient above for Mr. Baer, Mr. Carleton, Mr. Rosenthaler and Mr. Shean. Mr. Maffei’s LIC Maximum Performance Bonus was set at five times the base salary paid by our company, which is consistent with the terms of the Maffei Employment Agreement.

Assuming the Bonus Threshold was met (and after taking into account any reductions associated with a shortfall in the Cash Bonus Pool), each participant was entitled to receive from our company an amount (the LIC Maximum Individual Bonus) equal to 60% of the LIC Maximum Performance Bonus for that participant. The LIC Maximum Individual Bonus was subject to reduction based on a subjective determination of the participant’s achievement of qualitative criteria established with respect to the services to be performed by the participant on behalf of our company. Under Liberty Media’s corollary program, each participant was entitled to receive from Liberty Media a maximum individual bonus in the same amount, subject to reduction based on a subjective determination of the participant’s achievement of qualitative criteria established with respect to the services to be performed by the participant on behalf of Liberty Media. Our compensation committee believes this construct was appropriate in light of the services agreement and the fact that each participant splits his professional time and duties.

Also, assuming the Bonus Threshold was met (and after taking into account any reductions associated with a shortfall in the Cash Bonus Pool), each participant was entitled to receive from our company an amount (the LIC Maximum Corporate Bonus) equal to 40% of his LIC Maximum Performance Bonus, subject to reduction based on a subjective determination of the corporate performance of our company. Under Liberty Media’s corollary program, each participant was entitled to receive from Liberty Media an amount equaling the LIC Maximum Corporate Bonus, subject to reduction based on a subjective determination of the corporate performance of Liberty Media.

In December 2016, our compensation committee and the Liberty Media compensation committee reviewed contemporaneously our respective named executive officers’ performance under each company’s program. Notwithstanding this joint effort, our compensation committee retained sole and exclusive discretion with respect to the approval of award terms and amounts payable under our bonus program.

Also, in December 2016, our compensation committee determined that the combined Adjusted OIBDA for QVC and the Digital Commerce Companies was approximately $1,985.2 million using the formula described above, exceeding the Bonus Threshold by approximately $1,235.2 million, thereby creating a notional Cash Bonus Pool of approximately $9.51 million, which exceeded the amount necessary to cover the aggregate maximum bonus amounts of all the participants and enabling each participant to receive a bonus under the performance-based bonus program up to his maximum bonus amount. These calculations were done on a constant currency basis.

Individual Performance Bonus.  Our compensation committee then reviewed the individual performance of each participant to determine the reductions that would apply to each participant’s LIC Maximum Individual Bonus. Our compensation committee took into account a variety of factors, without assigning a numerical weight to any single performance measure. This determination was based on reports of our board, the observations of committee members throughout the year, executive self-evaluations and, with respect to the participants other than Mr. Maffei, the observations and input of Mr. Maffei. In evaluating the performance of each of the participants for determining the reduction that would apply to each named executive officer’s LIC Maximum Individual Bonus, our compensation committee considered the various performance objectives related to our company which had been assigned to each participant for 2016, including:

Individual	Performance Objectives

Gregory B. Maffei

•                 Complete Liberty Expedia split-off transaction and CommerceHub spin-off transaction, including positioning CommerceHub for success by recruiting strong board and supporting CommerceHub management

•                 Pursue strategic investments and strategic corporate development opportunities

•                 Assist QVC and zulily with corporate initiatives and strategic transactions

•                 Support development and goals of management team; conduct succession planning at all levels

Richard N. Baer

•                 Complete legal work associated with Liberty Expedia split-off transaction and CommerceHub spin-off transaction

•                 Provide sound and timely advice to senior management and board on key issues

•                 Provide effective legal support in connection with mergers, acquisitions, investments and other transactional matters

•                 Facilitate, along with other members of senior management team, sound approach to governance and compliance

•                 Provide legal support to, and assess and appropriately manage significant legal matters of, subsidiaries and controlled companies

Mark D. Carleton

•                 Assist QVC and other subsidiaries with corporate development opportunities

•                 Assist CommerceHub with corporate development efforts

•                 Direct corporate development team towards venture investments that intersect well with our company’s portfolio of investments

Albert E. Rosenthaler

•                 Complete Liberty Expedia split-off transaction and CommerceHub spin-off transaction

•                 Continue legislative efforts

•                 Provide effective tax counsel and advice on strategic initiatives

•                 Obtain full or partial acceptance letter from IRS for 2015 Compliance Assurance Process

•                 Train and develop internal tax staff

Christopher W. Shean	• Assist FTD Companies, Inc. with its management transition, including serving as interim CEO • Support Liberty Expedia split-off transaction and CommerceHub spin-off

Individual	Performance Objectives

        transaction; serve as CEO of Liberty Expedia

•                 Assist QVC with corporate development opportunities

•                 Oversee financial reporting team and treasury team in executing department and our company’s priorities

Following a review of the participants’ performance and a review of the time allocated to matters for our company, our compensation committee determined to pay each participant the following amounts as an Individual Performance Bonus:

Name	Individual Performance Bonus
Gregory B. Maffei	$1,777,080
Richard N. Baer	$331,301
Mark D. Carleton	$105,165
Albert E. Rosenthaler	$340,132
Christopher W. Shean	$400,541

Corporate Performance Bonus.  Our compensation committee then made a subjective determination as to the reductions that would apply to each participant’s LIC Maximum Corporate Bonus. In making this determination, our compensation committee reviewed forecasts of 2016 Adjusted OIBDA, revenue and free cash flow (as defined below) for QVC and the Digital Commerce Companies, all of which forecasts were prepared in December 2016 and are set forth in the table below. Also set forth in the table below are the corresponding actual financial measures achieved for 2016, which were within one percent of our forecasts except that actual free cash flow was 104% of the forecast. In determining whether any reductions would be made to the LIC Maximum Corporate Bonus payable to each participant, our compensation committee weighted the corporate performance metrics as follows: 25% attributable to revenue growth, 50% attributable to Adjusted OIBDA growth and 25% attributable to free cash flow in comparison to budget.

(dollar amounts in millions)	2016 Forecast	2016 Actual	Actual / Forecast
Revenue(1)	$10,654.9	$10,657.6	100%
Adjusted OIBDA(1)	$1,985.2	$1,997.8	101%
Free Cash Flow(1),(2)	$1,177.8	$1,221.0	104%

(1)         Revenue, Adjusted OIBDA and Free Cash Flow information represent the summation for QVC and the Digital Commerce Companies. Bodybuilding.com was split-off in the Liberty Expedia transaction effective November 4, 2016 and CommerceHub was spun-off effective July 22, 2016. As a result, the results of Bodybuilding.com have been included for ten months of 2016 and the results for CommerceHub have been included for seven months of 2016.

(2)         Defined for purposes of the bonus program as Adjusted OIBDA less all other operating and investing items. Free cash flow information is excluded for Bodybuilding.com and CommerceHub completely as the measurement was a year-end comparison to budget and these businesses were separated mid-year.

Based on a review of these forecasts and our compensation committee’s consideration of our company’s performance against plan for these measures, our compensation committee determined that the growth metrics were achieved to the extent described below:

Growth Factor	Liberty Interactive Corporation
Revenue	0% of a possible 25%
Adjusted OIBDA	0% of a possible 50%
Free Cash Flow	12.5% of a possible 25%

Our compensation committee then used its subjective discretion to translate the achievement of these growth metrics into a percentage payable to each participant of his LIC Maximum Corporate Bonus, as follows:

Name	LIC Maximum Corporate Bonus	Percentage Payable	Aggregate Dollar Amount
Gregory B. Maffei	$1,838,636	12.5%	$229,829
Richard N. Baer	$328,618	12.5%	$41,077
Mark D. Carleton	$319,141	12.5%	$39,893
Albert E. Rosenthaler	$319,141	12.5%	$39,893
Christopher W. Shean	$319,141	12.5%	$39,893

Aggregate Results. The following table presents information concerning the aggregate 2016 performance-based bonus amounts payable to each named executive officer by our company (other than Mr. George), after giving effect to the determinations described above.

Name	Individual Performance Bonus	Corporate Performance Bonus	Total Bonus
Gregory B. Maffei	$1,777,080	$229,829	$2,006,909
Richard N. Baer	$331,301	$41,077	$372,379
Mark D. Carleton	$105,165	$39,893	$145,058
Albert E. Rosenthaler	$340,132	$39,893	$380,024
Christopher W. Shean	$400,541	$39,893	$440,434

Our compensation committee then noted that, when combined with the total 2016 performance-based bonus amounts paid by Liberty Media to the overlapping named executive officers, each of our named executive officers received the following payments:

Name	Combined Performance Bonus
Gregory B. Maffei	$7,050,847
Richard N. Baer	$1,273,879
Mark D. Carleton	$1,020,558
Albert E. Rosenthaler	$1,255,524
Christopher W. Shean	$1,077,777

For more information regarding these bonus awards, please see the “Grants of Plan-Based Awards” table below.

QVC Bonus Award.  Mr. George’s 2016 performance-based bonus was structured to align with the 2016 performance-based bonus program established at QVC for QVC senior global officers and to comply with Section 162(m) of the Code. Pursuant to the program, Mr. George would be paid a cash bonus based upon 2016 QVC Consolidated Global EBITDA performance, including zulily performance, on a constant currency basis (QVC Global EBITDA).  His target bonus amount would be 100% of his base salary as required by the terms of his employment agreement and his maximum bonus amount would be 240% of his base salary. For this purpose, QVC Global EBITDA was defined as earnings before interest, taxes, depreciation and amortization of QVC and zulily (consolidated, on a constant currency basis).

For any bonus to be paid, 2016 QVC Global EBITDA would need to equal or exceed $2,008 million. If 2016 QVC Global EBITDA equaled or exceeded $2,008 million, then Mr. George would be eligible to receive a maximum bonus of 240% of his base salary, subject to reduction in the discretion of our compensation committee based on QVC Global EBITDA performance and individual performance, among other things. QVC Global EBITDA for 2016 was $1,955 million, which did not exceed the threshold for receiving a bonus payment. Accordingly, Mr. George did not receive a cash bonus under the program for 2016.

Equity Incentive Compensation

The Liberty Interactive Corporation 2016 Omnibus Incentive Plan (the 2016 incentive plan) provides, and prior to their expiration, the Liberty Interactive Corporation 2012 Incentive Plan and the Liberty Interactive Corporation 2010 Incentive Plan (As Amended and Restated Effective November 7, 2011) provided, for the grant of a variety of incentive awards, including stock options, restricted shares, RSUs, stock appreciation rights and performance awards. Our compensation committee has a preference for grants of stock-based incentive awards (RSUs, restricted stock and options) as compared with cash incentive awards based on the belief that they better promote retention of key employees through the continuing, long-term nature of an equity investment. It is the policy of our compensation committee that stock options be awarded with an exercise price equal to fair market value on the date of grant, typically measured by reference to the closing price on the grant date.

Maffei Performance-based Equity Awards. In December 2014, we entered into the Maffei Employment Agreement which provides Mr. Maffei with the opportunity to earn annual equity incentive awards during the employment term. See “—Executive Compensation Arrangements—Gregory B. Maffei” for additional information about the annual awards to be provided under the Maffei Employment Agreement.

The Maffei Employment Agreement provides that Mr. Maffei was entitled to receive from our company and Liberty Media in 2016 a combined target value equity award of $17 million and contemplates that the equity awards would be structured to comply with Section 162(m) of the Code. The $17 million equity award would be divided between our company and Liberty Media according to relative market capitalization. Mr. Maffei is also eligible to receive above-target equity awards from our company and Liberty Media equaling in the aggregate $8.5 million (split by relative market capitalization) that would be granted at the end of the performance period in each compensation committee’s sole discretion. The Maffei Employment Agreement also sets forth provisions for determining and establishing any performance criteria for equity awards.

In 2016, our compensation committee, with the consent of Mr. Maffei, elected to waive for purposes of the 2016 equity awards the provisions of the Maffei Employment Agreement that set forth the process for establishing the annual performance criteria. Instead, our compensation committee decided to grant a combination of time-vested stock options and performance-based RSUs. Our compensation committee believes that time-vested stock options are consistent with its philosophy of aligning the interests of the named executive officers with those of our stockholders, with the ultimate goal of appropriately motivating our executives to increase long-term stockholder value. In addition, our compensation committee believed that Mr. Maffei’s RSU grants should be subject to performance metrics that incentivize and reward Mr. Maffei for successful completion of our company’s strategic initiatives. The parties did not amend the Maffei Employment Agreement and made no decision as to whether to formalize the process for future grants. As a result, our compensation committee granted to Mr. Maffei

730,273 QVCB time-vested options and 208,919 LVNTB time-vested options and granted 53,229 QVCB performance-based RSUs and 16,320 LVNTB performance-based RSUs (the Maffei RSUs). The stock options had a grant date of March 29, 2016 and had a term of seven years.  The QVCB stock options had a base price of $25.11, and the LVNTB stock options had a base price of $38.79. Pursuant to our policy of determining fair market value in the absence of sufficient trading volume on the day in question, these base prices were set at 100.75% of the closing price of the corresponding Series A tracking stock group stock. In addition, the stock options vested in full on December 31, 2016, and were subject to other applicable terms and conditions for option grants as set forth in the Maffei Employment Agreement. Our compensation committee also granted to Mr. Maffei the Maffei RSUs on March 29, 2016. The Maffei RSUs would vest only upon attainment of the performance objectives described below.

Our compensation committee adopted an annual, performance-based program for payment of the Maffei RSUs, which was structured to comply with Section 162(m) of the Code. None of the Maffei RSUs would vest unless a minimum corporate performance was achieved: the combined Adjusted OIBDA of QVC and the Digital Commerce Companies for the year ended December 31, 2016 was required to exceed $750 million (the Maffei RSU Threshold). If the Maffei RSU Threshold was met, the notional pool for payment of the Maffei RSUs would be funded with 0.27% of the amount by which such combined Adjusted OIBDA exceeded $750 million (the Maffei RSU pool). A maximum payout equal to 1.5 times the target number of Maffei RSUs or $2.958 million of initial grant value was established.

For purposes of the Maffei RSU pool, Adjusted OIBDA was defined in the same manner as the cash performance bonus program. See “—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses—Liberty Awards—Overview” above. Assuming the Maffei RSU Threshold of $750 million was met and the Maffei RSU pool was funded, the amount earned would be subject to reduction from the maximum amount payable by our compensation committee based on subjective performance criteria. After review of our company’s 2016 Adjusted OIBDA results, our compensation committee determined and certified that the maximum Maffei RSU awards could be paid to Mr. Maffei. Our compensation committee decided to review Mr. Maffei’s performance for purposes of payment of the Maffei RSUs based on his corporate development activity, financial engineering/restructuring activities, executive development activities and industry and investor relations activities. After considering Mr. Maffei’s performance in these areas as well as his performance in achieving the metrics under the cash performance bonus program, our compensation committee determined to reduce the maximum payment to target award level and then approved the vesting of 100% of the Maffei RSUs previously granted.  For more information regarding the target equity awards, see the “Grants of Plan-Based Awards” table below.

Multiyear Stock Options. Consistent with its previous practices, our compensation committee has made larger stock option grants (equaling approximately four to five years’ value of the named executive officer’s annual grants) that vest between four and five and three-quarters years after grant, rather than making annual grants over the same period. These multiyear grants provide for back-end weighted vesting and generally expire seven to ten years after grant to encourage executives to remain with the company over the long-term and to better align their interests with those of the stockholders. Our compensation committee made such an award to Mr. Maffei in connection with the execution of the Maffei Employment Agreement. See “—Executive Compensation Arrangements—Gregory B. Maffei” below. Also, in March 2015, our compensation committee granted to each of Messrs. Carleton, Rosenthaler and Shean multiyear stock options that equaled the value of the named executive officer’s annual grants for the period from January 1, 2016 through December 31, 2020.  See “Summary Compensation Table” below.  Also, Mr. Baer received a multi-year stock option award in June 2016 in connection with entering into the 2016 Baer Employment Agreement. See “—Executive Compensation Arrangements—Richard N. Baer—2016 Term Options” below.  Mr. Baer’s grant equaled the value of his annual grants for the period from January 1, 2017 through December 31, 2020. In September 2015, Mr. George received a multiyear stock option grant that equaled the value of his annual grants for the period from January 1, 2016 through December 31, 2020.

Annual Performance Awards.

Chief RSU Awards. Consistent with our practice since December 2014 of granting a combination of multiyear stock options and annual performance awards to senior officers, our compensation committee granted annual performance RSUs to Messrs. Carleton, Rosenthaler and Shean in March 2016. Our compensation committee granted to each of Messrs. Carleton, Rosenthaler and Shean, 22,205 QVCA performance-based RSUs and 6,702

LVNTA performance-based RSUs on March 29, 2016 (the Chief RSUs). The Chief RSUs would vest only upon attainment of the performance objectives described below.

Our compensation committee adopted an annual, performance-based program for payment of the Chief RSUs, which was structured to comply with Section 162(m) of the Code. None of the Chief RSUs would vest unless a minimum corporate performance was achieved: the combined Adjusted OIBDA of QVC and the Digital Commerce Companies for the year ended December 31, 2016 was required to exceed $750 million (the Chief Threshold). If the Chief Threshold was met, the notional pool for payment of the Chief RSUs would be funded with 0.4% of the amount by which such combined Adjusted OIBDA exceeded $750 million (the Chief RSU pool). If the Chief RSU pool was not funded so that the maximum awards could be paid to all participants, each participant’s maximum award would be reduced pro rata. The maximum payout set for each of Messrs. Carleton, Rosenthaler and Shean was $1.6 million of initial grant value of Chief RSUs.

For purposes of the Chief RSU pool, Adjusted OIBDA was defined in the same manner as the performance cash bonus program. See “—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses—Liberty Awards—Overview” above.  Assuming the Chief Threshold of $750 million was met and the Chief RSU pool was fully funded, the amount earned would be subject to reduction from the maximum amount payable by our compensation committee based on subjective performance criteria. After review of our company’s 2016 Adjusted OIBDA results, our compensation committee determined and certified that the maximum Chief RSU awards could be paid to Messrs. Carleton, Rosenthaler and Shean. Our compensation committee then determined to review each named executive officer’s performance to determine what portion of the maximum award would be paid. Our compensation committee reviewed Messrs. Carleton, Rosenthaler and Shean’s performance and also considered the recommendations from Mr. Maffei. Mr. Maffei recommended that our committee vest 100% of the Chief RSUs previously granted to each of Messrs. Carleton, Rosenthaler and Shean based on his assessment of their individual performance against the goals established in connection with the performance cash bonus program and his general observation of their leadership and executive performance. Accordingly, our compensation committee determined to reduce the payouts down to the target award levels and then approved vesting all of the Chief RSUs previously granted to Messrs. Carleton, Rosenthaler and Shean.

Mr. Baer did not receive an annual performance RSU award in 2016 because his prior equity award grants covered the employment period through December 2016.

Discretionary Chief RSU Awards. Based on its assessment of Messrs. Carleton, Rosenthaler and Shean’s performance during 2015 and to further align Messrs. Carleton, Rosenthaler and Shean’s interests with those of the other stockholders and other senior executives, in March 2016, our compensation committee determined to grant 22,755 RSUs relating to QVCA and 6,765 RSUs relating to LVNTA to each of Messrs. Carleton, Rosenthaler and Shean. The QVCA RSUs and LVNTA RSUs vested in full on March 21, 2016.

QVC CEO RSUs. Pursuant to the George Employment Agreement, Mr. George is eligible for an annual $4.125 million target grant of performance-based RSUs with respect to QVCA stock. Accordingly, our compensation committee granted to Mr. George 163,561 QVCA performance-based RSUs (the George RSUs) on March 29, 2016. The George RSUs would vest only upon attainment of the performance objectives described below.

Our compensation committee adopted an annual, performance-based program for payment of the George RSUs, which was structured to comply with Section 162(m) of the Code. None of the George RSUs would vest unless a minimum corporate performance was achieved: the QVC Global EBITDA was required to exceed $750 million (the George Threshold). If the George Threshold were met, the notional pool for payment of the George RSUs would be funded with 0.55% of the amount by which such combined QVC Global EBITDA exceeded $750 million (the George RSU pool). A maximum payout equal to 1.5 times the target number of George RSUs or $6.188 million of initial grant value was established.

For purposes of the George RSU pool, QVC Global EBITDA was defined in the same manner as the cash performance bonus program for Mr. George. See “—Elements of 2016 Executive Compensation—QVC Bonus Award” above. Assuming the George Threshold of $750 million was met and the George RSU pool was funded, the amount earned would be subject to reduction from the maximum amount payable under the program based 60% on subjective performance criteria and 40% on objective performance criteria.

After review of our company’s 2016 QVC Global EBITDA results, our compensation committee determined and certified that the maximum George RSU awards could be paid to Mr. George. Our compensation committee then determined to review Mr. George’s performance on the subjective and objective criteria discussed below to determine what portion of the maximum award would be paid.

Our compensation committee and Mr. George had previously established subjective performance criteria for payment of the George RSUs. Our compensation committee evaluated Mr. George on the following subjective criteria:

•                  Achievement of revenue and cost synergies across QVC and zulily;

•                  Achievement of core business growth initiatives;

•                  Success in remediation of 2015 material weakness finding;

•                  Success in deploying cost and efficiency initiatives across the organization;

•                  Effectiveness in deploying the OneQ Organization program; and

•                  Achievement of cultural initiatives.

In addition, our compensation committee established objective criteria for determining the payout of 40% of any award. For any payout to be made, QVC Global EBITDA would need to exceed $1,902 million. Assuming that the threshold was achieved, Mr. George would be eligible for higher payouts based on QVC Global EBITDA performance. Based on these subjective and objective metrics, our compensation committee reduced down to the target award level represented by the George RSUs and then determined to vest 73% of the 163,561 George RSUs, or 119,231 George RSUs.  The balance of the George RSUs was canceled.

Perquisites and Other Personal Benefits.

The perquisites and other personal benefits available to our executives (that are not otherwise available to all of our salaried employees) consist of:

•                  limited personal use of Liberty Media’s corporate aircraft (pursuant to aircraft time sharing agreements between our company and Liberty Media);

•                  in the case of Mr. George, reimbursement of legal expenses pertaining to his employment arrangement;

•                  occasional, personal use of Liberty Media’s apartment in New York City (pursuant to a sharing arrangement between our company and Liberty Media), which is primarily used for business purposes, and occasional, personal use of a company car and driver; and

•                  in the case of Mr. George, a tax gross-up relating to certain out of state income taxes to which Mr. George was subject in connection with the performance of his duties outside of QVC’s headquarters.

Taxable income may be incurred by our executives in connection with their receipt of perquisites and personal benefits. Other than with respect to Mr. George, as described below, we have not provided gross-up payments to our executives in connection with any such taxable income incurred during the past three years.

Aircraft Usage.  On occasion, and with the approval of our Chairman or Chief Executive Officer, executives may have family members and other guests accompany them on Liberty Media’s corporate aircraft when traveling on business. Under the terms of the employment arrangements with our Chairman and our Chief Executive Officer, our Chairman and our Chief Executive Officer and their guests may use the corporate aircraft we share with Liberty Media for non-business purposes subject to specified limitations.

Pursuant to a February 5, 2013 letter agreement between Liberty Media and Mr. Maffei, Mr. Maffei was entitled to 120 hours per year of personal flight time through the first to occur of (i) the termination of his employment, subject to any continued right to use the corporate aircraft as described below or pursuant to the terms of his employment arrangement in effect at the time of the termination or (ii) the cessation of ownership or lease of corporate aircraft. Effective November 11, 2015, pursuant to a letter agreement between Liberty Media and Mr. Maffei of the same date, Mr. Maffei is entitled to 30 additional hours per year of personal flight time if he reimburses Liberty Media for such usage through the first to occur of (i) the termination of his employment or (ii) the cessation of ownership or lease of corporate aircraft. Under the Maffei Employment Agreement, if Mr. Maffei’s employment had been terminated due to disability, for good reason or without cause, Mr. Maffei would have been entitled to continued use of the corporate aircraft under the terms of the February 5, 2013 letter agreement for 12 months after termination of his employment under the Maffei Employment Agreement. Mr. Maffei incurs taxable income, calculated in accordance with the Standard Industry Fare Level (SIFL) rates, for all personal use of the corporate aircraft under the February 5, 2013 letter agreement. Mr. Maffei incurs taxable income at the SIFL rates minus amounts paid under time sharing agreements with Liberty Media for travel pursuant to the November 11, 2015 letter agreement. Flights where there are no passengers on company-owned aircraft were not charged against the 120 hours of personal flight time per year allotted to Mr. Maffei if the flight department determines that the use of a NetJets, Inc. supplied aircraft for a proposed personal flight would be disadvantageous to our company due to (i) use of budgeted hours under the then current Liberty Media fractional ownership contract with NetJets, Inc. or (ii) higher flight cost as compared to the cost of using company owned aircraft.

For disclosure purposes, we determine incremental cost using a method that takes into account:

•                  landing and parking expenses;

•                  crew travel expenses;

•                  supplies and catering;

•                  aircraft fuel and oil expenses per hour of flight;

•                  any customs, foreign permit and similar fees; and

•                  passenger ground transportation.

Because the company’s aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as salaries of pilots and crew, purchase or lease costs of aircraft and costs of maintenance and upkeep.

Pursuant to our aircraft time sharing agreements with Liberty Media, we pay Liberty Media for any costs, calculated in accordance with Part 91 of the Federal Aviation Regulations, associated with Mr. Maffei using Liberty Media’s corporate aircraft that are allocable to our company. Pursuant to aircraft time sharing agreements between Liberty Media and Mr. Maffei, Mr. Maffei reimburses Liberty Media for costs associated with his up to 30 hours of personal use of its corporate aircraft under the November 11, 2015 letter agreement, and such costs include the expenses listed above, insurance obtained for the specific flight and an additional charge equal to 100% of the aircraft fuel and oil expenses for the specific flight.

For purposes of determining an executive’s taxable income, personal use of Liberty Media’s aircraft is valued using a method based on SIFL rates, as published by the Treasury Department. The amount determined using the SIFL rates is typically lower than the amount determined using the incremental cost method. Under the American Jobs Creation Act of 2004, the amount we may deduct for a purely personal flight is limited to the amount included in the taxable income of the executives who took the flight. Also, the deductibility of any non-business use will be limited by Section 162(m) of the Code to the extent that the named executive officer’s compensation that is subject to that limitation exceeds $1 million. See “—Deductibility of Executive Compensation” below.

Gross-Up.  In 2016, Mr. George received a tax gross-up from QVC relating to certain out of state income taxes to which he was subject in connection with the performance of his duties outside of QVC’s headquarters.

Changes for 2017

In March 2017, our compensation committee determined to waive again the process required by the Maffei Employment Agreement to set performance criteria for Mr. Maffei’s 2017 annual performance awards. Our compensation committee determined to implement the same general process as used in 2016. In addition, the parties are currently considering whether to formalize this process for future annual performance awards but have not determined to do so at this time.

Deductibility of Executive Compensation

In developing the compensation packages for the named executive officers, the deductibility of executive compensation under Section 162(m) of the Code is considered. That provision prohibits the deduction of compensation of more than $1 million paid to certain executives, subject to certain exceptions. One exception is for performance-based compensation, including stock options granted under our incentive plans. Our compensation committee has not adopted a policy requiring all compensation to be deductible under Section 162(m) of the Code, in order to maintain flexibility in making compensation decisions. Portions of the compensation we pay to certain of the named executive officers may not be deductible due to the application of Section 162(m) of the Code.

Policy on Restatements

In those instances where we grant cash or equity-based incentive compensation, we include in the related agreement with the executive a right, in favor of our company, to require the executive to repay or return to the company any cash, stock or other incentive compensation (including proceeds from the disposition of shares received upon exercise of options or stock appreciation rights). That right will arise if (1) a material restatement of any of our financial statements is required and (2) in the reasonable judgment of our compensation committee, (A) such restatement is due to material noncompliance with any financial reporting requirement under applicable securities laws and (B) such noncompliance is a result of misconduct on the part of the executive. In determining the amount of such repayment or return, our compensation committee may take into account, among other factors it deems relevant, the extent to which the market value of the applicable series of our common stock was affected by the errors giving rise to the restatement. The cash, stock or other compensation that we may require the executive to repay or return must have been received by the executive during the 12-month period beginning on the date of the first public issuance or the filing with the SEC, whichever occurs earlier, of the financial statement requiring restatement. The compensation required to be repaid or returned will include (1) cash or company stock received by the executive (A) upon the exercise during that 12-month period of any stock appreciation right held by the executive or (B) upon the payment during that 12-month period of any incentive compensation, the value of which is determined by reference to the value of company stock, and (2) any proceeds received by the executive from the disposition during that 12-month period of company stock received by the executive upon the exercise, vesting or payment during that 12-month period of any award of equity-based incentive compensation.

Summary Compensation Table

Name and Principal Position (as of 12/31/16)	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($) (5)(6)(7)		Total ($)

Gregory B. Maffei	2016	1,045,739	—	1,969,633	8,064,242	2,006,909	—	186,194	(8)(9)	13,272,717
President and Chief Executive Officer	2015	960,750	—	5,928,866	3,626,072	3,981,886	—	370,418	(8)(9)	14,867,993
	2014	765,769	—	—	28,615,359	2,768,132	—	312,254	(8)(9)	32,461,514

Richard N. Baer	2016	327,307	—	—	4,415,468	372,379	—	11,057		5,126,211
Chief Legal Officer	2015	437,622	—	—	—	768,167	—	15,701		1,221,490
	2014	424,875	—	—	—	699,230	—	15,451		1,139,556

Mark D. Carleton (10)	2016	127,147	—	1,630,734	—	145,058	4,434	5,655	(9)	1,913,028
Chief Financial Officer	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a		n/a
	2014	n/a	n/a	n/a	n/a	n/a	n/a	n/a		n/a

Michael A. George	2016	1,254,788	—	4,075,940	—	—	—	97,707	(11)(12)(13)	5,428,435
President and Chief Executive Officer, QVC, Inc.	2015	1,125,509	—	—	17,474,524	1,000,000	—	100,512	(11)(12)	19,700,545
	2014	1,092,727	—	—	—	841,400	—	54,104	(11)(12)	1,988,231

Albert E. Rosenthaler	2016	336,031	—	1,630,734	—	380,024	—	16,689	(12)	2,363,478
Chief Corporate Development Officer	2015	464,860	—	—	6,302,802	822,513	—	17,271		7,607,447
	2014	346,444	—	—	—	468,070	—	13,597		828,111

Christopher W. Shean (14)	2016	553,997	—	1,630,734	—	440,434	2,075	18,833	(9)	2,646,073
Senior Advisor and Former Chief Financial Officer	2015	526,016	—	—	6,302,802	845,463	806	19,079	(9)	7,694,166
	2014	392,109	—	—	—	486,224	774	14,261	(9)	893,368

(1)                                 The amounts set forth in the table reflect compensation paid to our named executive officers by Liberty Media but allocable to our company under the services agreement (except with respect to Mr. Maffei’s 2016 and 2015 base salary, which we paid directly pursuant to the Maffei Employment Agreement, and Mr. George, whose compensation reported above was paid directly by QVC with respect to the entire year, neither of which is covered by the services agreement). See “—Compensation Discussion and Analysis—Services Agreement.”

(2)                                 Reflects the grant date fair value of restricted stock and RSUs granted to our named executive officers during 2016, 2015 and 2014.  The table reflects the grant date fair value of the 2015 performance-based RSUs granted to Mr. Maffei and the 2016 performance-based RSUs granted to Messrs. Maffei, Carleton, George, Rosenthaler and Shean as described in “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation.”  A maximum payout equal to 1.5 times the target number of Maffei RSUs, or $2.958 million of initial grant value was established, and the maximum payout set for each of Messrs. Carleton, Rosenthaler and Shean was $1.6 million of initial grant value of the Chief RSUs.  A maximum payout equal to 1.5 times the target number of George RSUs or $6.188 million of initial grant value was also established.  The grant date fair value of these awards has been computed in accordance with FASB ASC Topic 718, but (pursuant to SEC regulations) without reduction for estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 15 to our consolidated financial statements for the year ended December 31, 2016 (which are included in the 2016 Form 10-K).

(3)                                 The grant date fair value of Mr. Maffei’s Term Options (as defined below) and 2016 and 2015 stock option awards, Mr. Baer’s 2016 Term Options and Messrs. George, Rosenthaler and Shean’s 2015 stock option awards has been computed in accordance with FASB ASC Topic 718, but (pursuant to SEC regulations) without reduction for estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 15 to our consolidated financial statements for the year ended December 31, 2016 (which are included in the 2016 Form 10-K).

(4)                                 Reflects the above-market earnings credited to Messrs. Carleton and Shean’s deferred compensation accounts. See “—Executive Compensation Arrangements— 2006 Deferred Compensation Plan” and “—Nonqualified Deferred Compensation Plans” below.

(5)                                 The Liberty Media 401(k) Savings Plan provides employees with an opportunity to save for retirement. The Liberty Media 401(k) Savings Plan participants may contribute up to 75% of their eligible compensation on a pre-tax basis to the plan and an additional 10% of their eligible compensation on an after-tax basis (subject to specified maximums and IRS limits), and Liberty Media contributed a matching contribution based on the participants’ own contributions up to the maximum matching contribution set forth in the plan. Our company reimburses Liberty Media under the services agreement for our allocable portion of the matching contribution. Participant contributions to the Liberty Media 401(k) Savings Plan are fully vested upon contribution.

Generally, participants acquire a vested right in our matching contributions as follows:

Years of Service	Vesting Percentage
Less than 1	0%
1-2	33%
2-3	66%
3 or more	100%

Included in this column, with respect to each named executive officer (except with respect to Mr. George, to whom matching contributions of $16,411, $15,900 and $15,590 were made by QVC under its 401(k) savings plan in 2016, 2015 and 2014, respectively), are the following matching contributions made by Liberty Media to the Liberty Media 401(k) Savings Plan and allocated to our company under the services agreement in each of 2016, 2015 and 2014, respectively:

	Amounts ($)
Name	2016	2015	2014
Gregory B. Maffei	8,480	11,925	10,920
Richard N. Baer	9,275	13,250	13,000
Mark D. Carleton	3,710	n/a	n/a
Albert E. Rosenthaler	9,805	14,575	11,440
Christopher W. Shean	16,165	16,430	12,480

With respect to these matching contributions, all of our named executive officers are fully vested.

(6)                                 Included in this column are the following life insurance premiums paid by Liberty Media (with the exception of Mr. George, whose life insurance premium was paid by QVC), on behalf of each of the named executive officers and allocated to our company under the services agreement:

	Amounts ($)
Name	2016	2015	2014
Gregory B. Maffei	1,629	2,206	1,101
Richard N. Baer	1,782	2,451	2,451
Mark D. Carleton	713	n/a	n/a
Michael A. George	2,709	1,242	1,242
Albert E. Rosenthaler	1,884	2,696	2,157
Christopher W. Shean	1,661	1,626	821

(7)                                 Liberty Media makes available to our personnel, including our named executive officers, tickets to various sporting events with no aggregate incremental cost attributable to any single person.

(8)                                 Includes the following:

	Amounts ($)
	2016	2015	2014
Reimbursement for legal services	—	147,883	93,413
Compensation related to personal use of corporate aircraft (a)	174,853	204,962	205,560

(a) Calculated based on aggregate incremental cost of such usage to our company.

(9)                                  Prior to the LMC Split-Off, we owned an apartment in New York City which was primarily used for business purposes. The apartment was assigned to Old LMC in the LMC Split-Off and later to Liberty Media in the LMC Spin-Off. Messrs. Maffei, Carleton and Shean occasionally used this apartment for personal reasons. From time to time, we also pay the cost of miscellaneous shipping and catering expenses for Mr. Maffei.

(10)                           Mr. Carleton is a named executive officer of our company for the first time and his compensation for 2015 and 2014 has been omitted in reliance upon the SEC’s interpretive guidance.

(11)                           Includes tax gross-ups in the following amounts relating to certain out of state income taxes to which Mr. George was subject as a result of the performance of his duties outside of QVC’s headquarters:

Amounts ($)
2016	2015	2014
64,333	83,370	27,272

(12)                           Includes $10,000 in each of 2016, 2015 and 2014 in charitable contributions made on behalf of Mr. George and $5,000 in 2016 in charitable contributions made on behalf of Mr. Rosenthaler pursuant to our political action committee matching contribution program.

(13)                           Includes a reimbursement for legal services in 2016.

(14)                           Mr. Shean ceased serving as our Chief Financial Officer and began serving as a Senior Advisor, effective October 1, 2016.

Executive Compensation Arrangements

Gregory B. Maffei

December 2014 Employment Arrangement.  On December 24, 2014, our compensation committee approved a new compensation arrangement with Mr. Maffei. The arrangement provides for a five year employment term beginning January 1, 2015 and ending December 31, 2019, with an annual base salary of $960,750, increasing annually by 5% of the prior year’s base salary, and an annual target cash bonus equal to 250% of the applicable year’s base salary. The arrangement also provides Mr. Maffei with the opportunity to earn annual performance-based equity incentive awards during the employment term, as described in more detail below. In connection with the approval of his compensation arrangement, Mr. Maffei was granted options with respect to shares of QVCB and LVNTB, also as described in more detail below. Mr. Maffei’s compensation arrangement was memorialized in the Maffei Employment Agreement executed on December 29, 2014, which, unlike his previous employment arrangement, is directly with our company (while Mr. Maffei has a substantially similar employment agreement with Liberty Media). However, we are still obligated to reimburse Liberty Media for our allocable portion of certain perquisite payments made to Mr. Maffei under his employment agreement with Liberty Media.

The arrangement provides that, in the event Mr. Maffei is terminated for cause (as defined in the Maffei Employment Agreement), he will be entitled to only his accrued base salary and any amounts due under applicable law. If Mr. Maffei is terminated by our company without cause or if Mr. Maffei terminates his employment for good reason (as defined in the Maffei Employment Agreement), he is entitled to his accrued base salary, his accrued but unpaid bonus and any amounts due under applicable law (the Standard Entitlements), a severance payment of 1.5 times his base salary during the year of his termination to be paid in equal installments over 18 months, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination (including the date of termination), with (subject to certain exceptions) up to 25% of such amount payable in shares of QVCB and LVNTB, at the discretion of our company and with the remainder of such amount paid in cash (the Pro Rated Amount), a payment equal to $17,500,000, with (subject to certain exceptions) up to 25% of such amount payable in shares of QVCB and LVNTB at the discretion of our company and with the remainder of such amount paid in cash (the Un-Pro Rated Amount), and continued use of certain services and perquisites provided by our company, including continued aircraft benefits consistent with those provided to him during the period of his employment (the Services). If Mr. Maffei terminates his employment without good reason, he will be entitled to the Standard Entitlements and a payment of the Pro Rated Amount. Lastly, in the case of Mr. Maffei’s death or disability, he is entitled to the Standard Entitlements, a payment of 1.5 times his base salary during the year of his termination, payments of the Pro Rated Amount and the Un-Pro Rated Amount, and, only in the case of his termination for disability, the Services. The Maffei Employment Agreement also contains other customary terms and conditions.

Term Options.  Also on December 24, 2014, in connection with the approval of his compensation arrangement, Mr. Maffei received a one-time grant of 646,352 options to purchase shares of QVCB at an exercise price of $29.87 per share (the QVCB Term Options), and a one-time grant of 1,406,463 options to purchase shares of LVNTB at an exercise price of $37.63 (the LVNTB Term Options and together with the QVCB Term Options, the Term Options). Mr. Maffei’s LVNTB Term Options have been adjusted in connection with the Liberty Expedia split-off transaction (the Expedia Holdings Split-Off) that was completed in November 2016 and the CommerceHub spin-off transaction that was completed in July 2016 (the CommerceHub Spin-Off).  One-half of each of the QVCB Term Options and the LVNTB Term Options will vest on the fourth anniversary of the grant date with the remaining QVCB Term Options and LVNTB Term Options, respectively, vesting on the fifth anniversary of the grant date, in each case, subject to Mr. Maffei being employed on the applicable vesting date. The QVCB Term Options and LVNTB Term Options each have a term of seven years.

Upon a change in control (as defined in the Maffei Employment Agreement) prior to Mr. Maffei’s termination or in the event of Mr. Maffei’s termination for death or disability, all of his unvested Term Options will become exercisable. If Mr. Maffei is terminated for cause, all of his unvested Term Options will terminate immediately. If Mr. Maffei is terminated by our company without cause or if he terminates his employment for good reason, then each unvested tranche of each type of Term Options will vest pro rata based on the number of days elapsed in the vesting period for such tranche since the grant date plus 548 calendar days; however, in the event (i) all members of the Malone Group (as defined in the Maffei Employment Agreement) cease to beneficially own securities of our company representing at least 20% of our company’s voting power, (ii) within 90 to 210 days of clause (i) Mr. Maffei’s employment is terminated by our company without cause or by Mr. Maffei for good reason and (iii) at the time of clause (i) Mr. Maffei does not beneficially own securities of our company representing at least 20% of our company’s voting power, then all unvested Term Options will vest in full as of the date of Mr. Maffei’s termination. If Mr. Maffei terminates his employment without good reason, then a portion of each unvested tranche of each type of Term Options will vest pro rata based on the number of days elapsed in the vesting period for such tranche since the grant date. In the event of a change in control prior to Mr. Maffei’s termination, all of the Term Options will remain exercisable until the end of the term. If Mr. Maffei is terminated for cause prior to December 31, 2019 (without a prior change in control occurring), then all vested Term Options will expire on the 90th day following such termination. In all other events of termination or if Mr. Maffei has not been terminated prior to December 31, 2019, all vested Term Options will expire at the end of the term.

Annual Awards.  Mr. Maffei will receive annual grants of options to purchase shares of QVCB and LVNTB with a term of seven years (the Annual Options) and RSUs with respect to QVCB and LVNTB (the Annual RSUs and together with the Annual Options, the Annual Awards). For a description of Mr. Maffei’s target Annual Awards, see “—Compensation Discussion and Analysis—Elements of 2016 Compensation—Equity Incentive Compensation—Maffei Performance-based Equity Awards.” Pursuant to the Maffei Employment Agreement, Mr. Maffei will receive upfront grants of the Annual Awards and awards from Liberty Media in the following combined target amounts: $16 million for 2015, $17 million for calendar year 2016, $18 million for calendar year 2017, $19 million for calendar year 2018 and $20 million for calendar year 2019. The combined target amounts will be allocated between Liberty Media and our company based on relative market capitalization. In our compensation committee’s sole discretion, Mr. Maffei is also eligible to receive additional awards each year from Liberty Interactive up to a maximum of 50% of the Liberty Interactive target award grant amount for such year as an above-target award. Subject to certain exceptions, the grants of Annual Awards to be made by our company will then be further allocated between Annual Awards with respect to QVCB and Annual Awards with respect to LVNTB based on the relative market capitalization of all series of our QVC Group common stock on the one hand, and all series of our Liberty Ventures common stock, on the other hand.

Upon Mr. Maffei’s termination for any reason, his unvested Annual Awards (including any “dividend equivalents” related to any unvested Annual RSUs) will terminate at the close of business on the day of the separation, except that, in the case of performance-based Annual RSUs, if Mr. Maffei remains employed through the end of the relevant grant year but his termination occurs prior to the date as of which any performance criteria has been determined to have been met or not with respect to the Annual RSUs relating to such grant year, such Annual RSUs will remain outstanding until such determination date and become vested to the extent determined by the compensation committee. Upon a change in control prior to Mr. Maffei’s termination, all vested Annual Options (and any Annual Options that vest after such change in control) will terminate at the expiration of the original term. If Mr. Maffei is terminated by our company for cause (without a prior change in control) prior to December 31, 2019, all vested Annual Options will terminate at the close of business on the 90th day following the termination. In all other events of termination or if Mr. Maffei has not been terminated prior to December 31, 2019, all vested Annual Options will terminate at the expiration of the original term.

Aircraft Usage.  Pursuant to a February 5, 2013 letter agreement between Mr. Maffei and Liberty Media, Mr. Maffei is entitled to 120 hours per year of personal flight time through the first to occur of (i) the termination of his employment, subject to any continued right to use the corporate aircraft as described below or pursuant to the terms of his employment arrangement in effect at the time of the termination or (ii) the cessation of ownership or lease of corporate aircraft. Effective November 11, 2015, pursuant to a letter agreement between Liberty Media and Mr. Maffei of the same date, Mr. Maffei is entitled to 30 additional hours per year of personal flight time if he reimburses Liberty Media for such usage through the first to occur of (i) the termination of his employment or (ii) the cessation of ownership or lease of corporate aircraft. Mr. Maffei will continue to incur taxable income, calculated in accordance with SIFL, for all personal use of Liberty Media’s corporate aircraft under the February 5, 2013 letter agreement. Mr. Maffei incurs taxable income at the SIFL rates minus amounts paid under time sharing agreements with Liberty Media for travel pursuant to the November 11, 2015 letter agreement. Pursuant to aircraft time sharing agreements with Liberty Media, we pay Liberty Media for any costs, calculated in accordance with Part 91 of the Federal Aviation Regulations, associated with Mr. Maffei using its corporate aircraft that are allocable to our company. Pursuant to Liberty Media’s aircraft time sharing agreements with Mr. Maffei, Mr. Maffei reimburses Liberty Media for costs associated with his up to 30 hours of personal use of its corporate aircraft under the November 11, 2015 letter agreement. Flights where there are no passengers on company-owned aircraft are not charged against the 120 hours of personal flight time per year allotted to Mr. Maffei if the flight department determines that the use of a NetJets, Inc. supplied aircraft for a proposed personal flight would be disadvantageous to our company due to (i) use of budgeted hours under the then current Liberty Media fractional ownership contract with NetJets, Inc. or (ii) higher flight cost as compared to the cost of using company owned aircraft.

Michael A. George

September 2015 Employment Arrangement.  On September 27, 2015, the compensation committee approved a new compensation arrangement with Michael A. George, the President and Chief Executive Officer of QVC. The arrangement provides for a five year employment term beginning December 16, 2015 and ending December 31, 2020, with an annual base salary of $1.25 million and an annual target cash bonus equal to 100% of Mr. George’s annual base salary. The arrangement also provides Mr. George with the opportunity to earn annual performance-based equity incentive awards during the employment term, as described in more detail below. In connection with the approval of his compensation arrangement, Mr. George was granted the 2015 Term Options with respect to shares of QVCA, also as described in more detail below. Mr. George’s compensation arrangement was memorialized in the George Employment Agreement executed on December 16, 2015.

The arrangement also provides that, in the event Mr. George is terminated for cause (as defined in the George Employment Agreement) or he terminates his employment without good reason (as defined in the George Employment Agreement), he will be entitled only to his accrued base salary and any amounts due under applicable law, and he will forfeit all rights to his unvested performance-based equity incentive awards and unvested 2015 Term Options. Upon a termination for cause, his vested options remain exercisable for 90 days. In addition, if Mr. George terminates his employment without good reason, he will be entitled to any awarded but unpaid annual bonus. If, however, Mr. George is terminated by QVC without cause or if he terminates his employment for good reason, the arrangement provides (i) for him to receive one year of base salary, a $1.5 million lump sum payment, and any awarded but unpaid annual bonus, (ii) for his unvested 2015 Term Options to vest pro rata on a tranche-by-tranche basis based on the portion of the term that has elapsed through the termination date plus 12 months and for all vested and accelerated options to remain exercisable until the earlier of (x) their original expiration date or (y) two years from the termination (except if Mr. George dies during such two-year period, the later of (a) the end of such two-year period and (b) the end of the one-year period that began on his date of death) and (iii) for any performance-based equity awards that are issued and outstanding but unvested as of the date of termination to remain outstanding until the end of the applicable performance period, for the compensation committee to then determine whether the performance criteria for such performance period were met, and to the extent such criteria were met, for payment of a pro rata portion of such performance-based equity incentive awards based on the number of days he was employed during the applicable performance period.  If Mr. George’s employment is terminated by QVC without cause or if he terminates his employment for good reason within six months after a change in control of QVC then he will receive the same payments as if his termination had occurred absent the change in control, except that Mr. George will also be entitled to full vesting of (i) any unvested 2015 Term Options as of his termination date, which will remain exercisable through the original expiration date, and (ii) any unvested performance-based equity incentive awards that are issued and outstanding as of his termination date. Lastly, in the case of Mr. George’s death or disability, the arrangement provides for (i) a payment of one year of base salary and any awarded but unpaid annual bonus, (ii) full vesting of unvested 2015 Term Options, with such options remaining exercisable through the original expiration date and (iii) full vesting of any then issued and outstanding but unvested performance-based equity incentive awards.

As a condition to Mr. George’s receipt of any severance payments as a result of his termination, as well as any acceleration of vesting or extension of exercise periods for his equity grants, Mr. George must execute a severance agreement and release in favor of QVC in accordance with the procedures set forth in the George Employment Agreement. Mr. George’s receipt of severance benefits is also conditioned on his compliance with the post-termination non-compete restrictions in his employment agreement.

2015 Term Options.  Also, on September 27, 2015, in connection with the approval of his compensation arrangement, the compensation committee approved a one-time grant of 1,680,065 stock options to Mr. George to purchase shares of QVCA with an exercise price of $26.00 per share (the 2015 Term Options), which was the closing price of QVCA on September 28, 2015, the grant date for these options. The 2015 Term Options expire on December 31, 2022.  One-half of the options will vest on December 31, 2019, with the remaining options vesting on

December 31, 2020, in each case, subject to Mr. George being employed by QVC on the applicable vesting date. The 2015 Term Options were not eligible for accelerated vesting for any reason until January 1, 2016.

Annual Performance-Based Awards. Beginning in 2016, Mr. George will receive an annual $4.125 million grant of performance-based RSUs with respect to QVCA. The compensation committee will establish performance metrics with respect to each grant of performance-based RSUs that will determine, in the compensation committee’s sole discretion, the extent to which such grant will vest.  For a description of Mr. George’s 2016 performance-based RSU award, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards—QVC CEO RSUs.”

Richard N. Baer

2012 Employment Agreement. On November 7, 2012, Old LMC entered into an executive employment agreement (the 2012 Employment Agreement), effective October 31, 2012, with Richard N. Baer. Mr. Baer served as an independent contractor providing consulting services to Old LMC and Liberty Interactive from October 31, 2012 until the start of his employment as Senior Vice President and General Counsel with the companies on January 1, 2013. The 2012 Employment Agreement was assigned to Liberty Media in connection with the LMC Spin-Off.  The agreement provides for, among other things, a four year term ending on December 31, 2016, with an annual base salary of $825,000, subject to adjustments at Liberty Media’s discretion, and an annual discretionary bonus beginning in the calendar year 2013. Pursuant to the terms of the agreement, Mr. Baer’s target bonus for each year was 100% of his annual base salary for that year, and in no event would his bonus for any year be greater than two times his annual base salary. Mr. Baer was also entitled to certain benefits and perquisites available to Liberty Media’s senior executives. Pursuant to the agreement, on November 8, 2012, as part of the consideration for his services under the 2012 Employment Agreement, Mr. Baer was granted a combination of options and restricted shares. These options (the 2012 Term Options) and restricted shares were fully vested as of December 31, 2016 and December 15, 2016, respectively. The options have a term of ten years. The other terms and conditions of Mr. Baer’s options and restricted shares, including acceleration and continued exercisability in connection with certain terminations of employment, are described in the applicable award agreements.

The 2012 Employment Agreement governs any termination of Mr. Baer’s employment that occurs prior to January 1, 2017.  The 2012 Employment Agreement provides that, in the event Mr. Baer is terminated for cause (as defined in the 2012 Employment Agreement), he will be entitled to his accrued but unpaid base salary through the date of termination and any unpaid expenses. If, however, Mr. Baer terminates his employment for good reason (as defined in the 2012 Employment Agreement) or if his employment is terminated without cause (as defined in the 2012 Employment Agreement), then he is entitled to receive his accrued but unpaid base salary, any unpaid expenses, any accrued but unpaid bonus from the prior year and a severance payment of two times his annual base salary at the time of termination. If Mr. Baer terminates his employment without good reason, he is entitled to receive any accrued but unpaid base salary, any accrued but unpaid bonus from the prior year and any unpaid expenses. In the case of Mr. Baer’s death or disability (as defined in the 2012 Employment Agreement), such employment agreement provides for the right for his estate or him, as applicable, to receive any accrued but unpaid base salary, any unpaid expenses, any accrued but unpaid bonus from the prior year and a severance payment of two times his annual base salary at the time of death or disability (as defined in the 2012 Employment Agreement). As a condition to Mr. Baer’s receipt of any severance payments as a result of his termination, as well as any acceleration of vesting or extension of exercise periods described in the grant agreements for the equity grants, Mr. Baer must execute a severance agreement and release in favor of Liberty Media in accordance with the procedures set forth in the 2012 Employment Agreement.

Although we are not a party to the 2012 Employment Agreement, we are obligated to reimburse Liberty Media for our allocable portion of any payments made to Mr. Baer thereunder (other than payments relating to equity awards which are directly settled with the applicable issuer) pursuant to the services agreement.

2016 Baer Employment Agreement. On May 24, 2016, the compensation committee of each of our company and Liberty Media approved a new compensation arrangement with Mr. Baer, which was memorialized in the 2016 Baer Employment Agreement, dated effective as of August 18, 2016. The 2016 Baer Employment Agreement provides for a four year employment term beginning January 1, 2017 and ending December 31, 2020 during which Mr. Baer will continue to serve as Chief Legal Officer of our company, Liberty Media, Liberty Broadband and Liberty TripAdvisor.  Mr. Baer’s current annual base salary of $901,500 and annual target cash bonus of 100% of base salary under the 2012 Employment Agreement remain unchanged under the new compensation arrangement.  The arrangement also provides Mr. Baer with the opportunity to earn annual performance-based equity incentive awards from our company and Liberty Media during the employment term, as described in more detail below.  In connection with the approval of his compensation arrangement with Liberty Media, the compensation committee of our company granted options to Mr. Baer with respect to QVCA and LVNTA (together, the 2016 Term Options), each as described in more detail below.

The 2016 Baer Employment Agreement governs any termination of Mr. Baer’s employment that occurs on or after January 1, 2017 during the term of such agreement.  The 2016 Baer Employment Agreement provides that, in the event Mr. Baer is terminated for cause (as defined in the 2016 Baer Employment Agreement), he will be entitled to his accrued but unpaid base salary through the date of termination, any unpaid expenses and other amounts required to be paid by law.  In addition, all unexercised 2016 Term Options, whether vested or unvested, will be forfeited.

If, however, Mr. Baer terminates his employment for good reason (as defined in the 2016 Baer Employment Agreement) or if his employment is terminated without cause (as defined in the 2016 Baer Employment Agreement), then he is entitled to receive his (i) accrued but unpaid base salary, (ii) any unpaid expenses and other amounts required to be paid by law, (iii) a lump sum payment of any declared but unpaid bonus from the prior year and (iv) if such termination occurs (x) between January 1, 2017 and March 31, 2018, a lump sum cash payment of $5.3 million, (y) between April 1, 2018 and March 31, 2019, a lump sum cash payment of $3.5 million or (z) between April 1, 2019 and the close of business on December 31, 2020, a lump sum cash payment of $1.9 million.  In addition, if his employment is terminated by us without cause or by Mr. Baer for good reason (a protected termination), (a) between January 1, 2017 and December 31, 2019, he will vest in 75% of the original number of 2016 Term Options (less any options that have previously vested) or (b) during 2020, the unvested portion of his 2016 Term Options will vest in full, in each case on the date of his termination, and such options will remain exercisable for the period specified in the applicable award agreement.  The award agreements for Mr. Baer’s annual grants of Performance RSUs (as described below) will provide that if a protected termination occurs during the employment period, any Performance RSUs that are outstanding and unvested on the termination date will remain outstanding until the date that our compensation committee determines whether the performance criteria applicable to such Performance RSUs were met and will vest to the extent determined by the committee on date of such determination.

If Mr. Baer terminates his employment without good reason (as defined in the 2016 Baer Employment Agreement), he is entitled to receive any accrued but unpaid base salary, any declared but unpaid bonus from the prior year and any unpaid expenses and other amounts required to be paid by law.  In addition, Mr. Baer will forfeit any 2016 Term Options and Performance RSUs that are unvested on the date of such termination.  Any vested 2016 Term Options will remain exercisable for 90 days after Mr. Baer’s termination without good reason, or, if such termination occurs after December 31, 2020, for the remainder of the term of such options.

In the case of Mr. Baer’s death or disability (as defined in the 2016 Baer Employment Agreement), such employment agreement provides for the right for his estate or him, as applicable, to receive any accrued but unpaid base salary, any unpaid expenses and other amounts required to be paid by law, any declared but unpaid bonus from the prior year and a lump sum cash payment of $1.9 million.  In addition, the 2016 Term Options will vest in full and remain exercisable for a one year period following his death or, if such termination occurs after December 31, 2020, for the remainder of the term of such options.  Any outstanding but unvested Performance RSUs will vest immediately in the event of Mr. Baer’s death or disability to the extent not already vested as of the date of his termination due to death or disability.

As a condition to Mr. Baer’s receipt of any severance payments as a result of his termination, as well as any acceleration of vesting or extension of exercise periods described in the grant agreements for the equity grants, Mr. Baer must execute a severance agreement and release in favor of Liberty Media in accordance with the procedures set forth in the 2016 Baer Employment Agreement.

Although we are not a party to the 2016 Baer Employment Agreement, we are obligated to reimburse Liberty Media for our allocable portion of the above payments (other than payments relating to performance bonuses and payments relating to equity awards which are directly settled with the applicable issuer) pursuant to the services agreement.

2016 Term Options. On May 24, 2016, in connection with the approval of his compensation arrangement, the compensation committee approved a one-time grant to Mr. Baer of (i) 386,434 options to purchase shares of QVCA with an exercise price of $27.05 per share and (ii) 103,832 options to purchase shares of LVNTA with an exercise price of $37.69 per share. The exercise prices are equal to the closing price of QVCA and LVNTA on June 1, 2016, the grant date for these options. Mr. Baer’s options to purchase LVNTA shares have been adjusted in connection with the CommerceHub Spin-Off and the Expedia Holdings Split-Off.  One-half of the 2016 Term Options will vest on December 31, 2019 with the remaining 2016 Term Options vesting on December 31, 2020, in each case, subject to Mr. Baer being employed on the applicable vesting date, and subject to any accelerated vesting upon a termination event. Vesting of the 2016 Term Options will not start until January 1, 2017, and no early acceleration will occur if Mr. Baer is terminated prior to January 1, 2017. The 2016 Term Options expire on December 31, 2023.

Annual Performance-Based Awards. Beginning in 2017, Mr. Baer will receive annual grants of performance-based RSUs with respect to QVCA and LVNTA (the Performance RSUs). The combined annual target value of the Performance RSUs and the performance-based RSUs issued by Liberty Media will be $1.875 million.  The compensation committee will establish performance metrics with respect to each grant of Performance RSUs that will determine, in the compensation committee’s sole discretion, the extent to which such grant will vest.

Equity Incentive Plans

The 2016 incentive plan is administered by the compensation committee of our board of directors regard to all awards granted under the 2016 incentive plan (other than awards granted to the nonemployee directors), and the compensation committee has full power and authority to determine the terms and conditions of such awards. The 2016 incentive plan is administered by the full board of directors with regard to all awards granted under the 2016 incentive plan to nonemployee directors, and the full board of directors has full power and authority to determine the terms and conditions of such awards. The 2016 incentive plan is designed to provide additional remuneration to officers, employees, nonemployee directors and independent contractors for service to our company and to encourage those persons’ investment in our company. Non-qualified stock options, SARs, restricted shares, cash awards, performance awards or any combination of the foregoing may be granted under the 2016 incentive plan (collectively, awards).

As of December 31, 2016, (i) the maximum number of shares of our common stock with respect to which awards may be issued under the 2016 incentive plan is 39,873,000, subject to anti-dilution and other adjustment provisions of the 2016 incentive plan (which gives effect to certain anti-dilution adjustments resulting from the CommerceHub Spin-Off in July 2016 and the Expedia Holdings Split-Off in November 2016), and (ii) with limited exceptions, no person may be granted in any calendar year awards covering more than 8,699,000 shares of our common stock under the 2016 incentive plan (subject to anti-dilution and other adjustment provisions of the 2016 incentive plan) nor may any person receive under the 2016 incentive plan payment for cash awards during any calendar year in excess of $10 million, and no nonemployee director may be granted during any calendar year awards having a value (as determined on the grant date of such award) in excess of $3 million. Shares of our common stock issuable pursuant to awards made under the existing incentive plans are made available from either authorized but unissued shares or shares that have been issued but reacquired by our company. The 2016 incentive plan has a five year term.

2006 Deferred Compensation Plan

Effective for the year beginning January 1, 2007 and until the time of the LMC Split-Off, officers of our company at the level of Senior Vice President and above were eligible to participate in the Liberty Media Corporation 2006 Deferred Compensation Plan (as amended, the 2006 deferred compensation plan).  In connection with the LMC Split-Off (pursuant to which employees of our company became employees of Old LMC),

Old LMC assumed this plan and all obligations outstanding thereunder. In connection with the LMC Spin-Off, Liberty Media assumed this plan and all obligations outstanding thereunder. Prior to the assumption of this plan by Old LMC, each eligible officer of our company, including our Chief Executive Officer, principal financial officer and principal accounting officer, could elect to defer up to 50% of his annual base salary and the cash portion of his performance bonus under the 2006 deferred compensation plan. Elections were required to be made in advance of certain deadlines and could include (1) the selection of a payment date, which generally could not be later than 30 years from the end of the year in which the applicable compensation is initially deferred, and (2) the form of distribution, such as a lump-sum payment or substantially equal annual installments over two to five years.  Compensation deferred under the plan that otherwise would have been received prior to 2015 would earn interest income at the rate of 9% per annum, compounded quarterly, for the period of the deferral. Compensation deferred under the plan that otherwise would have been received on or after January 1, 2015 will earn interest income at the prime rate of interest (as determined in the Wall Street Journal as of the first business day of November of the year prior to each plan year) plus 3% per annum, compounded quarterly, for the period of the deferral, and for 2016, this rate was 6.25%. Effective January 1, 2017, amounts deferred under the plan will earn interest income at the 10-year Treasury rate plus 4.5%, as determined as of the first business day of November of the year prior to each plan year.

Following the LMC Split-Off, our officers are no longer permitted to elect the deferral of a portion of their base salary and performance bonus allocable to our company. Messrs. Carleton and Shean took advantage of a one-time deferral opportunity in 2011 with respect to a portion of his 2011 performance-bonus that was allocable to and paid by our company, and we will be responsible for the payment of such deferred amount and all interest thereon going forward.

QVC 1997 Nonqualified Defined Pension Restoration Plan, As Amended and Restated

The QVC 1997 Nonqualified Defined Pension Restoration Plan, as amended and restated (the Pension Restoration Plan), in which Mr. George is a participant, is unfunded and is maintained primarily for the purpose of providing a select group of QVC-U.S.’s management with a nonqualified defined contribution benefit. Effective as of January 1, 2012, the Pension Restoration Plan has been frozen so that no additional amounts may be credited to the Pension Restoration Plan, and no additional employees may be eligible to participate. Participants’ existing account balances will continue to be credited with earnings at the rate of, (1) for the period prior to December 31, 2005, 12% per annum for amounts credited for the period from the date on which such amount was credited through October 31, 2011 or, (2) for all other amounts, the prime lending rate identified by the Bank of New York, plus 3%, each compounded annually at the end of the calendar year. Distribution of participants’ vested percentages will be made in a single lump sum payment on the first day of the month following such participant’s separation from service, with the exception of specified employees who are subject to Section 409A of the Code, and thus receive the payment on the first day of the sixth month of such employee’s separation. The Pension Restoration Plan can be amended or terminated at any time.

Grants of Plan-Based Awards

The following table contains information regarding plan-based incentive awards granted during the year ended December 31, 2016 to the named executive officers.

		Committee		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of		All Other Option Awards: Number of Securities		Exercise or Base Price of Option	Grant Date Fair Value of Stock and
Name	Grant Date	Action Date		Threshold ($)(1)	Target ($)(1)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(4)	Stock or Units (#)		Underlying Options (#)		Awards ($/Sh)	Options Awards ($)

Gregory B. Maffei
	3/29/2016		(5)	—	—	5,043,938	—	—	—	—		—		—	—
QVCB	3/29/2016			—	—	—	—	—	—	—		730,273	(6)	25.11	5,457,476
QVCB	3/29/2016		(7)	—	—	—	—	53,229	—	—		—		—	1,336,580
LVNTB	3/29/2016			—	—	—	—	—	—	—		208,919	(6)	38.79	2,606,766
LVNTB	3/29/2016		(7)	—	—	—	—	16,320	—	—		—		—	633,053

Richard N. Baer
	3/29/2016		(5)	—	—	901,500	—	—	—	—		—		—	—
QVCA	6/01/2016	5/24/2016	(8)	—	—	—	—	—	—	—		386,434	(9)	27.05	3,144,317
LVNTA	6/01/2016	5/24/2016	(8)	—	—	—	—	—	—	—		103,832	(9)	37.69	1,271,151

Mark D. Carleton
	3/29/2016			—	—	875,500	—	—	—	—		—		—	—
QVCA	3/15/2016			—	—	—	—	—	—	22,755	(10)	—		—	566,144
QVCA	3/29/2016		(7)	—	—	—	—	22,205	—	—		—		—	553,349
LVNTA	3/15/2016			—	—	—	—	—	—	6,765	(10)	—		—	253,214
LVNTA	3/29/2016		(7)	—	—	—	—	6,702	—	—		—		—	258,027

Michael A. George
	3/15/2016		(5)	—	—	3,000,000	—	—	—			—		—	—
QVCA	3/29/2016		(7)	—	—	—	—	163,561	—	—		—		—	4,075,940

Albert E. Rosenthaler
	3/29/2016		(5)	—	—	875,500	—	—	—			—		—	—
QVCA	3/15/2016			—	—	—	—	—	—	22,755	(10)	—		—	566,144
QVCA	3/29/2016		(7)	—	—	—	—	22,205	—	—		—		—	553,349

		Committee		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of		All Other Option Awards: Number of Securities	Exercise or Base Price of Option	Grant Date Fair Value of Stock and
Name	Grant Date	Action Date		Threshold ($)(1)	Target ($)(1)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(4)	Stock or Units (#)		Underlying Options (#)	Awards ($/Sh)	Options Awards ($)

LVNTA	3/15/2016			—	—	—	—	—	—	6,765	(10)	—	—	253,214
LVNTA	3/29/2016		(7)	—	—	—	—	6,702	—	—		—	—	258,027

Christopher W. Shean
	3/29/2016		(5)	—	—	875,500	—	—	—			—	—	—
QVCA	3/15/2016			—	—	—	—	—	—	22,755	(10)	—	—	566,144
QVCA	3/29/2016		(7)	—	—	—	—	22,205	—	—		—	—	553,349
LVNTA	3/15/2016			—	—	—	—	—	—	6,765	(10)	—	—	253,214
LVNTA	3/29/2016		(7)	—	—	—	—	6,702	—	—		—	—	258,027

(1)

Our 2016 performance-based bonus program does not provide for a threshold bonus amount. The program also does not provide for a target payout amount for any named executive officer that would be payable upon satisfaction of the performance criteria under the 2016 performance-based bonus program. For the actual bonuses paid by our company and QVC, as applicable, see the amounts included for 2016 in the column entitled Non-Equity Incentive Plan Compensation in the “Summary Compensation Table” above.

(2)

With respect to Messrs. Maffei, Baer, Carleton, Rosenthaler and Shean, represents the maximum amount that would have been payable to each named executive officer assuming (x) the Bonus Threshold was met in order to permit the maximum bonus amounts to have been payable, (y) the full 60% of the participant’s maximum bonus amount attributable to individual performance was attained and (z) the full 40% of the participant’s maximum bonus amount attributable to corporate performance of our company was attained. For more information on this performance bonus program, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses—Liberty Awards—Overview.” With respect to Mr. George, represents the maximum amount that would have been payable to Mr. George assuming (x) the QVC Global EBITDA target of $2,008 million was achieved and (y) Mr. George’s individual performance warranted the maximum additional increase of his bonus determined based on QVC EBITDA growth. For more information on this performance bonus program, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses—QVC Bonus Award.”

(3)

The terms of each of the Maffei RSUs, the Chief RSUs and the George RSUs do not provide for a threshold amount that would be payable upon satisfaction of the performance criteria established by the compensation committee. Represents the target amount that would have been payable to the award holder assuming (x) maximum achievement of the Maffei RSU Threshold, the Chief Threshold and the George Threshold was attained and (y) our compensation committee determined not to reduce such payout after considering a combination of the objective, subjective and discretionary criteria established by our compensation committee in March 2016. For the actual Maffei RSUs, Chief RSUs and George RSUs that vested, see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Maffei Performance-based

Equity Awards” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards.”

(4)

Our compensation committee also set a maximum grant value payout with respect to (i) the Maffei RSUs - equal to 1.5 times the target number of Maffei RSUs or $2.958 million of initial grant value, (ii) the Chief RSUs - equal to $1.6 million of initial grant value of the Chief RSUs and (iii) the George RSUs - equal to 1.5 times the target number of George RSUs or $6.188 million of initial grant value. Any payout of an equity award by our company above the target equity award would be in our compensation committee’s sole discretion, would be issued in the first quarter of 2017, and would vest immediately after grant. For more information on the named executive officers’ performance-based RSU awards (other than Mr. Baer), see “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Maffei Performance-based Equity Awards” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards.”

(5)

Reflects the date on which our compensation committee established the terms of the 2016 performance-based bonus program, as described under “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses—Liberty Awards—Overview” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—2016 Performance-based Bonuses—QVC Bonus Award.”

(6)	Vested in full on December 31, 2016.

(7)

Reflects the date on which our compensation committee established the terms of the Maffei RSUs, the Chief RSUS and the George RSUs, as described under “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Maffei Performance-based Equity Awards” and “—Compensation Discussion and Analysis—Elements of 2016 Executive Compensation—Equity Incentive Compensation—Annual Performance Awards.”

(8)	Reflects the date on which our compensation committee approved Mr. Baer’s 2016 Term Options award.

(9)	Vests 50% on December 31, 2019 and 50% on December 31, 2020.

(10)	Vested in full on March 21, 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding unexercised options and unvested awards of restricted stock and RSUs which were outstanding as of December 31, 2016 and held by the named executive officers.

	Option awards(1)						Stock awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Gregory B. Maffei
Option Awards
QVCA	1,826,731	—		—	17.74	12/17/2019	—	—	—		—
QVCA	3,643,497	—		—	17.74	12/17/2019	—	—	—		—
QVCB	—	646,352	(2)	—	29.87	12/24/2021	—	—	—		—
QVCB	112,436	—		—	29.41	03/31/2022	—	—	—		—
QVCB	730,273	—		—	25.11	03/29/2023	—	—	—		—
LVNTA	206,127	—		—	13.67	12/17/2019	—	—	—		—
LVNTA	116,437	—		—	13.67	12/17/2019	—	—	—		—
LVNTA	147,894	—		—	20.52	12/17/2019	—	—	—		—
LVNTA	294,983	—		—	20.52	12/17/2019	—	—	—		—
LVNTB	—	803,245	(2)	—	34.61	12/24/2021	—	—	—		—
LVNTB	64,732	—		—	38.93	03/31/2022	—	—	—		—
LVNTB	119,545	—		—	35.68	03/29/2023	—	—	—		—

RSU Award
QVCB	—	—		—	—	—	—	—	53,229	(3)	1,077,887

Stock Award
LVNTB	—	—		—	—	—	—	—	9,792	(4)	361,619

Richard N. Baer
Option Awards
QVCA	238,109	—		—	18.27	11/08/2022	—	—	—		—
QVCA	—	386,434	(5)	—	27.05	12/31/2023	—	—	—		—
LVNTA	15,050	—		—	13.23	11/08/2022	—	—	—		—

	Option awards(1)						Stock awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

LVNTA	19,288	—		—	21.14	11/08/2022	—	—	—		—
LVNTA	—	59,225	(5)	—	34.66	12/31/2023	—	—	—		—

Mark D. Carleton
Option Awards
QVCA	59,378	—		—	17.74	03/19/2020	—	—	—		—
QVCA	37,625	75,250	(6)	—	29.59	03/04/2022	—	—	—		—
QVCA	—	255,199	(5)	—	29.59	03/04/2023	—	—	—		—
LVNTA	5,178	—		—	13.67	03/19/2020	—	—	—		—
LVNTA	4,807	—		—	20.52	03/19/2020	—	—	—		—
LVNTA	6,115	12,234	(6)	—	36.86	03/04/2022	—	—	—		—
LVNTA	—	40,712	(5)	—	36.86	03/04/2023	—	—	—		—

RSU Award
QVCA	—	—		—	—	—	—	—	22,205	(3)	443,656

Stock Award
LVNTA	—	—		—	—	—	—	—	4,021	(4)	148,254

Michael A. George
Option Awards
QVCA	1,719,843	—		—	17.74	03/02/2018	—	—	—		—
QVCA	—	1,680,065	(5)	—	26.00	12/31/2022	—	—	—		—
LVNTA	169,107	—		—	13.67	03/02/2018	—	—	—		—
LVNTA	133,360	—		—	20.52	03/02/2018	—	—	—		—

RSU Award
QVCA	—	—		—	—	—	—	—	163,561	(3)	3,267,949

	Option awards(1)						Stock awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Albert E. Rosenthaler
Option Awards
QVCA	162,990	—		—	17.74	03/19/2020	—	—	—		—
QVCA	37,625	75,250	(6)	—	29.59	03/04/2022	—	—	—		—
QVCA	—	255,199	(5)	—	29.59	03/04/2023	—	—	—		—
LVNTA	9,474	—		—	13.67	03/19/2020	—	—	—		—
LVNTA	13,195	—		—	20.52	03/19/2020	—	—	—		—
LVNTA	6,115	12,234	(6)	—	36.86	03/04/2022	—	—	—		—
LVNTA	—	40,712	(5)	—	36.86	03/04/2023	—	—	—		—

RSU Award
QVCA	—	—		—	—	—	—	—	22,205	(3)	443,656

Stock Award
LVNTA	—	—		—	—	—	—	—	4,021	(4)	148,254

Christopher W. Shean
Option Awards
QVCA	162,990	—		—	17.74	03/19/2020	—	—	—		—
QVCA	37,625	75,250	(6)	—	29.59	03/04/2022	—	—	—		—
QVCA	—	255,199	(5)	—	29.59	03/04/2023	—	—	—		—
LVNTA	28,424	—		—	13.67	03/19/2020	—	—	—		—
LVNTA	26,391	—		—	20.52	03/19/2020	—	—	—		—
LVNTA	6,115	12,234	(6)	—	36.86	03/04/2022	—	—	—		—
LVNTA	—	40,712	(5)	—	36.86	03/04/2023	—	—	—		—

RSU Award
QVCA	—	—		—	—	—	—	—	22,205	(3)	443,656

Stock Award
LVNTA	—	—		—	—	—	—	—	4,021	(4)	148,254

(1)

As adjusted for the CommerceHub Spin-Off and the Expedia Holdings Split-Off. In connection with the completion of the CommerceHub Spin-Off, all option awards to purchase LVNTA shares and LVNTB shares held by the named executive officers (each, a Pre-CH Spin Ventures Award) were adjusted pursuant to the anti-dilution provisions of the various incentive plans under which the option awards were granted, such that the award holder received (i) an adjustment to the exercise price and number of shares relating to the Pre-CH Spin Ventures Award (as so adjusted, an Adjusted Ventures Award) and (ii) an option relating to shares of the corresponding series of CommerceHub common stock and an option to purchase shares of CommerceHub Series C common stock. In connection with the Expedia Holdings Split-Off, all option awards held by the named executive officers to purchase LVNTA shares and LVNTB shares (each, a Pre-Split Ventures Award) were adjusted pursuant to the anti-dilution provisions of the various incentive plans under which the option awards were granted, such that the award holder received (i) an adjustment to the exercise price and number of shares relating to the Pre-Split Ventures Award (as so adjusted, a Post-Split Ventures Award) and (ii) an option relating to shares of the corresponding series of Liberty Expedia Holdings common stock. In addition, the unvested Maffei RSUs relating to shares of LVNTB and the unvested Chief RSUs relating to shares of LVNTA were converted into restricted stock awards in connection with the CommerceHub Spin-Off and then adjusted pursuant to the anti-dilution provisions of the various incentive plans under which the awards were granted in connection with both the CommerceHub Spin-Off and the Expedia Holdings Split-Off.

(2)	Vests 50% on December 24, 2018 and 50% on December 24, 2019.

(3)

Represents the target number of Maffei RSUs that Mr. Maffei could earn and the target number of Chief RSUs that each of Messrs. Carleton, Rosenthaler and Shean could earn based on our performance in 2016, as well as the target number of George RSUs that Mr. George could earn based on QVC’s performance during 2016.

(4)	Represents the target number of 2016 performance-based restricted shares that the named executive officer could earn based on our performance in 2016.

(5)	Vests 50% on December 31, 2019 and 50% on December 31, 2020.

(6)	33-1/3% vested on March 4, 2016. The remainder vests 33-1/3% on March 4, 2017 and 33-1/3% on March 4, 2018.

Option Exercises and Stock Vested

The following table sets forth information concerning the exercise of vested options and the vesting of restricted stock or RSUs held by our named executive officers, in each case, during the year ended December 31, 2016.

	Option Awards		Stock Awards
	Number of		Number of
	shares	Value	shares	Value
	acquired on	realized on	acquired on	realized on
Name	exercise (#) (1)	exercise ($)	vesting (#) (1)	vesting ($)

Gregory B. Maffei
QVCB	—	—	155,533	3,878,993
LVNTB	—	—	11,498	430,370

Richard N. Baer
QVCA	238,108	1,721,521	45,189	929,086
LVNTA	60,250	1,159,231	6,585	264,849

Mark D. Carleton
QVCA	—	—	22,755	565,917
LVNTA	4,463	117,779	6,765	263,159

Michael A. George
QVCA	1,050,000	8,734,515	—	—
LVNTA	144,829	2,672,417	—	—

Albert E. Rosenthaler
QVCA	—	—	22,755	565,917
LVNTA	—	—	6,765	263,159

Christopher W. Shean
QVCA	162,990	1,139,300	22,755	565,917
LVNTA	13,824	348,503	6,765	263,159

(1)                     Includes shares withheld in payment of withholding taxes at election of holder.

Nonqualified Deferred Compensation Plans

The following table sets forth certain information regarding the Pension Restoration Plan in which Mr. George participated and the 2006 deferred compensation plan in which Mr. Carleton and Mr. Shean participated, in each case during the year ended December 31, 2016. During December 31, 2016, no other named executive officers participated in the Pension Restoration Plan or the 2006 deferred compensation plan.

	Executive	Registrant	Aggregate		Aggregate	Aggregate
	contributions	contributions	earnings in		withdrawals/	balance at
Name	in 2016 ($)	in 2016 ($)	2016 ($)		distributions ($)	12/31/16 ($)

Mark D. Carleton (1)	—	—	6,664	(2)	—	78,259

Michael A. George	—	—	867		—	14,730	(3)

Christopher W. Shean (1)	—	—	3,116	(2)	(3,297)	11,016	(4)

(1)                                 As described above in “—Executive Compensation Arrangements—2006 Deferred Compensation Plan,” Mr. Carleton and Mr. Shean were each permitted a one-time deferral election under the 2006 deferred compensation plan following the LMC Split-Off with respect to $50,002 and $32,336, respectively, which represented 50% of a portion of Mr. Carleton’s 2011 performance-based bonus and 10% of a portion of Mr. Shean’s 2011 performance-based bonus that was allocable to and paid by our company (the 2011 deferrals). Although such amounts were transferred to Old LMC upon its assumption of the plan and obligations thereunder in connection with the LMC Split-Off (and later by Liberty Media in connection with the LMC Spin-Off), Liberty Interactive will be responsible for the payment of the 2011 deferrals and for the payment of interest income at the rate of 9% per annum, compounded quarterly, thereon.  Mr. Carleton has not received any payments with respect to his 2011 deferral election, and at December 31, 2016, the outstanding balance was $78,259. In 2016 and 2015, Mr. Shean received installment payments with respect to his 2011 deferral pursuant to his deferral election, and at December 31, 2016, the outstanding balance was $19,350. In 2016, the amount of interest with respect to Mr. Carleton’s 2011 deferral and Mr. Shean’s 2011 deferral for which Liberty Interactive is responsible was $6,664 and $3,116, respectively. Of these amounts, $4,434 with respect to the Mr. Carleton’s 2011 deferral and $2,075 with respect to Mr. Shean’s 2011 deferral were reported in the “Summary Compensation Table” as above-market earnings that were credited to Mr. Carleton and Mr. Shean’s respective deferred compensation account during 2016.

(2)                                 Of these amounts, the following were reported in the “Summary Compensation Table” as above-market earnings that were credited to the named executive officer’s deferred compensation account during 2016:

Name	Amount ($)
Gregory B. Maffei	—
Richard N. Baer	—
Mark D. Carleton	4,434
Michael A. George	—
Albert E. Rosenthaler	—
Christopher W. Shean	2,075

(3)                                 Mr. George is a participant in the Pension Restoration Plan.  At December 31, 2016, the outstanding balance of Mr. George under the Pension Restoration Plan was $14,730.

(4)                                 In our prior year proxy statements, we reported the following above-market earnings that were credited as interest to the applicable officer’s deferred compensation accounts during the years reported:

Amount ($)
Name	2015	2014	2013
Gregory B. Maffei	—	—	—
Richard N. Baer	—	—	—
Mark D. Carleton	n/a	n/a	n/a
Michael A. George	—	—	—
Albert E. Rosenthaler	—	—	—
Christopher W. Shean	806	774	777

Potential Payments Upon Termination or Change-in-Control

The following table sets forth the potential payments to our named executive officers if their employment had terminated or a change in control had occurred, in each case, as of December 30, 2016, which was the last business day of our last completed fiscal year. In the event of such a termination or change in control, the actual amounts may be different due to various factors. In addition, we may enter into new arrangements or modify these arrangements from time to time.

The amounts provided in the tables are based on the closing market prices on December 30, 2016 for our QVCA common stock, QVCB common stock, LVNTA common stock and LVNTB common stock, which were $19.98, $20.25, $36.87 and $36.93, respectively. The value of the options shown in the table is based on the spread between the exercise price of the award and the applicable closing market price. The value of the restricted stock and RSUs shown in the table is based on the applicable closing market price and the number of shares and RSUs unvested.

Each of our named executive officers has received awards and payments under the existing incentive plans.  Additionally, each of Messrs. Maffei, Baer and George is entitled to certain payments and acceleration rights upon termination under his respective employment agreement.  See “—Executive Compensation Arrangements” above and “Potential Payments Upon Termination or Change in Control—Termination Without Cause or for Good Reason” below.

As described above in “—Executive Compensation Arrangements—2006 Deferred Compensation Plan,” each of Messrs. Carleton and Shean had deferred a portion of his respective 2011 performance-based bonus under the 2006 deferred compensation plan, a portion of which is allocable to and paid by our company in accordance with his deferral election.  Under the 2006 deferred compensation plan, we do not have an acceleration right to pay out account balances to Messrs. Carleton and Shean upon a separation from service. However, Mr. Carleton and Mr. Shean were permitted to file at the time of the deferral an election to receive distributions under the 2006 deferred compensation plan upon his separation from service, including a voluntary termination, termination for cause, a termination without cause or for good reason and a termination due to death or disability.  For purposes of the tabular presentation below, we have assumed that each of Mr. Carleton and Mr. Shean has elected to receive a payout of all deferred compensation upon his separation from service, including interest.  In addition, the 2006 deferred compensation plan provides Liberty Media’s compensation committee with the option of terminating the plan 30 days preceding or within 12 months after a change of control and distributing the account balances (which option is assumed to have been exercised for purposes of the tabular presentation below).

The circumstances giving rise to these potential payments and a brief summary of the provisions governing their payout are described below and in the footnotes to the table (other than those described under “—Executive Compensation Arrangements,” which are incorporated by reference herein):

Voluntary Termination.  Each of the named executive officers holds equity awards that were issued under our existing incentive plans. Under these plans and the related award agreements, in the event of a voluntary termination of his employment with our company for any reason, each named executive officer would only have a right to the equity grants that vested prior to his termination date. Mr. Maffei also has certain acceleration rights upon a voluntary termination without good reason pursuant to the award agreement relating to the Term Options that were granted in connection with the approval of his current compensation arrangement. Mr. Maffei would have forfeited his 2016 Annual Awards if he had voluntarily terminated his employment as of December 30, 2016. Mr. Baer would have forfeited his 2016 Term Options if he had voluntarily terminated his employment as of December 30, 2016.  Mr. Baer would also have forfeited the unvested portion of his 2012 Term Options upon a voluntary termination. Mr. George would have forfeited all rights to his unvested George RSUs and his 2015 Term Options, upon a voluntary termination without good reason as of December 30, 2016 (the impact on such awards of a voluntary termination with good reason is described below). Each of Messrs. Maffei, Baer and George would have been entitled to certain other benefits upon a voluntary termination of his employment with our company as of December 30, 2016 for good reason. See “—Executive Compensation Arrangements—Gregory B. Maffei,” “—Executive Compensation Arrangements—Michael A. George” and “—Executive Compensation Arrangements—Richard N. Baer” above. Mr. Carleton, Mr. Shean and Mr. Rosenthaler are not entitled to any severance payments or other benefits upon a voluntary termination of his employment. The foregoing discussion assumes that the named executive officers voluntarily terminated his respective employment without good reason. See “—Termination Without Cause or for Good Reason” below for a discussion of potential payments and benefits upon a named executive officer’s voluntary termination of his employment for good reason.

Termination for Cause.  All outstanding equity grants constituting options, whether unvested or vested but not yet exercised, and all equity grants constituting unvested restricted shares and RSUs under the existing incentive plans would be forfeited by any named executive officer (other than Mr. Maffei and Mr. George in the case of equity grants constituting vested options or similar rights) who is terminated for “cause.” The existing incentive plans, which govern the awards unless there is a different definition in the applicable award agreement, define “cause” as insubordination, dishonesty, incompetence, moral turpitude, other misconduct of any kind and the refusal to perform his duties and responsibilities for any reason other than illness or incapacity; provided that, if such termination is within 12 months after a change in control (as described below), “cause” means a felony conviction for fraud, misappropriation or embezzlement. Each of Mr. Maffei and Mr. George has certain rights to exercise vested options or similar rights following a termination for cause under his employment agreement. See “—Executive Compensation Arrangements” above.

Termination Without Cause or for Good Reason.  As of December 30, 2016, Mr. Maffei’s unvested equity awards consisted of the Term Options and the 2016 Annual Awards. The Term Options are subject to partial acceleration upon a termination of his employment without cause or for good reason. Mr. Maffei would have forfeited his 2016 Annual Awards upon a termination without cause or for good reason as of December 30, 2016.  See “—Executive Compensation Arrangements—Gregory B. Maffei” above.

As of December 30, 2016, Mr. George’s unvested equity awards consisted of his 2015 Term Options and his George RSUs. The 2015 Term Options are subject to acceleration upon a termination of his employment without cause or for good reason. If Mr. George had been terminated without cause or for good reason as of December 30, 2016, his George RSUs would have stayed outstanding until the date the compensation committee acted to determine the extent to which the performance criteria were met and the number of George RSUs that would have been earned and vested had he remained employed through December 31, 2016. A pro rata portion of such number of George RSUs (based on the number of days Mr. George was employed during calendar year 2016) would then have vested on the date action was taken by the compensation committee.   See “—Executive Compensation Arrangements—Michael A. George” above.

As of December 30, 2016, Mr. Baer’s unvested equity awards consisted of his 2016 Term Options and the second tranche of his 2012 Term Options. The 2012 Term Options would have vested in full if Mr. Baer had been terminated without cause or for good reason as of December 30, 2016. The 2016 Term Options would have been forfeited if Mr. Baer had been terminated without cause or for good reason as of December 30, 2016. See “—Executive Compensation Arrangements—Richard N. Baer” above.

Each of Messrs. Maffei, Baer and George is also entitled under certain circumstances to severance payments and other benefits upon a termination without cause or for good reason. See “—Executive Compensation Arrangements—Gregory B. Maffei,” “—Executive Compensation Arrangements—Richard N. Baer” and “—Executive Compensation Arrangements—Michael A. George” above.

As of December 30, 2016, Mr. Carleton’s, Mr. Rosenthaler’s and Mr. Shean’s only unvested equity awards were the stock options granted to them on March 4, 2015 and their Chief RSUs granted to them on March 29, 2016. The standard stock option awards granted to them on March 4, 2015 provide for vesting upon a termination of employment without cause of those options that would have vested during the 12-month period following the termination date if such person had remained an employee. The multi-year awards granted to them on that date provide for vesting upon a termination of employment without cause of those options that would have vested during the 12-month period following the termination date if such person had remained an employee, plus a pro rata portion of the remaining unvested options based on the portion of the vesting period elapsed through the termination date. The Chief RSUs held by these officers would have been forfeited if the individual had been terminated without cause as of December 30, 2016.  None of these officers is entitled to any severance pay or other benefits upon a termination without cause.

Death.  In the event of death, the existing incentive plans provide for vesting in full of any outstanding options and the lapse of restrictions on any restricted share and RSU awards, except that Mr. Maffei would have forfeited his 2016 Annual Awards and Mr. Baer would have forfeited the 2016 Term Options in the event of his respective death as of December 30, 2016. Each of Mr. Maffei, Mr. George and Mr. Baer is also entitled to certain payments and other benefits if he dies while employed by our company.

No amounts are shown for payments pursuant to life insurance policies, which Liberty Media makes available to all of its employees.

Disability.  If the employment of any of the named executive officers is terminated due to disability, which is defined in the existing incentive plans or applicable award agreements, such plans or agreements provide for vesting in full of any outstanding options and the lapse of restrictions on any restricted share and RSU awards, except that Mr. Maffei would have forfeited his 2016 Annual Awards and Mr. Baer would have forfeited his 2016 Term Options if his employment was terminated due to disability as of December 30, 2016. Each of Mr. Maffei, Mr. George and Mr. Baer is also entitled to certain payments and other benefits upon a termination of his employment due to disability. See “—Executive Compensation Arrangements” above.

No amounts are shown for payments pursuant to short-term and long-term disability policies, which Liberty Media makes available to all of its employees.

Change in Control.  In case of a change in control, the incentive plans provide for vesting in full of any outstanding options and the lapse of restrictions on any restricted share and RSU awards held by the named executive officers, except that neither Mr. Maffei’s unvested 2016 Annual Awards nor Mr. Baer’s 2016 Term Options would have been accelerated. A change in control is generally defined as:

•                                          The acquisition by a non-exempt person (as defined in the incentive plans) of beneficial ownership of at least 20% of the combined voting power of the then outstanding shares of our company ordinarily having the right to vote in the election of directors, other than pursuant to a transaction approved by our board of directors.

•                                          The individuals constituting our board of directors over any two consecutive years cease to constitute at least a majority of the board, subject to certain exceptions that permit the board to approve new members by approval of at least two-thirds of the remaining directors.

•                                          Any merger, consolidation or binding share exchange that causes the persons who were common stockholders of our company immediately prior thereto to lose their proportionate interest in the common stock or voting power of the successor or to have less than a majority of the combined voting power of the then outstanding shares ordinarily having the right to vote in the election of directors, the sale of substantially all of the assets of the company or the dissolution of the company.

In the case of a change in control described in the last bullet point, our compensation committee may determine not to accelerate the existing equity awards of the named executive officers if equivalent awards will be substituted for the existing awards, except that Mr. Maffei’s Term Options, may also be subject to acceleration upon a change in control. For purposes of the tabular presentation below, we have assumed no such determination was made by the compensation committee.

Benefits Payable Upon Termination or Change-in-Control

Name	Voluntary Termination Without Good Reason ($)		Termination for Cause ($)		Termination Without Cause or for Good Reason ($)		Death ($)		Disability ($)		After a Change in Control ($)
Gregory B. Maffei
Severance	11,750,000	(1)	—		30,763,181	(2)	30,763,181	(2)	30,763,181	(2)	—
Options	27,823,935	(3)	26,977,834	(3)	28,453,058	(4)	28,841,363	(5)	28,841,363	(5)	28,841,363	(5)
Perquisites (6)	—		—		148,922		—		148,922		—
Total	39,573,935		26,977,834		59,365,161		59,604,544		59,753,466		28,841,363

Richard N. Baer
Severance (7)	—		—		631,050		631,050		631,050		—
Options	—	(3)	—	(3)	1,066,349	(10)	1,066,349	(5)	1,066,349	(5)	1,066,349	(5)
Total	—		—		1,697,399		1,697,399		1,697,399		1,066,349

Mark D. Carleton
Deferred Compensation (14)	78,259	(8)	78,259	(8)	78,259	(8)	78,259	(8)	78,259	(8)	78,259	(9)
Options	331,792	(3)	—		331,981	(10)	332,321	(5)	332,321	(5)	332,321	(5)
Restricted Stock/RSUs	—		—		—		591,910	(5)	591,910	(5)	591,910	(5)
Total	410,051		78,259		410,240		1,002,491		1,002,491		1,002,491

Michael A. George
Severance (11)	—		—		1,500,000		—		—		1,500,000
Base Compensation Continuing Payment (12)	—		—		1,254,788		1,254,788		1,254,788		1,254,788
Pension Restoration Plan Payout (13)	14,730		14,730		14,730		14,730		14,730		14,730
Options	9,956,167	(3)	9,956,167	(3)	9,956,167	(10)	9,956,167	(5)	9,956,167	(5)	9,956,167	(5)
RSUs	—		—		3,267,949	(10)	3,267,949	(5)	3,267,949	(5)	3,267,949	(5)
Total	9,970,897		9,970,897		15,993,634		14,493,634		14,493,634		15,993,634

Name	Voluntary Termination Without Good Reason ($)		Termination for Cause ($)		Termination Without Cause or for Good Reason ($)		Death ($)		Disability ($)		After a Change in Control ($)
Albert E. Rosenthaler
Options	800,694	(3)	—		800,883	(10)	801,223	(5)	801,223	(5)	801,223	(5)
Restricted Stock/RSUs	—		—		—		591,910	(5)	591,910	(5)	591,910	(5)
Total	800,694		—		800,883		1,393,133		1,393,133		1,393,133

Christopher W. Shean
Deferred Compensation (14)	11,016	(8)	11,016	(8)	11,016	(8)	11,016	(8)	11,016	(8)	11,016	(9)
Options	1,456,088	(3)	—		1,456,277	(10)	1,456,618	(5)	1,456,618	(5)	1,456,618	(5)
Restricted Stock/RSUs	—		—		—		591,910	(5)	591,910	(5)	591,910	(5)
Total	1,467,104		11,016		1,467,293		2,059,544		2,059,544		2,059,544

(1)

If Mr. Maffei had voluntarily terminated his employment without good reason (as defined in the Maffei Employment Agreement) as of December 30, 2016, he would have been entitled to receive in a lump sum the Pro-Rated Amount of $11,750,000, with up to 25% of such amount payable in shares of QVCB and LVNTB, allocated between them in accordance with the pro rata allocation of his target equity awards. See “—Executive Compensation Arrangements—Gregory B. Maffei” above.

(2)

If Mr. Maffei’s employment had been terminated at our company’s election without cause or by Mr. Maffei for good reason (as defined in the Maffei Employment Agreement) (whether before or within a specified period following a change in control) or due to Mr. Maffei’s death or disability, as of December 30, 2016, he would have been entitled to receive a payment of 1.5 times his 2016 base salary payable in 18 equal monthly installments. Mr. Maffei would also be entitled to receive in lump sums the Pro Rated Amount of $11,750,000, and a separate Un-Pro Rated Amount of $17,500,000 and, in each case, up to 25% of such amounts would be payable in shares of QVCB and LVNTB, allocated between them in accordance with the pro rata allocation of his target equity awards. See “—Executive Compensation Arrangements—Gregory B. Maffei” above.

(3)

Based on the number of vested options held by each named executive officer at December 30, 2016 and, with respect to Mr. Maffei upon a voluntary termination of his employment without good reason, the pro rata vesting of his unvested Term Options. Mr. Maffei would have forfeited his 2016 Annual Awards if his employment had been terminated for any reason as of December 30, 2016. If Mr. Baer’s employment had been terminated for any reason as of December 30, 2016, he would have forfeited the 2016 Term Options. If Mr. Baer’s employment had been terminated by us for cause or by Mr. Baer without good reason as of December 30, 2016, he would have forfeited the unvested portion of his 2012 Term Options. If Mr. George’s employment with QVC had been terminated by us for cause or by Mr. George without good reason as of December 30, 2016, he would have forfeited the 2015 Term Options and his George RSUs. For more information, see the “Outstanding Equity Awards at Fiscal Year-End” table, “—Executive Compensation Arrangements—Gregory B. Maffei,” “—Executive Compensation Arrangements—Michael A. George” and “—Executive Compensation Arrangements—Richard N. Baer” above.

(4)

Based on (i) the number of vested options held by Mr. Maffei at December 30, 2016 and (ii) the number of unvested Term Options held by Mr. Maffei at December 30, 2016 that would vest pursuant to the forward-vesting provisions in the award agreement if he were terminated without cause or for good reason as of December 30, 2016. Mr. Maffei would have forfeited his 2016 Annual Awards if his employment had been terminated for any reason as of December 30, 2016. See “—Executive Compensation Arrangements—Gregory B. Maffei” above and the “Outstanding Equity Awards at Fiscal Year-End” table above.

(5)

Based on (i) the number of vested options, (ii) the number of unvested performance-based restricted shares relating to LVNTA and Chief RSUs relating to QVCA held by Messrs. Carleton, Rosenthaler and Shean, (iii) the number of unvested George RSUs held by Mr. George and (iii) the number of unvested options held by each named executive officer at December 30, 2016, other than the unvested 2016 Term Options held by Mr. Baer and the unvested 2016 Annual Options held by Mr. Maffei. For more information, see the “Outstanding Equity Awards at Fiscal Year-End” table above.

(6)

If Mr. Maffei’s employment had been terminated at our company’s election for any reason (other than cause) or by Mr. Maffei for good reason (as defined in his employment agreement) or by reason of disability, as of December 30, 2016, he would have been entitled to receive personal use of the corporate aircraft for 120 hours per year over a 12-month period. Based on an hourly average of the incremental cost of use of the corporate aircraft, perquisite amount of $148,922 represents the maximum potential incremental cost attributable to our company for Mr. Maffei’s use of the corporate aircraft for 120 hours based on an hourly average of the incremental cost of use of the corporate aircraft. The remainder of such perquisite expense that would have been allocable to Liberty Media pursuant to the services agreement is not reflected in the table.

(7)

If Mr. Baer’s employment had been terminated due to his death or disability or at Liberty Media’s election without cause or by Mr. Baer for good reason (as defined in his 2012 Employment Agreement), as of December 30, 2016, he would have been entitled to receive a lump sum payment in an amount equal to two times his base salary then in effect. See “—Executive Compensation Arrangements—Richard N. Baer” above. The 65% of such lump sum severance payment that would have been allocable to Liberty Media pursuant to the services agreement is not reflected in the table.

(8)

Under the 2006 deferred compensation plan, we do not and Liberty Media does not have an acceleration right to pay out account balances to Mr. Carleton and Mr. Shean upon this type of termination. However, Mr. Carleton and Mr. Shean had the right to file an election at the time of his initial deferral to receive distributions under the 2006 deferred compensation plan upon his separation from service, including under these circumstances. For purposes of the tabular presentation above, we have assumed that Mr. Carleton and Mr. Shean has elected to receive payout upon a separation from service of all deferred compensation, including interest.

(9)

The 2006 deferred compensation plan provides Liberty Media’s compensation committee with the option of terminating the plan 30 days preceding or within 12 months after a change of control of Liberty Media and distributing the account balances (which option is assumed to have been exercised for purposes of the tabular presentation above).

(10)

Based on (i) the number of vested options held by such named executive officer at December 30, 2016 and (ii) the number of unvested options held by each named executive officer at December 30, 2016 that would vest pursuant to the forward-vesting provisions in such named executive officer’s award agreements if he were terminated without cause as of December 30, 2016. See the “Outstanding Equity Awards at Fiscal Year-End” table and “Potential Payments Upon Termination or Change in Control—Termination Without Cause or for Good Reason” above.

(11)

If Mr. George’s employment had been terminated at QVC’s election without cause or by Mr. George for good reason (as defined in the George Employment Agreement) (whether before or within a specified period following a change in control), as of December 30, 2016, he would have been entitled to receive a lump sum payment of $1,500,000. See “—Executive Compensation Arrangements—Michael A. George” above.

(12)

If Mr. George’s employment had been terminated at QVC’s election without cause or by Mr. George for good reason (whether before or within a specified period following a change in control) or in the event of his death or disability, he would have been entitled to receive a base compensation continuing payment for one year equal to his base salary upon termination.

(13)

Under the Pension Restoration Plan, upon separation from service, a participant would receive a lump sum payment of the vested percentage of such participant’s account on the first day of the month following such separation, in this case, January 1, 2017.

(14)

Represents deferred compensation payable to Messrs. Carleton and Shean based on a one-time deferral election of a portion of his annual cash bonus that was allocable to and paid by Liberty Interactive pursuant to the services agreement. See “—Executive Compensation Arrangements—2006 Deferred Compensation Plan” and “—Nonqualified Deferred Compensation Plans” above for more information.

DIRECTOR COMPENSATION

Nonemployee Directors

Director Fees. Each of our directors who is not an employee of our company is paid an annual fee of $214,000 (which, in 2016, was $210,000) (which we refer to as the director fee), of which $102,000 ($100,000 in 2016) is payable in cash and the balance is payable in RSUs or options to purchase shares of QVCA and LVNTA.  For service on our board in 2016, each director was permitted to elect to receive $110,000 of his or her director fee in restricted shares or options to purchase QVCA and LVNTA shares.  The awards issued to our directors with respect to their service on our board in 2016 were issued in December 2015. No equity awards were granted to our nonemployee directors during 2016, but we expect to grant equity awards to our directors with respect to service on our board in 2017 in the first half of 2017.  Each director will be eligible to receive an equity grant in either options or RSUs, at the director’s election, in a grant value of $112,000.

The fees for service as a board committee chairman and as a board committee member are the same for 2016 and 2017. The chairman of the audit committee of our board of directors is paid an additional annual fee of $40,000 and each other member of that committee receives an additional annual fee of $30,000. With respect to our compensation committee and nominating and corporate governance committee, each member thereof receives an annual fee of $10,000 for his or her participation on each such committee, except that any committee member who is also the chairman of that committee instead receives an annual fee of $20,000 for his or her participation on that committee. The cash portion of the director fees and the fees for participation on committees are payable quarterly in arrears.

Charitable Contributions. If a director makes a donation to our political action committee, we will make a matching donation to a charity of his or her choice in an amount not to exceed $10,000.

Equity Incentive Plans.  The Liberty Interactive Corporation 2002 Nonemployee Director Incentive Plan (As Amended and Restated Effective November 7, 2011), as amended (the 2002 director plan) and the 2011 Nonemployee Director Incentive Plan (Amended and Restated as of December 17, 2015) (the 2011 director plan, together with the 2002 director plan, the prior plans) are administered by our entire board of directors. Awards granted to our nonemployee directors under the 2016 incentive plan are administered by our board of directors or our compensation committee. Our board of directors and compensation committee each has full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The prior plans and the 2016 incentive plan are designed to provide our nonemployee directors with additional remuneration for services rendered, to encourage their investment in our common stock and to aid in attracting persons of exceptional ability to become nonemployee directors of our company. Our board of directors may grant non-qualified stock options, SARs, restricted shares and cash awards or any combination of the foregoing under the 2016 incentive plan. The 2002 director plan and the 2011 director plan expired according to its respective terms on December 17, 2012 and September 7, 2016, respectively, and as a result no further grants are permitted under the prior plans.

The maximum number of shares of our common stock with respect to which awards may be issued under the 2016 incentive plan is 39,873,000, subject to anti-dilution and other adjustment provisions of the respective plans. Under the 2016 incentive plan, no nonemployee director may be granted during any calendar year awards having a value determined on the date of grant in excess of $3 million. Shares of our common stock issuable pursuant to awards made under the 2016 incentive plan are made available from either authorized but unissued shares or shares that have been issued but reacquired by our company.

Stock Ownership Guidelines.  In March 2016, our board of directors adopted stock ownership guidelines that require each director to own shares of our company’s stock equal to at least three times the value of their annual cash retainer fees.  Directors will have five years from the later of (i) the effective date of the new guidelines and (ii) the director’s initial appointment to our board to comply with these guidelines.

Director Deferred Compensation Plan. Effective beginning in the fourth quarter of 2013, directors of our company are eligible to participate in the Liberty Interactive Corporation Nonemployee Director Deferred Compensation Plan (the director deferred compensation plan), pursuant to which eligible directors of our company can elect to defer all or any portion of their annual cash fees that they would otherwise be entitled to receive. The deferral of such annual cash fees shall be effected by a reduction in the quarterly payment of such annual cash fees by the percentage specified in the director’s election. Elections are required to be made in advance of certain deadlines, which generally must be on or before the close of business on December 31 of the year prior to the year to which the director’s election will apply, and elections must include the form of distribution, such as a lump-sum payment or substantially equal installments over a period not to exceed ten years. The director deferred compensation plan was amended effective January 1, 2015, to reflect the following changes: (A) compensation deferred under the director deferred compensation plan prior to January 1, 2015 will earn interest at the rate of 9% per year, compounded quarterly at the end of each calendar quarter. For amounts deferred on or after January 1, 2015, those amounts will earn interest at a rate equal to the prime rate of interest (as determined by reference to the Wall Street Journal) plus 3%; and (B) the board of directors has the authority to change this interest rate for future deferrals at any time prior to a change of control.  For 2016, this rate was 6.25%.  Effective January 1, 2017, amounts deferred under the plan will earn interest income at the 10-year Treasury rate plus 4.5%, as determined as of the first business day of November of the year prior to each plan year.

John C. Malone

In connection with the merger of TCI and AT&T in 1999, an employment agreement between John C. Malone and TCI was assigned to our company. In connection with the LMC Split-Off and the LMC Spin-Off, Mr. Malone’s employment agreement (as amended) and his deferred compensation arrangements, as described below, were assumed by Old LMC and later Liberty Media. The term of Mr. Malone’s employment agreement is extended daily so that the remainder of the employment term is five years. The employment agreement was amended in June 1999 to provide for, among other things, an annual salary of $2,600 (which was increased to $3,900 in 2014), subject to increase with board approval. The employment agreement was amended in 2003 to provide for payment or reimbursement of personal expenses, including professional fees and other expenses incurred by Mr. Malone for estate, tax planning and other services, and for personal use of corporate aircraft and flight crew. The aggregate amount of such payments or reimbursements and the value of his personal use of corporate aircraft was originally limited to $500,000 per year but increased to $1 million effective January 1, 2007 by our compensation committee. Although the “Director Compensation Table” below reflects the portion of the aggregate incremental cost of Mr. Malone’s personal use of our corporate aircraft attributable to our company, the value of his aircraft use for purposes of his employment agreement is determined in accordance with SIFL, which aggregated $170,821 for use of the aircraft by our company and Liberty Media during the year ended December 31, 2016. A portion of the costs, calculated in accordance with Part 91 of the Federal Aviation Regulations, incurred with respect to Mr. Malone were allocated to our company and reimbursed to Liberty Media under the services agreement.

In December 2008, the compensation committee determined to modify Mr. Malone’s employment arrangements to permit Mr. Malone to begin receiving fixed monthly payments in 2009, while he remains employed by our company, in satisfaction of our obligations to him under a 1993 deferred compensation arrangement, a 1982 deferred compensation arrangement and an installment severance plan, in each case, entered into with him by our predecessors (and which had been assumed by our company). At the time of the amendment, the amounts owed to Mr. Malone under these arrangements aggregated approximately $2.4 million, $20 million and $39 million, respectively. As a result of these modifications, Mr. Malone receives 240 equal monthly installments, which commenced February 2009, of: (1) approximately $20,000 under the 1993 deferred compensation arrangement, (2) approximately $237,000 under the 1982 deferred compensation arrangement and (3) approximately $164,000 under the installment severance plan. Interest ceased to accrue under the installment severance plan once these payments began; however, interest continues to accrue on the 1993 deferred compensation arrangement at a rate of 8% per annum and on the 1982 deferred compensation arrangement at a rate of 13% per annum. Following certain termination events, Mr. Malone (or, in the event of Mr. Malone’s death, his beneficiaries) would be entitled to receive the remaining payments under these arrangements, subject to certain conditions. In connection with the LMC Split-Off and the LMC Spin-Off, Old LMC and later Liberty Media assumed all outstanding obligations under these deferred compensation arrangements and the installment severance plan.

Under the terms of Mr. Malone’s employment agreement, he is entitled to receive upon the termination of his employment for any reason (other than for death or “cause”), a lump sum equal to his salary for a period of five full years following termination (calculated on the basis of $3,900 per annum, the lump sum severance payment). As described above, in connection with the LMC Split-Off and later the LMC Spin-Off, Liberty Media assumed

Mr. Malone’s employment agreement and all outstanding obligations thereunder, and we will reimburse Liberty Media for our allocated portion of any such lump sum severance payments made thereunder.

Director Compensation Table

Name (1)	Fees Earned or Paid in Cash ($)		Stock Awards ($)(2)	Option Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All other compensation ($)(4)		Total ($)
John C. Malone	—		—	—	—	580,048	(5)(6)(7)	580,048
Richard N. Barton (8)	5,464		—	—	—	—		5,464
M. Ian G. Gilchrist	160,000		—	—	—	—		160,000
Evan D. Malone	100,000		—	—	—	—		100,000
David E. Rapley	160,000	(3)	—	—	17,066	500	(9)	177,566
M. LaVoy Robison	140,000	(3)	—	—	6,858	—		146,858
Larry E. Romrell	140,000		—	—	—	—		140,000
Mark C. Vadon	110,000		—	—	—	—		110,000
Andrea L. Wong	120,000	(3)	—	—	10,860	1,000	(9)	131,860

(1)                                 Gregory B. Maffei and Michael A. George, who are directors of our company and named executive officers, and John C. Malone, who is a director of our company, received no compensation for serving as directors of our company during 2016. However, we are allocated a portion of the compensation paid to Mr. Malone by Liberty Media. See footnotes (5), (6) and (7) below.

(2)                                 As of December 31, 2016, our directors (other than Messrs. Maffei and George, whose EQUITY awards are listed in “Outstanding Equity Awards at Fiscal Year-End” above) held the following EQUITY awards:

	John C. Malone	Richard N. Barton	M. Ian G. Gilchrist	Evan D. Malone	David E. Rapley	M. LaVoy Robison	Larry E. Romrell	Mark C. Vadon	Andrea L. Wong
Options
QVCA	—	—	10,524	10,958	9,813	34,156	25,452	864,737	—
LVNTA	—	—	2,185	1,572	1,397	5,175	3,632	—	—

Restricted Stock
QVCA	—	—	—	—	—	—	—	597	—
LVNTA	—	—	—	—	—	—	—	102	—

(3)                                 Includes 2016 compensation that was earned but not paid in cash because it was deferred under the director deferred compensation plan.  Amounts deferred are reflected below:

Name	2016 Deferred Compensation	2016 Above Market Earnings on Accrued Interest	2015 Above Market Earnings on Accrued Interest
David Rapley	160,000	17,066	4,748
M. LaVoy Robison	70,000	6,858	1,887
Andrea L. Wong	120,000	10,860	2,786

(4)                                 Liberty Media makes available to our directors tickets to various sporting events with no aggregate incremental cost attributable to any single person.

(5)                                 Includes the amount of Mr. Malone’s base salary of $2,418 and the following amounts, in each case, which were allocated to our company under the services agreement:

Amounts ($)
Reimbursement for personal legal and accounting services	43,812
Compensation related to personal use of corporate aircraft (a)	47,684
Tax payments made on behalf of Mr. Malone	459,315

(a) Calculated based on aggregate incremental cost of such usage to our company.

Also includes miscellaneous personal expenses, such as courier charges.

Prior to the LMC Split-Off, we owned an apartment in New York City which was primarily used for business purposes. The apartment was assigned to Liberty Media in the LMC Split-Off and later the LMC Spin-Off. Mr. Malone makes use of this apartment and a company car and driver for personal reasons. From time to time, we also pay the cost of miscellaneous shipping and catering expenses for Mr. Malone.

(6)                                 Also includes $16,430 in matching contributions allocated to our company with respect to the Liberty Media 401(k) Savings Plan.

(7)                                 Also includes $3,832 in health insurance premiums allocated to our company for the benefit of Mr. Malone.

(8)                                 Appointed to our board on December 12, 2016.

(9)                                 Includes $500 and $1,000 in charitable contributions made on behalf of Mr. Rapley and Ms. Wong, respectively, pursuant to our matching donation program.